Exhibit 2.1

EXECUTION COPY

MERGER AGREEMENT

by and among

PBM HOLDINGS, INC.,

PBM NUTRITIONALS, LLC,

PERRIGO COMPANY,

PINE HOLDINGS MERGER SUB, INC.,

PINE NUTRITIONALS MERGER SUB, LLC,

and

PBM STAKEHOLDERS, LLC,

as the Stakeholders’ Representative

Dated as of March 22, 2010

EXHIBIT 1	FORM OF ESCROW AGREEMENT
EXHIBIT 2	SAMPLE BALANCE SHEET AND NET WORKING CAPITAL STATEMENT
EXHIBIT 3	FEES AND EXPENSES OF THE COMPANIES
EXHIBIT 4	RELATED PARTY CONTRACTS
EXHIBIT 5	AMENDED CERTIFICATE OF INCORPORATION OF HOLDINGS
EXHIBIT 6	AMENDED BYLAWS OF HOLDINGS

v

INDEX OF DEFINED TERMS

2009 Audited Financial Statements	5.20
2009 Unaudited Financial Statements	3.6(a)
Accounting Principles	1.1
Action	1.1
ADSP	5.12(e)(ii)
Affected Employees	5.3(a)
Affiliate	1.1
Aggregate Merger Consideration	2.2(a)
Agreement	Preamble
Anticipated Prepayment Date	5.22
Antitrust Authorities	1.1
Antitrust Laws	1.1
Appreciation Rights	2.4(c)
Appreciation Rights Holder	2.4(c)
Appreciation Rights Holders	2.4(c)
Arla Business Transfer Agreement	1.1
Arla Earnout Indemnity Amount	1.1
Asset Allocation	5.12(h)
Asset Allocation Schedule	5.12(h)
Audited Financial Statements	3.6(a)
Auditor	2.8(c)
Balance Sheet Time	2.8(a)
Basket Amount	8.2(b)
Bonus Opportunities Pool	5.3(a)
Business	Recitals
Business Day	1.1
Cap Amount	8.2(c)
Cash	1.1
Certificates	2.5(a)(iii)
Certificates of Merger	2.1(c)
Claim	8.3(a)
Claim Notice	8.3(a)
Closing	2.1(b)
Closing Adjustment	2.8(a)
Closing Consideration	2.2(b)
Closing Date	2.1(b)
Code	1.1
Commitment Letter	4.4(b)
Common Stock	Recitals
Companies	Preamble
Companies Disclosure Schedule	1.1
Companies Holders	2.9(a)
Company	Preamble
Company Confidentiality Agreements	4.9

Company Contracts	3.14(b)
Company Indemnitees	5.10(a)
Company Intellectual Property	3.15(b)
Company Leases	3.16(b)
Company Material Adverse Effect	1.1
Company Organizational Documents	3.1(b)
Company Plans	3.11(a)
Confidentiality Agreements	4.9
Contract	1.1
Covington Farm Land	5.18
Covington Sale Amount	5.18
Credit Facility	1.1
Credit Facility Agent	5.22
Credit Facility Lenders	5.22
Current Assets	1.1
Current Liabilities	1.1
Debt Amount	1.1
DGCL	Recitals
Divestiture	5.9(a)(i)
DLLCA	Recitals
Effective Time	2.1(c)
Election Allocations	5.12(e)(ii)
Employee Loans	1.1
Encumbrance	1.1
Environmental Claim	3.18(b)
Environmental Law	1.1
Environmental Permit	1.1
Equityholder Indemnified Parties	8.1(b)
ERISA	1.1
ERISA Affiliate	1.1
Escrow Account	1.1
Escrow Agent	2.6(b)
Escrow Agreement	2.6(b)
Estimated Cash Amount	2.8(a)
Estimated Closing Balance Sheet	2.8(a)
Estimated Debt Amount	2.8(a)
Estimated Net Working Capital	2.8(a)
Estimated Net Working Capital Adjustment	2.8(a)
Estimated Net Working Capital Statement	2.8(a)
Exchange Act	1.1
Exercise Proceeds Per Share	2.2(c)
Exercise Proceeds Per Unit	2.2(d)
FDA	1.1
Fees and Expenses	1.1
FFDCA	3.10(b)
Final Closing Cash Amount	2.8(e)

Final Closing Debt Amount	2.8(e)
Final Closing Net Working Capital	2.8(e)
Final Post-Closing Adjustment	2.8(e)
Financial Statements	3.6(a)
Financing	4.4(b)
Fully Diluted Share Count	2.2(e)
Fully Diluted Unit Count	2.2(f)
GAAP	1.1
Gordonsville Leases	1.1
Gordonsville Realty	5.18
Governmental Entity	1.1
Hazardous Material	1.1
Holders’ Undisputed Working Capital Amount	2.8(b)
Holdings	Preamble
Holdings Certificate of Merger	2.1(c)
Holdings Consideration	2.2(g)
Holdings Merger	Recitals
Holdings Merger Sub	Preamble
Holdings Organizational Documents	3.1(b)
Holdings Stock Plans	2.4(a)
Holdings Surviving Entity	2.1(a)(i)
HSR Act	1.1
Indebtedness	1.1
Indemnification Escrow Amount	2.6(b)
Indemnification Escrow Funds	8.2(c)
Indemnified Party	8.2(b)
Indemnifying Parties	8.2(c)
Intellectual Property	1.1
Investment Agreement	1.1
JPMSI	4.4(b)
Knowledge of Parent	1.1
Knowledge of the Companies	1.1
Law	1.1
Leased Real Property	3.16(b)
Lender	4.4(b)
Licensed Intellectual Property	3.15(b)
Limitation	5.9(a)(i)
Losses	1.1
Manning	Recitals
Manning Non-Competition Agreement	Recitals
Merger Consideration Per Share	2.2(h)
Merger Consideration Per Unit	2.2(i)
Merger Subs	Preamble
Mergers	Recitals
Net Working Capital	1.1
Non-Voting Common Stock	Recitals

Non-Voting Units	Recitals
Notes	1.1
Nutritionals	Preamble
Nutritionals Certificate of Merger	2.1(c)
Nutritionals Consideration	2.2(j)
Nutritionals Merger	Recitals
Nutritionals Merger Sub	Preamble
Nutritionals Organizational Documents	3.1(b)
Nutritionals Surviving Entity	2.1(a)(ii)
Nutritionals Unit Plans	2.4(c)
Objection Notice	2.8(c)
Option Value	2.2(k)
Optionholder	2.4(a)
Optionholders	2.4(a)
Options	2.4(a)
Order	1.1
Outside Date	7.1(b)
Owned Intellectual Property	3.15(a)
Owned Real Property	3.16(a)
Parent	Preamble
Parent Confidentiality Agreements	3.24
Parent Disclosure Schedule	1.1
Parent Indemnified Parties	8.1(a)
Parent Indemnifying Parties	8.1(b)
Parent Material Adverse Effect	1.1
Parent Non-Competition Agreement	Recitals
Parent Undisputed Working Capital Amount	2.8(c)
Per Share Amount	2.2(l)
Per Unit Amount	2.2(m)
Permits	3.10(a)
Permitted Encumbrances	1.1
Person	1.1
Pro Rata Portion	1.1
Proposal	5.14
Proposed Closing Balance Sheet	2.8(b)
Proposed Closing Cash Amount	2.8(b)
Proposed Closing Debt Amount	2.8(b)
Proposed Closing Net Working Capital	2.8(b)
Proposed Closing Net Working Capital Statement	2.8(b)
Real Property	3.16(b)
Regulated Company Product	3.10(b)
Regulatory Authorities	3.10(b)
Regulatory Laws	3.10(b)
Release	1.1
Release Date	8.4(b)
Releasee	5.15

Releasees	5.15
Restraints	6.1(b)
SAR Holder	2.4(b)
SAR Holders	2.4(b)
SAR Value	2.2(n)
SARs	2.4(b)
Section 338 Forms	5.12(e)(ii)
Section 338(h)(10) Election	5.12(e)(i)
Securities Act	1.1
Site	1.1
Solvent	4.5
Specified Litigation Matters	8.1(a)(iii)
Stakeholders’ Representative	2.9(a)
Stakeholders’ Representative Amount	1.1
Stock Certificates	2.5(a)(ii)
Stockholder Approval	5.8
Stockholders	Recitals
Subordinated Consent	5.23
Subsidiary	1.1
Surviving Entities	2.1(a)(ii)
SWAP Agreements	1.1
Target Net Working Capital	1.1
Tax	1.1
Tax Arbitrator	5.12(e)(iii)
Tax Benefit	8.2(d)(iv)
Tax Claim	5.12(c)(i)
Tax Return	1.1
Termination Fee	7.2(a)
Third Party Notice	8.3(b)
Total Share Exercise Proceeds	2.2(o)
Total Unit Exercise Proceeds	2.2(p)
Transaction Bonus Amount	2.6(f)
Transaction Consideration Disbursement Schedule	2.5(a)(i)
Transaction Documents	1.1
Transfer Taxes	1.1
UAR Holder	2.4(c)
UAR Holders	2.4(c)
UAR Value	2.2(q)
UARs	2.4(c)
Unit Certificates	2.5(a)(iii)
Unitholder Approval	5.8
Unitholders	Recitals
Units	Recitals
Voting Common Stock	Recitals
Voting Units	Recitals
WARN Act	3.11(o)

x

Working Capital Escrow Amount	2.6(b)

MERGER AGREEMENT

THIS MERGER AGREEMENT (this “Agreement”), dated as of March 22, 2010, by and among PBM HOLDINGS, INC., a Delaware corporation (“Holdings”), PBM NUTRITIONALS, LLC, a Delaware limited liability company (“Nutritionals,” together with Holdings, the “Companies” and each individually, a “Company”), PERRIGO COMPANY, a Michigan corporation (“Parent”), PINE HOLDINGS MERGER SUB, INC., a Delaware corporation and newly formed direct wholly-owned subsidiary of Parent (“Holdings Merger Sub”), PINE NUTRITIONALS MERGER SUB, LLC, a Delaware limited liability company and newly formed direct wholly-owned subsidiary of Parent (“Nutritionals Merger Sub” and, together with Holdings Merger Sub, the “Merger Subs”), and PBM STAKEHOLDERS, LLC, a Delaware limited liability company, as the Stakeholders’ Representative.

RECITALS

WHEREAS, the Companies, directly and indirectly through certain of their Subsidiaries, are engaged in the business of manufacturing, marketing and distributing infant and toddler formulas, diabetic products, and other pediatric nutritional products and feeding accessories (the “Business”);

WHEREAS, Parent desires to acquire 100% of the issued and outstanding (i) voting common stock of Holdings, par value $1.00 (the “Voting Common Stock”) and (ii) non-voting common stock of Holdings, par value $1.00 (the “Non-Voting Common Stock,” and together with the Voting Common Stock, the “Common Stock”) pursuant to the merger of Holdings with Holdings Merger Sub with Holdings as the entity surviving such merger (the “Holdings Merger”);

WHEREAS, Parent desires to acquire 100% of the issued and outstanding (i) voting units of Nutritionals representing ownership interests in Nutritionals (the “Voting Units”) and (ii) non-voting units of Nutritionals representing ownership interests in Nutritionals (the “Non-Voting Units,” and together with the Voting Units, the “Units”) pursuant to the merger of Nutritionals Merger Sub with and into Nutritionals with Nutritionals as the entity surviving such merger (the “Nutritionals Merger,” and together with the Holdings Merger, the “Mergers”);

WHEREAS, the Board of Directors, Manager or Board of Managers (as applicable) of each of the Companies and the Merger Subs have approved and declared advisable and in the best interests of their respective stockholders or unitholders, as the case may be, and Parent’s Board of Directors has approved, this Agreement and the transactions contemplated hereby, including the Mergers, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”) and the Delaware Limited Liability Company Act (the “DLLCA”);

WHEREAS, promptly following the execution and delivery of this Agreement, the holders of Common Stock (the “Stockholders”) of Holdings and holders of Units (the “Unitholders”) of Nutritionals will execute and deliver to Parent actions by written consent approving and adopting this Agreement;

WHEREAS, pursuant to the Mergers and this Agreement, all of the issued and outstanding Common Stock of Holdings and all of the issued and outstanding Units of Nutritionals shall, subject to the terms and conditions contained herein, be converted into the right to receive the amounts set forth in Article II;

WHEREAS, concurrent with the execution of this Agreement, Parent and the Companies have entered into a Non-Competition Agreement, dated as of the date hereof (the “Parent Non-Competition Agreement”), by and among Parent and the Companies; and

WHEREAS, concurrent with the execution of this Agreement, Parent and Paul B. Manning (“Manning”) have entered into a Non-Competition Agreement, dated as of the date hereof (the “Manning Non-Competition Agreement”).

NOW, THEREFORE, in consideration of the foregoing, the representations, warranties, covenants and agreements set forth in this Agreement, and other good and valuable consideration, the adequacy and receipt of which is hereby acknowledged, the parties hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Certain Definitions.

For purposes of this Agreement, except as otherwise expressly provided herein, the following terms, when used in this Agreement and the Exhibits, Schedules, and other documents delivered in connection herewith, have the meanings assigned to them in this Section 1.1.

“Accounting Principles” means collectively, (i) except as described in clause (ii) of this definition, GAAP, consistent with the accounting policies and practices (including with respect to the derivation of estimates, accruals and reserves) applied in the preparation of the Audited Financial Statements and (ii) whether or not consistent with GAAP, the accounting policies set forth in Section 1.1(a) of the Companies Disclosure Schedule.

“Action” means any civil, criminal or administrative, in law or in equity, action, claim, complaint, inquiry, investigation, examination, hearing, petition, suit, arbitration or mediation.

“Affiliate” means, with regard to any specified Person, a Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such specified Person. A Person shall be deemed to control another Person if such first Person possesses, directly or indirectly, the power to direct, or cause the direction of, the management and policies of such other Person, whether through the ownership of voting securities, by Contract or otherwise.

“Antitrust Authorities” means the Federal Trade Commission, the Antitrust Division of the United States Department of Justice, the attorneys general of the several states of the United States of America, and any other Governmental Entity (which, for the avoidance of doubt, includes non-U.S. Governmental Entities) having jurisdiction with respect to the transactions contemplated hereby pursuant to applicable Antitrust Laws.

“Antitrust Laws” means the Sherman Act of 1890, as amended; the Clayton Act of 1914, as amended; the Federal Trade Commission Act of 1914, as amended; the HSR Act; and all Laws or orders (which, for the avoidance of doubt, includes non-U.S. Laws and orders) in effect from time to time that are designed or intended to prohibit, restrict or regulate actions or transactions having the purpose or effect of monopolization, restraint of trade, harm to competition or effectuating foreign investment.

“Arla Earnout Indemnity Amount” means an amount equal to 50% of any Earnout Payments (as defined under the Arla Business Transfer Agreement) to be paid by the Companies following the Closing and on or before the fifth anniversary of the date of this Agreement to Arla Foods Ingredients amba pursuant to Clause 5 of the Arla Business Transfer Agreement, dated as of May 29, 2006, between Arla Foods Ingredients amba, ALK-Abelló A/S and Nutritionals (the “Arla Business Transfer Agreement”).

“Business Day” means any day other than a Saturday, a Sunday or any other day on which commercial banks in New York, New York are required to be closed or are closed generally.

“Cash” means the sum of cash, checks (net of outstanding checks), money orders, and other cash equivalents, funds in time and demand deposits or similar accounts.

“Code” means the Internal Revenue Code of 1986, as amended.

“Companies Disclosure Schedule” means the Schedules which are attached hereto and delivered by the Companies on the date hereof.

“Company Material Adverse Effect” means any change, effect, circumstance or event that, individually or in the aggregate, has or would reasonably be expected to have a material adverse effect on the business, assets, results of operations or condition (financial or otherwise) of the Companies and their Subsidiaries, taken as a whole, other than any changes, effects, circumstances, or events resulting from, relating to or arising out of: (i) general economic conditions in any of the markets or geographical areas in which any of the Companies or their Subsidiaries operate; (ii) any change in the economy, financial, credit, banking, currency or capital markets in general; (iii) general economic conditions in the industries in which the Business operates; (iv) acts of God or any armed hostilities, acts of war, terrorism or military actions, or any escalation of any such armed hostilities, acts of war, terrorism or military actions; (v) changes in Law or in GAAP; (vi) any actions taken, or failures to take action, or such other changes, effects, circumstances or events, in each case, to which Parent has expressly consented or waived in writing under the terms of this Agreement or resulting from the compliance by the Companies with the terms and obligations of, or the taking of any action expressly contemplated by this Agreement; (vii) any failure, in and of itself, to meet internal projections, forecasts or revenue or earning predictions for any period (except that any change, effect or event that may be the cause of such failure (to the extent not otherwise covered by another exception to this definition) may be taken into account); or (viii) the announcement, pendency or consummation of the transactions contemplated by, or the performance of obligations under, this Agreement, including as a result of the identity of Parent and any resulting change in customer, distributor, employee, supplier, financing source, licensor, sub-licensor or similar relationships; except in the cases of clauses (i), (ii), (iii), (iv) and (v) for any such change, effect, circumstance or event to the extent, but only to the extent, that it has had a disproportionate effect on the Companies and their Subsidiaries, taken as a whole, compared to other similarly situated companies in the businesses and industries in which the Companies and their Subsidiaries operate.

“Contract” means any written or oral contract, agreement, arrangement, commitment, indenture, note, bond, mortgage, instrument, lease, purchase order or license.

“Credit Facility” means the $160,000,000 Credit Facility, dated as of September 29, 2006, among the Companies, as borrowers, certain Subsidiaries of the Companies, as guarantors, the lenders parties thereto and Wachovia Bank, N.A. as administrative agent, as amended to date.

“Current Assets” means the combined current assets of the Companies and their Subsidiaries that would be reflected as current assets on a combined balance sheet of the Companies and their Subsidiaries prepared in accordance with the Accounting Principles and shall consist of accounts receivable (including the receivables related to the Employee Loans), prepaid expenses, Tax items that are reflected as assets, deposits, inventory and the fair market value (whether a positive or negative number) of the Forex Hedge listed in Section 3.14(a)(iv) of the Companies Disclosure Schedule, but excluding Cash, deferred income Taxes and any accounts receivable with respect to the Specified Litigation Matters.

“Current Liabilities” means the combined current liabilities of the Companies and their Subsidiaries that would be reflected as current liabilities on a combined balance sheet of the Companies and their Subsidiaries prepared in accordance with the Accounting Principles and shall consist of Fees and Expenses, Tax items that are reflected as liabilities, accounts payable, accrued expenses, accrued compensation and deferred revenue, but excluding deferred income Taxes, any obligations relating to the Debt Amount (including any interest accrued thereon), any accrual relating to the Earnout Payments (as defined in the Arla Business Transfer Agreement) to be paid by the Companies pursuant to Clause 5 of the Arla Business Transfer Agreement following the Closing, and any accrued expenses or accounts payable with respect to the Specified Litigation Matters.

“Debt Amount” means, as calculated as of the date of any determination thereof, the sum of (i) any amount due under the Credit Facility, including any accrued and unpaid interest thereon and any premiums, fees and expenses related to the repayment thereof, (ii) any amounts necessary to repay and discharge in full the Notes, including any accrued and unpaid interest thereon and any premiums, fees (including the Amendment Fee, as defined in the Subordinated Consent) and expenses related to the redemption thereof and any other amounts due under the Senior Subordinated Notes Facility related to the Notes, and (iii) the amounts set forth on Section 1.1(b) of the Companies Disclosure Schedule.

“Employee Loans” means those three employee loans referred to in item 9 in Section 3.14(a)(v) of the Companies Disclosure Schedule.

“Encumbrance” means any claim, charge, lease, covenant, easement, right of way, encumbrance, pledge, security interest, right of first refusal or offer, lien, option, pledge, right of others, mortgage, deed of trust, hypothecation, conditional sale, or restriction (whether on voting, sale, transfer, disposition or otherwise), whether imposed by Contract or Law, except, in the case of shares of Common Stock or Units, for any restrictions on transfer generally arising under any applicable federal or state securities Laws.

“Environmental Law” means any Laws relating to the protection of human health and the environment and/or governing the handling, use, generation, treatment, storage, transportation, disposal, manufacture, distribution, formulation, packaging, labeling, or Release of or exposure to Hazardous Materials.

“Environmental Permit” means any federal, state, local, provincial, or foreign permit, license, approval, consent, authorization or binding agreement entered into with or required or issued by any Governmental Entity under applicable Environmental Laws.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the related regulations and published interpretations.

“ERISA Affiliate” means any Person who is, or at any time was, a member of a controlled group (within the meaning of Section 412(d)(3) of the Code) that includes, or at any time included, the Companies or any Subsidiaries or Affiliates thereof, or any predecessor of any of the foregoing.

“Escrow Account” has the meaning given to such term in the Escrow Agreement.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules and regulations thereunder.

“FDA” means the Food and Drug Administration.

“Fees and Expenses” means those categories of fees and expenses of the Companies as set forth on Exhibit 3 hereto.

“GAAP” means generally accepted accounting principles in the United States, as in effect from time to time, consistently applied.

“Gordonsville Leases” means, collectively, (i) that certain Commercial Lease Agreement, dated November 1, 2001, between Gordonsville Realty Investments, Inc., as landlord, and Holdings, successor-in-interest to PBM Products, Inc., as tenant, for 207A, 206, 204A, 203, 204 North Main Street, Gordonsville, VA, as amended by that certain Addendum dated March 27, 2009; (ii) that certain Commercial Lease Agreement, dated June 30, 2002, between Gordonsville Realty Investments, Inc., as landlord, and Holdings, successor-in-interest to PBM Products, Inc., as tenant, for Second Floor, 201 North Main Street, Gordonsville, VA, as

amended by that certain Addendum dated September 1, 2007 for the First Floor, 201 Main Street Gordonsville, VA, as further amended by that certain Second Addendum dated March 27, 2009; (iii) that certain Commercial Lease Agreement, dated August 1, 2003, between Gordonsville Realty Investments, Inc., as landlord, and Holdings, successor-in-interest to PBM Products, Inc., as tenant, for 301 North Main Street, Gordonsville, VA, as amended by that certain Addendum dated March 27, 2009; (iv) that certain Commercial Lease Agreement, dated August 1, 2003, between Gordonsville Realty Investments, Inc., as landlord, and Holdings, successor-in-interest to PBM Products, Inc., as tenant, for 207 Main Street, Gordonsville, VA, as amended by that certain Addendum dated March 27, 2009; (v) that certain Commercial Lease Agreement, dated March 27, 2009, between Gordonsville Realty Investments, Inc. and Holdings for 212 and 214 Main Street, Gordonsville, VA; (vi) that certain Commercial Lease Agreement, dated January 1, 2010, between Gordonsville Realty Investments, Inc. and PBM Products, Inc. for 303 Main Street, Gordonsville, VA; and (vii) that certain Residential Lease, dated March 1, 2003, between Gordonsville Realty Investments, Inc. and PBM Products, Inc. for 203B Market Street, Gordonsville, VA.

“Governmental Entity” means any federal, national, state, foreign, provincial, local or other government or any governmental, regulatory, administrative or self-regulatory authority, agency, bureau, board, commission, court, judicial or arbitral body, department, political subdivision, tribunal or other instrumentality thereof, including, for the avoidance of doubt, all Antitrust Authorities.

“Hazardous Material” means petroleum, petroleum hydrocarbons or petroleum products, petroleum by-products, radioactive materials, asbestos or asbestos-containing materials, gasoline, diesel fuel, pesticides, radon, urea formaldehyde, toxic mold, lead or lead-containing materials, polychlorinated biphenyls; and any other chemicals, materials, substances or wastes in any amount or concentration which are as of the date of this Agreement: (i) defined as or included in the definition of “hazardous substances,” “hazardous materials,” “hazardous wastes,” “extremely hazardous wastes,” “restricted hazardous wastes,” “toxic substances,” “toxic pollutants,” “pollutants,” “regulated substances,” “solid wastes,” or “contaminants” or words of similar import, under any Environmental Law, or (ii) regulated under or for which liability would be imposed under any Environmental Law.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the related regulations and published interpretations.

“Indebtedness” means, with respect to any Person, without duplication, any of the following: (a) any indebtedness for borrowed money, (b) any obligations evidenced by bonds, debentures, notes or other similar instruments (other than performance, surety and appeal bonds arising in the ordinary course of business in respect of which such Person’s liability remains contingent), (c) any obligations to pay the deferred purchase price of property or services, except trade accounts payable and other Current Liabilities arising in the ordinary course of business, (d) any obligations as lessee under capitalized leases, (e) any indebtedness created or arising under any conditional sale or other title retention agreement with respect to acquired property, (f) any reimbursement, payment or similar obligations, contingent or otherwise, under acceptance credit, letters of credit or similar facilities, (g) interest rate swap agreements, and (h) any binding obligation of such Person (or its Subsidiaries) to guarantee any of the types of payments described in clauses (a) through (g) above on behalf of any other Person.

“Intellectual Property” means any and all of the following as they exist in all jurisdictions throughout the world: (i) patents (including all reissues, divisions, continuations and extensions thereof) and patent applications, (ii) trademarks, service marks, trade dress, trade names, brand names, domain names, logos and corporate names, and all goodwill associated therewith, (iii) registered copyrights, applications for registrations of copyrights, and copyrightable works, (iv) trade secrets, inventions, discoveries, formulae and processes, technical data, databases, mask works, customer lists, designs, methods, know-how and other confidential information, (v) computer software programs, including all source code, object code and documentation relating thereto, and (vi) all rights in the foregoing.

“Investment Agreement” means the Investment Agreement, dated as of September 29, 2006, among Holdings, as borrower, Nutritionals and certain Subsidiaries of Holdings, as guarantors, the lenders parties thereto, and Wachovia Bank, N.A., as administrative agent, as amended to date, that governs the Notes.

“Knowledge of the Companies” means, with respect to any fact or matter, the actual knowledge of those individuals set forth in Section 1.1(c) of the Companies Disclosure Schedule, including the actual knowledge of such individuals (each, for purposes of this definition, and as applicable in the context, an “inquirer”) assuming reasonable inquiry (consistent with such inquirer’s role and responsibility within the Companies) of those senior level employees of the Companies (i.e., an executive vice president or vice president) (each, for purposes of this definition, and as applicable in the context, an “inquiree”) known to such inquirer, as applicable, to have knowledge of such fact or matter in question based upon such inquiree’s role and responsibility within the Companies and, as to such fact or matter, based on the actual knowledge of such inquiree.

“Knowledge of Parent” means, with respect to any fact or matter, the actual knowledge of those individuals set forth in Section 1.1(a) of Parent Disclosure Schedule, including the actual knowledge of such individuals (each, for purposes of this definition, and as applicable in the context, an “inquirer”) assuming reasonable inquiry (consistent with such inquirer’s role and responsibility within Parent) of those senior level employees of Parent (i.e., an executive vice president or vice president) (each, for purposes of this definition, and as applicable in the context, an “inquiree”) known to such inquirer, as applicable, to have knowledge of such fact or matter in question based upon such inquiree’s role and responsibility within Parent and, as to such fact or matter, based on the actual knowledge of such inquiree.

“Law” means any statute or law (including common law), constitution, code, ordinance, rule, treaty or regulation (including the FFCDA and the FDA regulations promulgated thereunder and similar provisions in other jurisdictions) and any Order of any applicable Governmental Entity.

“Losses” means any and all costs (including costs of determining whether there has been a breach under this agreement), losses, damages, liabilities, obligations, claims (including third party claims), charges, debts, interest, judgments, fines, penalties, amounts paid in settlement, Taxes, and reasonable fees and expenses (including reasonable legal, consultant and accounting fees and expenses), but shall not include any punitive, exemplary, consequential, incidental, treble, special or other similar damages (other than those actually paid in connection with a third party claim).

“Net Working Capital” means Current Assets minus Current Liabilities, unless otherwise included in the Debt Amount.

“Notes” means the notes issued under the $40,000,000 Senior Subordinated Notes Facility, dated as of September 29, 2006, among Holdings, as borrower, Nutritionals and certain Subsidiaries of Holdings, as guarantors, the noteholders parties thereto, and Wachovia Bank, N.A., as administrative agent, as amended to date.

“Order” means any award, injunction, judgment, decree, order, ruling, subpoena, assessment, writ or verdict or other decision issued, promulgated or entered by or with any Governmental Entity of competent jurisdiction.

“Parent Disclosure Schedule” means the Schedules which are attached hereto and delivered by Parent on the date hereof.

“Parent Material Adverse Effect” means any change, effect, circumstance or event that, individually or in the aggregate, has or would reasonably be expected to have a material adverse effect on the business, assets, results of operations or condition (financial or otherwise) of Parent, other than any change, effect, circumstance or event resulting from, relating to or arising out of: (i) general economic conditions in any of the markets or geographical areas in which Parent operates; (ii) any change in the economy, financial, credit, banking, currency or capital markets in general; (iii) general economic conditions in the industries in which the businesses of Parent operate; (iv) acts of God or any armed hostilities, acts of war, terrorism or military actions, or any escalation of any such armed hostilities, act of war, terrorism or military actions; (v) changes in Law or in GAAP; (vi) any actions taken, or failures to take action, or such other changes, effects, circumstances or events, in each case, to which the Companies or the Stakeholders’ Representative has expressly consented or waived in writing under the terms of this Agreement or resulting from the compliance by Parent or the Merger Subs with the terms and obligations of, or the taking of any action expressly contemplated by this Agreement; (vii) any failure, in and of itself, to meet internal projections, forecasts or revenue or earning predictions for any period (except that any change, effect or event that may be the cause of such failure (to the extent not otherwise covered by another exception to this definition) may be taken into account); or (viii) the announcement, pendency or consummation of the transactions contemplated by, or the performance of obligations under, this Agreement, including as a result of the identity of the Companies and any resulting change in customer, distributor, employee, supplier, financing source, licensor, sub-licensor or similar relationships; except in the cases of clauses (i), (ii), (iii), (iv) and (v) for any such change, effect or event to the extent that, but only to the extent that, it has had a disproportionate effect on Parent compared to other similarly situated companies in the businesses and industries in which Parent operates.

“Permitted Encumbrances” means (i) Encumbrances securing Indebtedness or liabilities that are reflected in the 2009 Unaudited Financial Statements, (ii) carriers’,

warehouseman’s, mechanics’, materialmen’s, repairmen’s liens and other similar Encumbrances which have arisen in the ordinary course of business with respect to which payment is not yet due, (iii) such Encumbrances, if any, which are shown as exceptions on the Companies’ title insurance policies and/or title commitments or reports which have been made available on the Merrill datasite; (iv) Encumbrances imposed or promulgated by Laws with respect to real property and improvements, including zoning regulations, (v) Encumbrances disclosed on existing surveys made available on the Merrill datasite, (vi) Encumbrances which, individually or in the aggregate, do not, and are not reasonably likely to, impair, in any material respect, the conduct of the Business or the value or continued use of any asset or property of any of the Companies or their Subsidiaries as presently used, (vii) Encumbrances for Taxes that are not yet due and payable or that are being contested in good faith by appropriate proceedings and for which adequate accruals or reserves under GAAP have been established or that may thereafter be paid without penalty, and (viii) Encumbrances set forth on Section 1.1(d) of the Companies Disclosure Schedule.

“Person” means an association, a corporation, an individual, a partnership, a limited liability company, a trust, or any other entity or organization, including a Governmental Entity.

“Pro Rata Portion” means, with respect to each Companies Holder, a fraction, the numerator of which is the aggregate Merger Consideration Per Share and Merger Consideration Per Unit into which such Companies Holder’s shares of Common Stock and Units are converted in accordance with Section 2.3, and the denominator of which is the aggregate Merger Consideration Per Share and Merger Consideration Per Unit to which all the Companies Holders’ shares of Common Stock and Units are converted in accordance with Section 2.3.

“Release” means any spilling, leaking, pumping, pouring, emitting, releasing, discharging, injecting, escaping, leaching, dumping, or disposal into the environment of a Hazardous Material in, at, on or under any property.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules or regulations thereunder.

“Site” means any of the real properties currently or previously owned, leased or operated by (a) any of the Companies or their Subsidiaries, or (b) any entities previously owned by any of the Companies or their Subsidiaries, in each case, including all soil, subsoil, surface waters and groundwater thereat.

“Stakeholders’ Representative Amount” means an amount in cash equal to $10,000,000, which shall be held in an account specified by the Stakeholders’ Representative for the purpose of (i) reimbursing costs and expenses incurred by, and payments made by, the Stakeholders’ Representative in connection with it acting as Stakeholders’ Representative hereunder, including costs and expenses (which the Stakeholders’ Representative may deem proper and/or advisable in its sole and absolute discretion) with respect to the Specified Litigation Matters and the other obligations of the Companies Holders, and (ii) satisfying the obligation of the Companies Holders to indemnify the Stakeholders’ Representative under this Agreement.

“Subsidiary” means, with respect to any specified Person, (a) a corporation of which more than fifty percent (50%) of the voting or capital stock is, as of the time in question, directly or indirectly owned by such Person and (b) any partnership, joint venture, association, or other entity in which such Person, directly or indirectly, owns more than fifty percent (50%) of the equity or economic interest thereof or has the power to elect or direct the election of more than fifty percent (50%) of the members of the governing body of such entity.

“SWAP Agreements” means those interest rate swap agreements to which Holdings, Nutritionals or any of their Subsidiaries are a party set forth in Section 3.6(b) of the Companies Disclosure Schedule.

“Target Net Working Capital” means $28,000,000.

“Tax” means any foreign, federal, state, county, or local net or gross income, sales and use, excise, franchise, real and personal property, gross receipt, capital stock, business and occupation, disability, employment, payroll, severance, withholding, net proceeds, goods and services, transfer, ad valorem, value added, deed, stamp, escheat, unclaimed property, alternative or add-on minimum, environmental, profits, capital, transaction, license, lease, energy, unemployment, social security, workers’ compensation, capital, premium or other tax, duty, fee, assessment or charge, whether disputed or not, imposed by any Governmental Entity together with any interest, penalties, additions to tax or additional amounts with respect thereto.

“Tax Return” means a report, return, declaration, election, agreement, claim for refund, or information return or statement, including any schedule or attachment thereto, and including any amendment thereof, in each case to the extent filed or required to be filed with a taxing authority with respect to Taxes.

“Transaction Documents” means: (a) this Agreement; (b) the Escrow Agreement; (c) the Manning Non-Competition Agreement; (d) the Parent Non-Competition Agreement; and (e) each other agreement, instrument or document entered into or required to be delivered in connection with the transactions contemplated hereby.

“Transfer Taxes” means any sales, use, stock transfer, real property transfer, real property gains, transfer, stamp, registration, documentary, recording or similar taxes together with any interest thereon, penalties, fines, fees, additions to tax or additional amounts with respect thereto incurred in connection with the transactions contemplated hereby.

ARTICLE II

THE MERGERS

Section 2.1 The Mergers.

(a) The Mergers. On the terms and subject to the conditions set forth herein, and in accordance with the DGCL and the DLLCA, at the Effective Time:

(i) Holdings Merger Sub shall be merged with and into Holdings, whereupon the separate existence of Holdings Merger Sub shall cease, and Holdings shall continue as the surviving entity (as such, the “Holdings Surviving Entity”) and as a wholly owned subsidiary of Parent; and

(ii) Nutritionals Merger Sub shall be merged with and into Nutritionals, whereupon the separate existence of Nutritionals Merger Sub shall cease, and Nutritionals shall continue as the surviving entity (as such, the “Nutritionals Surviving Entity” and, together with the Holdings Surviving Entity, the “Surviving Entities”) and as a wholly owned subsidiary of Parent.

At the Effective Time, (i) the Holdings Surviving Entity shall succeed to and assume all the rights and obligations of Holdings Merger Sub and Holdings and (ii) the Nutritionals Surviving Entity shall succeed to and assume all the rights and obligations of Nutritionals Merger Sub and Nutritionals, respectively, in accordance with the DGCL and the DLLCA. At the Effective Time, the Mergers shall have the effects specified in the DGCL and the DLLCA.

(b) Closing. The closing of the Mergers and the other transactions contemplated hereby (the “Closing”) shall take place at the offices of Morgan, Lewis & Bockius LLP, located at 101 Park Avenue, New York, New York, at 10:00 a.m., New York City time, on the later of (i) the third (3rd) Business Day following the satisfaction and/or waiver (to the extent permitted by this Agreement and applicable Law) of the conditions to Closing set forth in Article VI (other than those conditions which are to be satisfied on the Closing Date), but subject to such satisfaction or waiver and (ii) May 17, 2010 (or such earlier date as Parent, upon not less than five (5) Business Days notice, notifies the Stakeholders’ Representative in writing that it is prepared to consummate the Closing), or, in each case, at such other time and date as the parties mutually agree in writing. The date upon which the Closing occurs is herein referred to as the “Closing Date”.

(c) Effective Time. Immediately following (and as substantially concurrently therewith as may be practicable, subject to the provisions of this Agreement) the Closing, (i) the Holdings Surviving Entity shall cause a certificate of merger to be executed and filed with the Secretary of State of the State of Delaware (the “Holdings Certificate of Merger”) and make such other filings or recordings, if any, required by the relevant provisions of the DGCL in connection with the Holdings Merger and (ii) the Nutritionals Surviving Entity shall cause a certificate of merger to be executed and filed with the Secretary of State of the State of Delaware (the “Nutritionals Certificate of Merger” and, together with the Holdings Certificate of Merger, the “Certificates of Merger”) and make such other filings or recordings, if any, required by the relevant provisions of the DLLCA in connection with the Nutritionals Merger. Each of the Mergers shall become effective at such time as the respective Certificates of Merger are duly filed with the Secretary of State of the State of Delaware or at such later time as is agreed by the Companies and Parent and specified in the respective Certificates of Merger (the “Effective Time”).

(d) Charter Documents. At the Effective Time, (i) the Certificate of Incorporation of Holdings as in effect immediately prior to the Effective Time, shall by virtue of the Holdings Merger be amended to read in its entirety as set forth in Exhibit 5 hereto and the Holdings Surviving Entity shall cause the bylaws of Holdings in effect immediately prior to the Effective Time to be amended immediately after the Effective Time to read in their entirety as set forth on Exhibit 6 hereto, and (ii) the Certificate of Formation of Nutritionals and the Limited Liability Company Agreement of Nutritionals Merger Sub, each as in effect immediately prior to the Effective Time, shall be the Certificate of Formation and Limited Liability Company Agreement, respectively, of the Nutritionals Surviving Entity, in each case, until amended thereafter in accordance with the DLLCA; provided that immediately after the Effective Time the Nutritionals Surviving Entity shall cause its Limited Liability Company Agreement to be amended so that the name of the Nutritionals Surviving Entity is reflected as PBM Nutritionals, LLC.

(e) Managers, Directors and Officers. At and after the Effective Time, the managers and officers of Nutritionals Merger Sub holding office immediately prior to the Effective Time shall be the managers and officers of the Nutritionals Surviving Entity, until their respective successors shall have been duly elected or appointed and qualified in accordance with the DLLCA, and the directors and officers of Holdings Merger Sub holding office immediately prior to the Effective Time shall be the directors and officers of the Holdings Surviving Entity, until their respective successors shall have been duly elected or appointed and qualified in accordance with the DGCL.

Section 2.2 Certain Definitions. For purposes of this Agreement:

(a) the “Aggregate Merger Consideration” means $808,000,000, subject to adjustment pursuant to Section 2.8;

(b) the “Closing Consideration” shall mean an amount of cash equal to (i) $808,000,000, plus (ii) the Closing Adjustment determined in accordance with Section 2.8(a) (which may be a negative number), minus (iii) the Working Capital Escrow Amount, minus (iv) the Indemnification Escrow Amount, minus (v) the Stakeholders’ Representative Amount, and minus (vi) the Transaction Bonus Amount;

(c) the “Exercise Proceeds Per Share” shall mean an amount of cash equal to (i) the Total Share Exercise Proceeds, divided by (ii) the Fully Diluted Share Count;

(d) the “Exercise Proceeds Per Unit” means an amount of cash equal to (i) the Total Unit Exercise Proceeds, divided by (ii) the Fully Diluted Unit Count;

(e) the “Fully Diluted Share Count” means the sum of (i) the number of shares of Common Stock issued and outstanding as of the Effective Time, (ii) the number of shares of Common Stock issuable upon exercise of all Options, and (iii) the number of shares of Common Stock attributable to all SARs;

(f) the “Fully Diluted Unit Count” means the sum of (i) the number of Units issued and outstanding as of the Effective Time and (ii) the number of Units attributable to all UARs;

(g) the “Holdings Consideration” shall mean an amount of cash equal to 75.124% of the Closing Consideration;

(h) the “Merger Consideration Per Share” shall mean an amount of cash equal to (i) the Per Share Amount plus (ii) the Exercise Proceeds Per Share;

(i) the “Merger Consideration Per Unit” shall mean an amount of cash equal to (i) the Per Unit Amount plus (ii) the Exercise Proceeds Per Unit;

(j) the “Nutritionals Consideration” shall mean an amount of cash equal to 24.876% of the Closing Consideration;

(k) the “Option Value” shall mean, with respect to each Option, the positive difference, if any, between the Merger Consideration Per Share and the exercise price of such Option;

(l) the “Per Share Amount” shall mean an amount of cash equal to (i) the Holdings Consideration, divided by (ii) the Fully Diluted Share Count;

(m) the “Per Unit Amount” means an amount of cash equal to (i) the Nutritionals Consideration, divided by (ii) the Fully Diluted Unit Count;

(n) the “SAR Value” shall mean, with respect to each SAR, the positive difference, if any, between the Merger Consideration Per Share and exercise price of such SAR;

(o) the “Total Share Exercise Proceeds” shall mean the aggregate amount of cash that would be paid to Holdings upon the exercise of all Options and SARs;

(p) the “Total Unit Exercise Proceeds” means the aggregate amount of cash that would be paid to Nutritionals upon the exercise of all UARs; and

(q) the “UAR Value” shall mean, with respect to each UAR, the positive difference, if any, between the Merger Consideration Per Unit and the exercise price of such UAR.

Section 2.3 Effect on Common Stock and Units. At the Effective Time, by virtue of the Mergers and without any action on the part of the Companies, Merger Subs, Parent or the holders of any Common Stock or Units:

(a) Each share of Common Stock of Holdings issued and outstanding immediately prior to the Effective Time shall thereupon be converted into and shall thereafter represent the right to receive the Merger Consideration Per Share, without interest, to be paid in accordance with Section 2.5;

(b) Each Unit of Nutritionals issued and outstanding immediately prior to the Effective Time shall thereupon be converted into and shall thereafter represent the right to receive the Merger Consideration Per Unit, without interest, to be paid in accordance with Section 2.5; and

(c) Each equity interest of Holdings Merger Sub and Nutritionals Merger Sub, in each case, issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one share of Holdings Surviving Entity and one Unit of Nutritionals Surviving Entity, as the case may be, reflecting 100% of the equity interests in the Holdings Surviving Entity and Nutritionals Surviving Entity, respectively.

Section 2.4 Options, SARs and UARs.

(a) Options. Holdings shall take all actions reasonably necessary or appropriate so as to provide that by virtue of the Holdings Merger, all vested and outstanding options (the “Options”) to purchase shares of Common Stock held by any current or former employee or director of Holdings or any of its Subsidiaries (such Persons, collectively, the “Optionholders” and each, an “Optionholder”) granted under the stock option, stock incentive or stock purchase plans, programs or arrangements of Holdings, each of which is set forth in Section 2.4(a) of the Companies Disclosure Schedule (collectively, the “Holdings Stock Plans”), shall be deemed to be exercised by the holder thereof at the Effective Time, and the holder thereof shall be entitled to receive, an amount of cash, if any, equal to the product of (i) the Option Value multiplied by (ii) the number of shares of Common Stock subject to such Option. Holdings shall take all actions reasonably necessary or appropriate to cause all outstanding and unvested options to be cancelled at the Effective Time.

(b) SARs. Holdings shall take all actions reasonably necessary or appropriate so as to provide that by virtue of the Holdings Merger all vested stock appreciation rights (the “SARs”) held by any current or former employee or director of Holdings or any of its Subsidiaries (such Persons, collectively, the “SAR Holders” and each, a “SAR Holder”) granted under the Holdings Stock Plans, shall be cancelled at the Effective Time and the holder thereof shall be entitled to receive, an amount in cash equal to the product of (i) the SAR Value multiplied by (ii) the number of shares of Common Stock subject to such SAR. Holdings shall take all actions reasonably necessary or appropriate to cause all outstanding and unvested stock appreciation rights to be cancelled at the Effective Time. Holdings shall take such actions reasonably necessary or appropriate, including, if necessary, obtaining any required consents, so that, effective as of the Effective Time, the Holdings Stock Plans are terminated and that any other stock option plan of Holdings or equity compensation arrangement of Holdings that is outstanding and unexercised as of the Closing shall automatically be cancelled and shall cease to exist. In addition, at or prior to the Closing, Holdings shall take such actions as to ensure, as of immediately after the Closing, that no rights to acquire shares of Common Stock granted under the Holdings Stock Plans or any other stock option plan or equity compensation arrangement exist or remain outstanding.

(c) UARs. Nutritionals shall take all actions reasonably necessary or appropriate so as to provide that by virtue of the Nutritionals Merger all vested unit appreciation rights (the “UARs,” and collectively with the Holdings SARs, the “Appreciation Rights”) held by any current or former employee or director of Nutritionals (such Persons, collectively, the “UAR Holders” and each, a “UAR Holder,” and collectively with the SAR Holders, the “Appreciation Rights Holders” and each individually an “Appreciation Rights Holder”) granted under the stock or unit option, stock or unit incentive, or stock or unit purchase plans, programs or arrangements of Nutritionals, each of which is set forth in Section 2.4(c) of the Companies Disclosure Schedule (collectively, the “Nutritionals Unit Plans”), shall be cancelled at the Effective Time and the holder thereof shall be entitled to receive, an amount in cash equal to the product of (i)

the UAR Value multiplied by (ii) the number of Units subject to each such UAR. Nutritionals shall take all actions reasonably necessary or appropriate to cause all outstanding and unvested unit appreciation rights to be cancelled at the Effective Time. Nutritionals shall take such actions necessary or appropriate, including, if necessary, obtaining any required consents, so that, effective as of the Effective Time, the Nutritionals Unit Plans are terminated and that any other unit option plan of Nutritionals or equity compensation arrangement of Nutritionals that is outstanding and unexercised as of the Closing shall automatically be cancelled and shall cease to exist. In addition, at or prior to the Closing, Nutritionals shall take such actions as to ensure, as of immediately after the Closing, that no rights to acquire Units granted under the Nutritionals Unit Plans or any other stock option plan or equity compensation arrangement exist or remain outstanding.

Section 2.5 Exchange of Certificates and Payment.

(a) Payment Procedures for Common Stock and Units.

(i) At least three (3) Business Days prior to the anticipated Closing Date, the Companies shall prepare and deliver to Parent a schedule (as updated, if applicable, pursuant to the proviso to this Section 2.5(a)(i), the “Transaction Consideration Disbursement Schedule”) which shall set forth (A) each Stockholder’s ownership of shares of Common Stock as of the Effective Time, (B) each Unitholder’s ownership of Units as of the Effective Time, (C) each Optionholder’s total holdings of Options as of the Effective Time, (D) each SAR Holder’s total holdings of SARs as of the Effective Time, (E) each UAR Holder’s total holdings of UARs as of the Effective Time, (F) the amount of Merger Consideration Per Share to be paid to each Stockholder pursuant to Section 2.3(a), (G) the amount of Merger Consideration Per Unit to be paid to each Unitholder pursuant to Section 2.3(b), (H) the amount of cash to be paid to each Optionholder pursuant to Section 2.4(a), (I) the amount of cash to be paid to each SAR Holder pursuant to Section 2.4(b), (J) the amount of cash to be paid to each UAR Holder pursuant to Section 2.4(c), (K) the Fees and Expenses, (L) the Estimated Net Working Capital Adjustment (as determined in accordance with Section 2.8(a)), (M) the Estimated Cash Amount (as determined in accordance with Section 2.8(a)), (N) the Estimated Debt Amount (as determined in accordance with Section 2.8(a)), and (O) the aggregate amount outstanding (including all accrued interest) with respect to each Employee Loan, (P) the amount of cash to be paid to each employee of the Companies pursuant to Section 2.6(f), and (Q) the amount of cash, in the aggregate, to be paid to each Companies Holder pursuant to Section 2.3, Section 2.4 and Section 2.6(f) and, with respect to the employees of the Companies who have Employee Loans, after deducting the aggregate amount outstanding (including all accrued interest) under such employee’s Employee Loan; provided, that such Transaction Consideration Disbursement Schedule shall, to the extent necessary, be updated by the Companies on the Closing Date prior to the Effective Time to reflect the actual amounts as of such date.

(ii) Immediately following the Effective Time, each former Stockholder, upon surrender of his, her or its certificates representing shares of Common Stock (“Stock Certificates”) for cancellation, shall be entitled to receive the aggregate Merger Consideration Per Share into which such Stockholder’s shares of Common Stock were converted in accordance with this Article II (and as indicated on the Transaction Consideration Disbursement Schedule). Immediately following the Effective Time and until a Stock Certificate is surrendered as contemplated by this Section 2.5(a)(ii) (and subject to Section 2.5(c)), each such Stock Certificate shall be deemed to represent only the right to receive, upon surrender, the aggregate Merger Consideration Per Share into which the shares of Common Stock formerly represented by such Stock Certificate were converted in accordance with this Article II. Immediately following the Effective Time, upon surrender of a Stockholder’s Stock Certificates, Parent shall promptly pay to such Stockholder the aggregate Merger Consideration Per Share payable to such Stockholder with respect to all shares of Common Stock formerly represented by the Stock Certificates surrendered (and as indicated on the Transaction Consideration Disbursement Schedule) by wire transfer of immediately available funds to the account(s) designated by the Companies in writing not less than five (5) days prior to the Closing (or, absent such designation, by certified check paid to the order of the Stockholder).

(iii) Immediately following the Effective Time, each former Unitholder, upon surrender of his, her or its certificates representing Units (“Unit Certificates” and, together with the Stock Certificates, the “Certificates”) for cancellation, shall be entitled to receive the aggregate Merger Consideration Per Unit into which such Unitholder’s Units were converted in accordance with this Article II (and as indicated on the Transaction Consideration Disbursement Schedule). Immediately following the Effective Time and until a Unit Certificate is surrendered as contemplated by this Section 2.5(a)(iii), each such Unit Certificate shall be deemed to represent only the right to receive, upon surrender, the aggregate Merger Consideration Per Unit into which the Units formerly represented by such Unit Certificate were converted in accordance with this Article II. Immediately following the Effective Time, upon surrender of a Unitholder’s Unit Certificates, Parent shall promptly pay to such Unitholder the aggregate Merger Consideration Per Unit payable to such Unitholder with respect to all Units formerly represented by the Unit Certificates surrendered (and as indicated on the Transaction Consideration Disbursement Schedule) by wire transfer of immediately available funds to the account(s) designated by the Companies in writing not less than five (5) Business Days prior to the Closing (or, absent such designation, by certified check paid to the order of the Unitholder).

(iv) If any Stockholders or Unitholders, as applicable, do not surrender their Certificates in exchange for payment of the Merger Consideration Per Share and/or Merger Consideration Per Unit, as applicable, prior to the Effective Time, on the Business Day following the Closing Date, Parent shall cause the Surviving Entities to deposit with a commercial bank or trust company, in trust for the benefit of Stockholders or Unitholders, as applicable, cash in the aggregate amount equal to the sum of (A) the product of the Merger Consideration Per Share and the number of shares of Common Stock represented by the Stock Certificates not surrendered prior to the Effective Time pursuant to Section 2.5(a)(ii), plus (B) the product of the Merger Consideration Per Unit and the number of Units represented by the Unit Certificates not surrendered prior to the Effective Time pursuant to Section 2.5(a)(iii). Following the Effective Time, Parent shall cause the Surviving Entities to mail to each holder of record of a Certificate not previously surrendered a letter instructing such former Stockholders or Unitholders, as applicable, to surrender their Certificates to the applicable Surviving Entity for cancellation in exchange for payment of the Merger Consideration Per Share and/or Merger Consideration Per Unit, as applicable. Thereafter, upon surrender of a Certificate for cancellation, the holder of such Certificate shall be entitled to receive in exchange therefor the Merger Consideration Per Share or the Merger Consideration Per Unit, as applicable, indicated on the Transaction Consideration Disbursement Schedule for each share of Common Stock or Unit formerly represented by such Certificate, and the Certificate so surrendered shall forthwith be cancelled, and the Surviving Entities shall promptly pay to such former Stockholder or Unitholder, as applicable, the applicable amount of the Merger Consideration Per Share or the Merger Consideration Per Unit, as applicable, indicated on the Transaction Consideration Disbursement Schedule. None of the Companies, the Surviving Entities or Parent shall be liable to any Person in respect of any portion of the Aggregate Merger Consideration that is required to be delivered to a public official in compliance with any applicable abandoned property, escheat or similar Law.

(b) Transfer Books; No Further Ownership Rights in Common Stock and Units. The amounts paid to the Stockholders and the Unitholders in accordance with the terms hereof shall be deemed to be full satisfaction of all rights pertaining to such Common Stock and Units, and there shall be no further registration of transfers on the records of the Surviving Entities of Common Stock or Units which were outstanding immediately prior to the Effective Time. If after the Effective Time, any certificates, instruments of surrender, notices or other evidence of ownership in the Common Stock or Units is presented to the Surviving Entities for any reason, they shall be cancelled. From and after the Effective Time, the holders of Certificates outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares of Common Stock or Units represented by such Certificates except as provided for herein or by applicable Law.

(c) Lost, Stolen or Destroyed Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed (including, if reasonably required by the applicable Surviving Entity, a reasonable agreement of indemnity against any claim that may be made against the applicable Surviving Entity with respect to such Certificate or the shares of Common Stock or Units represented thereby), the Surviving Entities will pay, in exchange for such lost, stolen or destroyed Certificate, the applicable Merger Consideration Per Share or the Merger Consideration Per Unit to be paid in respect of the shares of Common Stock and Units, respectively, formerly represented by such Certificate, as contemplated by this Article II.

Section 2.6 Other Payments at Closing.

(a) Payment of Option Consideration, SARs Consideration and UARs Consideration. At the Closing, Parent shall pay (or cause to be paid), by wire transfer of immediately available funds to an account in trust for the benefit of the Optionholders and Appreciation Rights Holders as the Companies specify not less than three (3) Business Days prior to the Closing Date, in consideration for the cancellation of all Options, SARs and UARs outstanding immediately prior to the Effective Time, an amount in cash equal to the sum of (A) the cash payable with respect to all Options pursuant to Section 2.4(a) (and as indicated on the Transaction Consideration Disbursement Schedule), plus (B) the cash payable with respect to all SARs pursuant to Section 2.4(b) (and as indicated on the Transaction Consideration Disbursement Schedule), plus (C) the cash payable with respect to all UARs pursuant to Section 2.4(c) (and as indicated on the Transaction Consideration Disbursement Schedule).

(b) Escrow. At the Closing, Parent shall pay (or cause to be paid), by wire transfer of immediately available funds to an account specified by Wells Fargo Bank, National

Association (the “Escrow Agent”), an amount of cash equal to (i) $6,000,000 (the “Working Capital Escrow Amount”) and (ii) $80,800,000 (the “Indemnification Escrow Amount”), in accordance with the terms and conditions of an Escrow Agreement substantially in the form of Exhibit 1 attached hereto (the “Escrow Agreement”). The Working Capital Escrow Amount shall be held in escrow in accordance with the terms of the Escrow Agreement to satisfy the obligations, if any, under Sections 2.8(g)(i) and 2.9, and shall be released in accordance with Sections 2.8(b), 2.8(c)and 2.8(g) and the terms of the Escrow Agreement to (A) the Companies Holders in proportion to the payments made to such Persons pursuant to this Article II and as indicated on the Transaction Consideration Disbursement Schedule, (B) Parent and/or (C) the Stakeholders’ Representative. The Indemnification Escrow Amount shall be held in escrow in accordance with the terms of the Escrow Agreement to satisfy the obligations, if any, of the Companies Holders under Article VIII (other than Section 8.1(a)(iii), Section 8.1(a)(iv) and Section 8.1(a)(v)) and 2.9 and shall be released in accordance with the terms of the Escrow Agreement to (A) the Companies Holders, (B) Parent and/or (C) the Stakeholders’ Representative. For all United States federal and state and local Tax purposes only, Parent shall be treated as the owner of the Working Capital Escrow Amount and the Indemnification Escrow Amount prior to the release of such amounts to the Companies Holders or the Stakeholders’ Representative pursuant to the Escrow Agreement and no Person shall take a position inconsistent with such characterizations, and Parent shall not be entitled to Tax distributions with respect to any investment earnings on such amounts.

(c) Debt Amount. At the Closing, Parent shall pay (or cause to be paid), by wire transfer of immediately available funds to such account or accounts as the lenders and holders of the Debt Amount specify, the amount of cash necessary to satisfy and extinguish in full the Debt Amount set forth in the payoff letters delivered pursuant to Section 2.7(a)(iv).

(d) Fees and Expenses. At the Closing, Parent shall pay (or cause to be paid), by wire transfer of immediately available funds to such account or accounts as the Companies specify not less than three (3) days prior to the Closing Date, the Fees and Expenses indicated on the Transaction Consideration Disbursement Schedule.

(e) Stakeholders’ Representative Amount. At the Closing, Parent shall pay (or cause to be paid), by wire transfer of immediately available funds to such account or accounts as the Stakeholders’ Representative specifies not less than three (3) Business Days prior to the Closing, an amount of cash equal to the Stakeholders’ Representative Amount.

(f) Transaction Bonus Amount. At the Closing, Parent shall pay (or cause to be paid), by wire transfer of immediately available funds such amounts and to such accounts as the Stakeholders’ Representative specifies not less than three (3) Business Days prior to the Closing (such amounts, in the aggregate, the “Transaction Bonus Amount”), which amounts will be distributed to employees of the Companies as bonuses in connection with the transactions contemplated hereby. The Companies agree that no bonus amount payable to any employee of the Companies or any of their Subsidiaries pursuant to this Section 2.6(f) will result in any “excess parachute payments” within the meaning of Section 280G(b)(1) of the Code.

Section 2.7 Closing Deliveries.

(a) Deliveries by the Companies. At the Closing, the Companies shall deliver, or cause to be delivered:

(i) to Parent, a certificate of good standing or similar certificate for each of Holdings and Nutritionals and each of their Subsidiaries issued by the Secretary of State of the State of Delaware (or similar authority of the jurisdiction of organization of such entity, with respect to those entities not organized in Delaware) as of a date that is no earlier than five (5) Business Days prior to the Closing Date;

(ii) to each of Parent and the Escrow Agent, a copy of the Escrow Agreement, duly executed by the Stakeholders’ Representative;

(iii) to Parent, the certificate referred to in Section 6.1(a)(iii) hereof;

(iv) to Parent, payoff letters or an acknowledgement of discharge, as applicable, reasonably acceptable in form and substance to Parent and issued by the agents, lenders and holders, as applicable, of the outstanding Debt Amount as of the Closing Date, setting forth the amounts required to repay such Debt Amount in full on the Closing Date;

(v) with respect to each Stockholder and Unitholder (i) a certificate of non-foreign status as described in Treasury Regulation Section 1.1445-2(b)(2) and (ii) an Internal Revenue Service Form W-9; and

(vi) Section 338 Forms as required pursuant to Section 5.12(e) of this Agreement.

(b) Deliveries by Parent and Merger Subs. At the Closing, Parent and the Merger Subs shall deliver, or cause to be delivered:

(i) to the Companies, the certificate referred to in Section 6.2(a)(iii) hereof;

(ii) to Manning, a list of Parent products on the market as of the Closing Date to which the Manning Non-Competition Agreement applies; and

(iii) to each of the Stakeholders’ Representative and the Escrow Agent, a copy of the Escrow Agreement, duly executed by Parent.

Section 2.8 Closing and Post-Closing Adjustment.

(a) At least five (5) days prior to the anticipated Closing Date, the Companies shall prepare and deliver to Parent an estimated combined balance sheet of the Companies and their Subsidiaries (the “Estimated Closing Balance Sheet”) as of 11:59 p.m. (New York time) on the Closing Date (the “Balance Sheet Time”), together with a written statement signed by an officer of Holdings and an officer of Nutritionals setting forth in reasonable detail (and together with reasonable supporting documentation) (i) the Companies’ good faith estimate of the Net

Working Capital as of the Balance Sheet Time (the “Estimated Net Working Capital”) as derived from the Estimated Closing Balance Sheet, and the amount of the Estimated Net Working Capital minus the Target Net Working Capital (such amount, the “Estimated Net Working Capital Adjustment”), (ii) the Companies’ good faith estimate of the amount of Cash of the Companies and their Subsidiaries as of the Balance Sheet Time (the “Estimated Cash Amount”) and (iii) the Companies’ good faith estimate of the Debt Amount as of the Balance Sheet Time (the “Estimated Debt Amount”) (such statement, the “Estimated Net Working Capital Statement”). The Estimated Closing Balance Sheet and the Estimated Net Working Capital Statement will be prepared in accordance with the Accounting Principles, in a manner and on a basis consistent with the manner in which and basis on which the sample balance sheet and sample net working capital statement attached as Exhibit 2 hereto (which, solely for illustration purposes, assumes the Closing occurred on December 31, 2009) were prepared. The “Closing Adjustment” (which may be a negative number) shall mean an amount equal to (i) the Estimated Net Working Capital Adjustment plus (ii) the Estimated Cash Amount minus (iii) the Estimated Debt Amount.

(b) As promptly as practicable, but in no event later than sixty (60) days after the Closing Date, Parent shall in good faith prepare and deliver to the Stakeholders’ Representative a combined balance sheet of the Companies and their Subsidiaries, as of the Balance Sheet Time (the “Proposed Closing Balance Sheet”), together with a written statement signed by an officer of each Surviving Entity setting forth in reasonable detail (and together with reasonable supporting documentation) (i) the Net Working Capital as of the Balance Sheet Time as derived from the Proposed Closing Balance Sheet (the “Proposed Closing Net Working Capital”), (ii) the amount of Cash of the Companies and their Subsidiaries as of the Balance Sheet Time (the “Proposed Closing Cash Amount”), (iii) the Debt Amount as of the Balance Sheet Time (the “Proposed Closing Debt Amount”) and (iv) a reconciliation statement describing any differences between the Estimated Net Working Capital and Proposed Closing Net Working Capital, the Estimated Cash Amount and the Proposed Closing Cash Amount and the Estimated Debt Amount and the Proposed Closing Debt Amount (such statement, the “Proposed Closing Net Working Capital Statement”). The Proposed Closing Balance Sheet and the Proposed Closing Net Working Capital Statement derived therefrom shall be prepared in accordance with the Accounting Principles on a basis and in a manner consistent with the preparation of the Estimated Closing Balance Sheet and the Estimated Net Working Capital Statement. Promptly following delivery of the Proposed Closing Balance Sheet and the Proposed Closing Net Working Capital Statement, Parent and the Stakeholders’ Representative shall cause the Escrow Agent to release from the Working Capital Escrow Amount sub-account to the Stakeholders’ Representative and/or the Companies Holders an amount (the “Holders’ Undisputed Working Capital Amount”), if any, equal to (i) the Working Capital Escrow Amount, minus (ii) the amount that Parent claims it is entitled from the Working Capital Escrow Amount as indicated in the Proposed Closing Net Working Capital Statement minus (iii) an amount that the Stakeholders’ Representative may reasonably determine should remain in the Working Capital Escrow Amount sub-account to cover its potential expenses in connection with any of its rights, duties or obligations as Stakeholders’ Representative hereunder.

(c) During the forty-five (45) day period following the Stakeholders’ Representative’s receipt of the Proposed Closing Net Working Capital Statement, the Surviving Entities and Parent shall permit the Stakeholders’ Representative and its representatives to have reasonable access, during normal business hours and upon reasonable notice, in such a manner as to not materially interfere with normal operation of the Surviving Entities and their Subsidiaries, to (i) the books, records and other documents (including work papers) pertaining to or used in connection with preparation of the Proposed Closing Balance Sheet and Parent’s calculation of the Proposed Closing Net Working Capital, Proposed Closing Cash Amount and Proposed Closing Debt Amount and (ii) employees and other representatives of Parent who assisted in the preparation of the Proposed Closing Balance Sheet and Parent’s calculation of the Proposed Closing Net Working Capital, Proposed Closing Cash Amount and Proposed Closing Debt Amount. If the Stakeholders’ Representative disagrees with Parent’s calculation of the Proposed Closing Net Working Capital, Proposed Closing Cash Amount and/or Proposed Closing Debt Amount as set forth on the Proposed Closing Net Working Capital Statement, the Stakeholders’ Representative shall, within forty-five (45) days after the Stakeholders’ Representative’s receipt of the Proposed Closing Net Working Capital Statement, notify Parent in writing of such disagreement by setting forth the Stakeholders’ Representative’s calculation of the Net Working Capital as of the Balance Sheet Time, the amount of Cash of the Companies and their Subsidiaries as of the Balance Sheet Time and/or the Debt Amount as of the Balance Sheet Time and describing in reasonable detail the basis for such disagreement (an “Objection Notice”). If no Objection Notice is delivered on or prior to the forty-fifth (45th) day after the Stakeholders’ Representative’s receipt of the Proposed Closing Net Working Capital Statement, Parent’s calculation of the Proposed Closing Net Working Capital, Proposed Closing Cash Amount and the Proposed Closing Debt Amount shall be deemed to be conclusive and binding on the parties hereto. If an Objection Notice is timely delivered to Parent, then (i) the Stakeholders’ Representative shall be deemed to have agreed with Parent’s calculation of the Proposed Closing Net Working Capital, Proposed Closing Cash Amount and/or the Proposed Closing Debt Amount to the extent not set forth in the Objection Notice (to the extent the amounts not being disputed by the Stakeholders’ Representative in this clause (i) results in Parent being entitled to payment from the Working Capital Escrow Amount (which amount shall be credited against the amount Parent may otherwise be entitled to pursuant to Section 2.8(g)(i), as indicated by the parenthetical therein), Parent and the Stakeholders’ Representative shall cause the Escrow Agent to promptly release from the Working Capital Escrow Amount sub-account to Parent an amount equal to such undisputed amount (the “Parent Undisputed Working Capital Amount”)) and (ii) Parent and the Stakeholders’ Representative shall negotiate in good faith to resolve their disagreements with respect to the computation of the Proposed Closing Net Working Capital, the Proposed Closing Cash Amount and/or Proposed Closing Debt Amount. In the event that Parent and the Stakeholders’ Representative are unable to resolve any such disagreements within fifteen (15) days after Parent’s receipt of such Objection Notice (or such longer period as both parties mutually agree in writing), Parent and the Stakeholders’ Representative shall submit any remaining disagreements to Deloitte & Touche LLP or another independent, nationally recognized accounting firm mutually acceptable to Parent and the Stakeholders’ Representative (the “Auditor”) for resolution in accordance with Section 2.8(e).

(d) [INTENTIONALLY OMITTED.]

(e) Parent and the Stakeholders’ Representative shall use their respective reasonable efforts to cause the Auditor to resolve all remaining disagreements with respect to the computation of the Proposed Closing Net Working Capital, Proposed Closing Cash Amount and/or Proposed Closing Debt Amount as soon as practicable, but in any event shall direct the

Auditor to render a determination within forty-five (45) days after its retention. The Auditor shall consider only those items and amounts in Parent’s and the Stakeholders’ Representative’s respective calculations of the Proposed Closing Net Working Capital, Proposed Closing Cash Amount and/or Proposed Closing Debt Amount that are identified as being items and amounts to which Parent and the Stakeholders’ Representative have been unable to agree. In resolving any disputed item, the Auditor may not assign a value to any item greater than the greatest value for such item claimed by either party or less than the smallest value for such item claimed by either party. The Auditor’s determination of the Proposed Closing Net Working Capital, Proposed Closing Cash Amount and/or Proposed Closing Debt Amount shall be based solely on written materials submitted by Parent and the Stakeholders’ Representative (i.e., not on oral testimony or independent review) and on the definitions of “Net Working Capital”, “Cash” and “Debt Amount” included herein. The determination of the Auditor shall set forth in a written statement delivered to Parent and the Stakeholders’ Representative and shall be conclusive and binding upon the parties hereto. As used herein, (i) the “Final Closing Net Working Capital” shall mean the Proposed Closing Net Working Capital as finally determined pursuant to Section 2.8(c) or (e), as the case may be; (ii) the “Final Closing Cash Amount” shall mean the Proposed Closing Cash Amount as finally determined pursuant to Section 2.8(c) or (e), as the case may be; (iii) the “Final Closing Debt Amount” shall mean the Proposed Closing Debt Amount as finally determined pursuant to Section 2.8(c) or (e), as the case may be; and (iv) the “Final Post-Closing Adjustment” shall mean an amount equal to (A) (x) the Final Closing Net Working Capital minus (y) the Estimated Net Working Capital, plus (B) (x) the Final Closing Cash Amount minus (y) the Estimated Cash Amount, minus (C) the Final Closing Debt Amount minus the Estimated Debt Amount.

(f) The costs and expenses of the Auditor in determining the Proposed Closing Net Working Capital, Proposed Closing Cash Amount and/or Proposed Closing Debt Amount shall be borne by Parent and the Stakeholders’ Representative in inverse proportion as they may prevail on matters resolved by the Auditor, and such proportionate allocation shall also be determined by the Auditor when its determination is rendered on the merits of the matter submitted.

(g) Within five (5) Business Days after the determination of the Final Closing Net Working Capital, the Final Closing Cash Amount and the Final Closing Debt Amount:

(i) if the Final Post-Closing Adjustment is a negative amount, the Surviving Entities, the Stakeholders’ Representative and Parent shall cause the Escrow Agent to promptly pay to an account or accounts designated by Parent an amount in cash equal to the absolute value of the Final Post-Closing Adjustment (less any Parent Undisputed Working Capital Amount paid from the Working Capital Escrow Amount pursuant to Section 2.8(c)); provided, that Parent’s right to payment under this Section 2.8(g)(i) shall be limited solely to the Working Capital Escrow Amount and Parent shall not have any claim to any excess of the Final Post-Closing Adjustment or part thereof over the Working Capital Escrow Amount from the Stakeholders’ Representative or any other Person; and

(ii) if the Final Post-Closing Adjustment is a positive amount, Parent shall promptly pay to the Stockholders, Unitholders, Optionholders and Appreciation Rights Holders, an amount in cash equal to the Final Post-Closing Adjustment, in proportion to the payments made to such Persons pursuant to this Article II and as indicated on the Transaction Consideration Disbursement Schedule by wire transfer of immediately available funds to the accounts designated by the Stakeholders’ Representative.

(h) All payments made pursuant to Section 2.8(g) shall be treated by all parties hereto for Tax purposes as adjustments to the Aggregate Merger Consideration.

Section 2.9 Stakeholders’ Representative.

(a) PBM Stakeholders, LLC is hereby constituted to act as the agent, proxy, attorney-in-fact and representative (the “Stakeholders’ Representative”) for the Stockholders, Unitholders, Optionholders and Appreciation Rights Holders (the “Companies Holders”) and their successors and assigns for all purposes under this Agreement, and the Stakeholders’ Representative, by its signature below, agrees to serve in such capacity. Except as otherwise expressly provided in this Section 2.9, this Section 2.9 shall not grant to any Companies Holder any rights (or to Parent any rights in addition to those it already has pursuant to this Agreement) with respect to this Agreement or the transactions contemplated hereby or otherwise.

(b) Effective immediately prior to the Effective Time, in its capacity as Stakeholders’ Representative, the Stakeholders’ Representative shall have the power and authority to take such actions on behalf of each Companies Holder as the Stakeholders’ Representative, in its sole judgment, may deem to be in the best interests of the Companies Holders or otherwise appropriate on all matters related to or arising from this Agreement. Such powers shall include, without limitation:

(i) executing and delivering the Escrow Agreement, and any and all supplements, amendments, waivers or modifications thereto and all certificates, consents and other documents contemplated by this Agreement or the Escrow Agreement as may be necessary or appropriate to effect the Mergers and the other transactions contemplated hereby;

(ii) giving and receiving notices and other communications relating to this Agreement and the Escrow Agreement and the transactions contemplated hereby and thereby (except to the extent that this Agreement expressly contemplates that such notice or communication shall be given or received by each Companies Holder individually);

(iii) taking or refraining from taking any actions (whether by negotiation, settlement, litigation or otherwise) to resolve or settle all matters and disputes arising out of or related to this Agreement or the Escrow Agreement and the performance or enforcement of the obligations, duties and rights pursuant to this Agreement or the Escrow Agreement;

(iv) authorizing or disputing the release to Parent of all or some of the Working Capital Escrow Amount in connection with Section 2.8(g)(i);

(v) taking all actions necessary or appropriate in connection with any disputes regarding the Proposed Closing Net Working Capital, Proposed Closing Cash Amount or Proposed Closing Debt Amount;

(vi) engaging attorneys, accountants, financial and other advisors, paying agents and other persons necessary or appropriate, in the sole and absolute discretion of the Stakeholders’ Representative in the performance of its duties under this Agreement and the Escrow Agreement, including matters related to the Specified Litigation Matters;

(vii) taking all actions necessary or appropriate in the judgment of the Stakeholders’ Representative for the accomplishment of the foregoing; and

(viii) obtaining fiduciary insurance for the Stakeholders’ Representative, with respect to obligations and liabilities that the Stakeholders’ Representative may incur in its capacity as Stakeholders’ Representative, as deemed appropriate by the Stakeholders’ Representative in its sole and absolute discretion.

(c) The power of attorney appointing the Stakeholders’ Representative as attorney-in-fact is coupled with an interest and the death or incapacity of any Companies Holder shall not terminate or diminish the authority and agency of the Stakeholders’ Representative.

(d) Should the Stakeholders’ Representative resign or be unable to serve, a replacement Stakeholders’ Representative shall be appointed by a majority of the Companies Holders in interest based on such interests held immediately prior to the Closing, upon prior written notice to Parent. The decisions and actions of any such replacement Stakeholders’ Representative shall be, for all purposes, those of the Stakeholders’ Representative as if originally named herein. The Stakeholders’ Representative shall not be liable to the Companies Holders for any actions taken or omitted to be taken by the Stakeholders’ Representative in its capacity as Stakeholders’ Representative pursuant to the terms of this Agreement, including matters related to the Specified Litigation Matters, except to the extent such action or omission shall have been determined by a court of competent jurisdiction in a final non-appealable judgment to have constituted willful misconduct or fraud. All fees and expenses, including for attorneys, accountants and financial and other advisors, paying agents and other persons and insurance, in each case necessary or appropriate and engaged by the Stakeholders’ Representative in the performance of its duties under this Agreement may be paid from (i) the Working Capital Escrow Amount, but only out of the Holders’ Undisputed Working Capital Amount, if any, or after the Final Post-Closing Adjustment Amount has been paid pursuant to Section 2.8(g)(i), if applicable, (ii) the Indemnification Escrow Amount, but only in connection with a distribution of any Undisputed Working Capital Amount or after the Release Date has passed and all Claims have been finally resolved pursuant to the terms of the Escrow Agreement and/or (iii) the Stakeholders’ Representative Amount.

(e) The Companies Holders shall, severally and not jointly, indemnify, defend and hold harmless the Stakeholders’ Representative and its heirs, representatives, successors and assigns, from and against any and all claims, demands, suits, actions, causes of action, losses, damages, obligations, liabilities, costs and expenses (including attorneys’ fees and court costs) arising as a result of or incurred in connection with any actions taken or omitted to be taken by the Stakeholders’ Representative in its capacity as Stakeholders’ Representative pursuant to the terms of this Agreement, including matters related to the Specified Litigation Matters, except to the extent such action or omission shall have been determined by a court of competent jurisdiction in a final non-appealable judgment to have constituted willful misconduct or fraud, provided, that, no Companies Holder shall be liable to the Stakeholders’ Representative pursuant to this Section 2.9(e) for any amount in excess of the portion of the aggregate consideration to which such Companies Holder is entitled pursuant to this Article II or to which it may become entitled with respect to the Working Capital Escrow Amount, the Indemnification Escrow Amount or the Specified Litigation Matters. In addition, each Companies Holder forever voluntarily releases and discharges the Stakeholders’ Representative, his or her heirs, representatives, successors and assigns, from any and all claims, demands, suits, actions, causes of action, losses, damages, obligations, liabilities, costs and expenses (including attorneys’ fees and court costs), whether known or unknown, anticipated or unanticipated, arising as a result of or incurred in connection with any actions taken or omitted to be taken by the Stakeholders’ Representative pursuant to the terms of this Agreement, including matters related to the Specified Litigation Matters, except to the extent such action or omission shall have been determined by a court of competent jurisdiction in a final non-appealable judgment to have constituted willful misconduct or fraud. Expenses (including attorneys’ fees and court costs) incurred by the Stakeholders’ Representative in defending any claim, demand, suit, action or cause of action may be paid from (i) the Working Capital Escrow Amount, but only out of the Holders’ Undisputed Working Capital Amount, if any, or after the Final Post-Closing Adjustment Amount has been paid pursuant to Section 2.8(g)(i), if applicable, (ii) the Indemnification Escrow Amount, but only after the Release Date has passed and all Claims have been finally resolved pursuant to the terms of the Escrow Agreement and/or (iii) the Stakeholders’ Representative Amount; provided, that the Stakeholders’ Representative shall be entitled to recover any such amounts from the Stakeholders’ Representative Amount, in advance of the final disposition of such claim, demand, suit, action or cause of action upon receipt of an undertaking by the Stakeholders’ Representative to repay such amount if it shall ultimately be determined that the Stakeholders’ Representative is not entitled to be indemnified by the Companies Holders pursuant to this Section 2.9(e).

(f) The Stakeholders’ Representative, in its sole and absolute discretion, may (i) from time to time release (or cause to be released) to the Stakeholders’ Representative all or any portion of the Stakeholders’ Representative Amount to reimburse costs and expenses incurred by, and payments made by, the Stakeholders’ Representative in connection with it acting as Stakeholders’ Representative hereunder and/or to satisfy the obligation of the Companies Holders to indemnify the Stakeholders’ Representative under this Agreement, and (ii) at any time release (or cause to be released) to the Companies Holders all or any portion of the Stakeholders’ Representative Amount which has not prior to the date of such release been released pursuant to clause (i) of this Section 2.9(f).

Section 2.10 Withholding. Parent and its Affiliates shall be entitled to deduct and withhold from the consideration payable pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code or any provision of applicable Tax Law. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the applicable Stockholder, Unitholder, Optionholder or Appreciation Rights Holder. Parent shall promptly notify the Stakeholders’ Representative in writing if it becomes aware of any obligation to withhold on amounts paid to a Stockholder or other Unitholders (other than withholding as a result of a failure to comply with Section 2.7(a)(v)). Parent and the Companies shall cooperate in withholding on, and Tax reporting of, amounts payable to current or former employees of the Companies pursuant to this Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANIES

Except as set forth on the corresponding sections or subsections of the Companies Disclosure Schedule (it being understood that any exception or qualification set forth on the Companies Disclosure Schedule with respect to a particular representation or warranty shall be deemed to be an exception or qualification with respect to any other section or subsection of this Article III to the extent that it is reasonably apparent on the face of such disclosure that such disclosure is applicable to such other section or subsection), the Companies hereby jointly and severally represent and warrant to Parent as follows:

Section 3.1 Organization and Qualification.

(a) Except as set forth in Section 3.1(a)(i) of the Companies Disclosure Schedule, each of the Companies and their Subsidiaries is duly organized, validly existing and, to the extent such concept is recognized, in good standing under the Laws of the jurisdiction of its incorporation or organization and each has the requisite power and authority and any necessary Permits to own, operate and lease the properties and assets that each purports to own, operate or lease and to carry on the Business as it is being conducted as of the date of this Agreement, except for any such failure to be in good standing or to have power, authority or a necessary Permit that has not had, and is not reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as set forth in Section 3.1(a)(ii) of the Companies Disclosure Schedule, each of the Companies and their Subsidiaries is duly qualified or licensed to do business, and, to the extent such concept is recognized, in good standing in each jurisdiction where the character of its properties and assets owned, operated or leased or the nature of its activities makes such qualification or licensure necessary, except for any such failure to be so qualified, licensed or in good standing that has not had, and is not reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect. A list of each of the jurisdictions in which the Companies and their Subsidiaries are so qualified or licensed is set forth in Section 3.1(a)(iii) of the Companies Disclosure Schedule.

(b) The Companies have delivered to Parent or made available on the Merrill datasite complete copies of (i) the certificate of incorporation and bylaws of Holdings, each as amended and currently in effect (collectively, the “Holdings Organizational Documents”), (ii) the certificate of formation and operating agreement of Nutritionals, each as amended and currently in effect (collectively, the “Nutritionals Organizational Documents”) and (iii) the comparable governing documents of each of the Companies’ Subsidiaries, each as amended and currently in effect (collectively with the Holdings Organizational Documents and the Nutritionals Organizational Documents, the “Company Organizational Documents”).

Section 3.2 Authorization; Enforceability.

(a) Each of the Companies has the requisite corporate or limited liability company (as applicable) power and authority to execute and deliver this Agreement and the other Transaction Documents to which it is, or is specified to be, a party, and, subject to the receipt of the requisite Stockholder approval and Unitholder approval, to perform their respective obligations hereunder and thereunder. The execution and delivery of this Agreement and the other Transaction Documents to which they are, or are specified to be, parties, and the performance by the Companies of their respective obligations hereunder and thereunder have been duly authorized by all necessary corporate or other action on the part of the Companies and, except (i) for the approval and adoption of this Agreement and the transactions contemplated hereby by (A) the Stockholders representing more than fifty percent (50%) of the votes associated with the outstanding Voting Common Stock entitled to vote thereon and (B) the Unitholders representing more than fifty percent (50%) of the votes associated with the outstanding Voting Units entitled to vote thereon, and (ii) for the filing and recordation of the Certificates of Merger and other appropriate merger documents as required by the DGCL and the DLLCA, respectively, no other corporate or limited liability company (as applicable) action or other action on the part of the Companies is necessary to authorize the execution and delivery of this Agreement and the other Transaction Documents to which they are, or are specified to be, parties or to perform their respective obligations hereunder and thereunder. This Agreement has been duly executed and delivered by each of the Companies and (assuming due authorization, execution and delivery of this Agreement by each of the other parties hereto) constitutes, and the other Transaction Documents to which it is, or is specified to be, a party, when executed and delivered (assuming in each case due authorization, execution and delivery by each of the other parties thereto) will constitute, a valid and binding agreement of each of the Companies enforceable against each Company in accordance with its terms, except as such enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to or affecting the rights and remedies of creditors generally and subject to general principles of equity (whether considered in a proceeding at law or in equity).

(b) The Board of Directors of Holdings has unanimously (i) determined that this Agreement and the other Transaction Documents and the transactions contemplated hereby and thereby (including the Mergers) are advisable and in the best interests of Holdings and its Stockholders, (ii) approved and adopted this Agreement and the other Transaction Documents and approved the transactions contemplated hereby and thereby (including the Mergers), and (iii) resolved to recommend that the Stockholders of Holdings vote for the approval and adoption of this Agreement and the approval of the transactions contemplated hereby, including the Mergers.

(c) The Manager of Nutritionals has (i) determined that this Agreement and the other Transaction Documents and the transactions contemplated hereby and thereby (including the Mergers) are advisable and in the best interests of Nutritionals and its Unitholders, (ii) approved and adopted this Agreement and the other Transaction Documents and approved the transactions contemplated hereby and thereby (including the Mergers), and (iii) resolved to recommend that the Unitholders of Nutritionals vote for the approval and adoption of this Agreement and the approval of the transactions contemplated hereby, including the Mergers.

Section 3.3 Consents and Authorizations; No Violations.

(a) The execution and delivery of this Agreement by the Companies does not, and the execution and delivery of the other Transaction Documents to which they are, or are specified to be, parties, will not, and the consummation of the transactions contemplated by this Agreement (including the Mergers) and the other Transaction Documents to which they are, or are specified to be, parties, and compliance with the provisions of this Agreement and the other Transaction Documents to which they are, or are specified to be, parties, will not (i) violate the provisions of any of the Company Organizational Documents, (ii) materially conflict with, or result in any material violation or breach of or default under (with or without notice or lapse of time, or both), or result in the acceleration of, require any consent under, create in any party the right to accelerate, terminate, modify, or cancel, or result in the creation of any material Encumbrance upon the Companies, any of their Subsidiaries, or any of their respective material properties or assets under, any Company Contract or Company Lease or (iii) assuming compliance with the matters referred to in Section 3.3(b) below, violate or conflict with any material Law or Permit applicable to the Companies or any of their Subsidiaries, or any of their respective properties or assets, which violation or conflict would materially affect the operation of the Business in the ordinary course, other than, in the case of clauses (ii) and (iii), as set forth in Section 3.3(a) of the Companies Disclosure Schedule.

(b) No material filing or registration with, material notification to, or material authorization, consent or approval of any Governmental Entity is required to be obtained or made by or with respect to the Companies or any of their Subsidiaries in connection with the execution and delivery of this Agreement and the other Transaction Documents to which they are, or are specified to be, parties, by the Companies or the consummation of the transactions contemplated by this Agreement and the other Transaction Documents to which they are, or are specified to be, parties, except (i) as set forth in Section 3.3(b) of the Companies Disclosure Schedule, (ii) the filing of appropriate merger documents (including the Certificates of Merger) as required by the DGCL and DLLCA, as applicable, (iii) filings under the HSR Act, (iv) those (other than those that the Companies, as of the date hereof, have Knowledge of) that become applicable as a result of matters specifically related to Parent or its Affiliates or (v) such other Governmental Entity consents, approvals, orders, authorizations, notifications, registration, declarations and filings the failure of which to be obtained or made has not had, or is not reasonably expected to have, individually or in the aggregate, the effect of preventing or materially delaying the consummation of any of the transactions contemplated by this Agreement.

Section 3.4 Capital Structure.

(a) The authorized capital stock of Holdings consists of 15,000 shares of Voting Common Stock and 1,485,000 shares of Non-Voting Common Stock, of which 9,500 shares of Voting Common Stock and 955,732 shares of Non-Voting Common Stock are issued and outstanding as of the date hereof. Except as set forth in Section 3.4(a) of the Companies Disclosure Schedule, all of the outstanding shares of Common Stock are fully paid and nonassessable, have been duly authorized and validly issued, and have not been issued in violation of any preemptive rights, rights of first refusal or similar rights under applicable Law, the Company Organizational Documents or any material Contract to which the any of the Companies or their Subsidiaries are a party. Except as set forth in this Section 3.4(a), Holdings has no other capital stock, equity securities or securities containing any equity features or convertible into or exercisable or exchangeable for any capital stock or equity securities of Holdings authorized, issued or outstanding. Except as set forth in Section 3.4(a) of the Companies Disclosure Schedule, there are no agreements, options, warrants, stock appreciation rights or other similar rights, phantom stock rights, profit participation rights, purchase rights, subscription rights, conversion rights, exchange rights or other similar rights relating to, or the value of which is based on, the equity of Holdings, or any Contracts or arrangements existing or outstanding that, directly or indirectly, require the sale or issuance by Holdings of any Holdings Common Stock or other capital stock, equity securities or securities containing any equity features or which are convertible into or exercisable or exchangeable for any capital stock or equity securities of Holdings. Except as set forth on Section 3.4(a) of the Companies Disclosure Schedule, (i) Holdings does not have any obligation (contingent or otherwise) to purchase, redeem or otherwise acquire any of its capital stock, equity securities or securities containing any equity features or convertible into or exercisable or exchangeable for any capital stock or equity securities of Holdings, or to pay any dividend or make any distribution in respect thereof, and (ii) there are no Stockholders’ Contracts, voting Contracts, voting trusts, proxies or any other Contracts with respect to the voting, registration or transfer of the Common Stock. There is no outstanding Indebtedness of the Companies or any of their Subsidiaries having the right to vote (or convertible into or exercisable or exchangeable for, securities having the right to vote) on any matters on which holders of Voting Common Stock may vote.

(b) Section 3.4(b) of the Companies Disclosure Schedule sets forth a complete and correct list of all Persons who, as of the date hereof, hold outstanding awards to acquire shares of Common Stock (including Options and SARs) under Holdings Stock Plans or otherwise, indicating, with respect to each option and stock appreciation right then outstanding, the type of award granted, the number of shares of Common Stock subject to such option or stock appreciation right, the number of Options or SARs, the exercise price and date of grant.

(c) As of the date hereof, the issued and outstanding equity interests of Nutritionals consists of 9,500 Voting Units and 955,764 Non-Voting Units. Except as set forth in Section 3.4(c) of the Companies Disclosure Schedule, all of the outstanding Units are fully paid and nonassessable, have been duly authorized and validly issued, and have not been issued in violation of any preemptive rights, rights of first refusal or similar rights under applicable Law, the Company Organizational Documents or any material Contract to which any of the Companies or their Subsidiaries are a party. Except as set forth in this Section 3.4(c), Nutritionals has no other capital stock, equity securities or securities containing any equity features or convertible into or exercisable or exchangeable for any capital stock or equity securities of Nutritionals authorized, issued or outstanding. Except as set forth in Section 3.4(c) of the Companies Disclosure Schedule, there are no agreements, options, warrants, stock or unit appreciation rights, phantom stock or units, profit participation rights, purchase rights, subscription rights, conversion rights, exchange rights or other similar rights relating to, or the value of which is based on, the equity of Nutritionals, Contracts or arrangements existing or outstanding that, directly or indirectly, require the sale or issuance by Nutritionals of any Units or other capital stock, equity securities or securities containing any equity features or which are convertible into or exercisable or exchangeable for any capital stock or equity securities of Nutritionals. Except as set forth on Section 3.4(c) of the Companies Disclosure Schedule, (i) Nutritionals does not have any obligation (contingent or otherwise) to purchase, redeem or otherwise acquire any of its units representing ownership interests, equity securities or securities containing any equity features or convertible into or exercisable or exchangeable for any capital stock or equity securities of Nutritionals, or to pay any dividend or make any distribution in respect thereof, and (ii) there are no Unitholders’ Contracts, members’ Contracts, voting Contracts, voting trusts, proxies or any other Contracts with respect to the voting, registration or transfer of the Units. There is no outstanding Indebtedness of the Companies or any of their Subsidiaries having the right to vote (or convertible into or exercisable or exchangeable for, securities having the right to vote) on any matters on which holders of Voting Units may vote.

(d) Section 3.4(d) of the Companies Disclosure Schedule sets forth a complete and correct list of all Persons who, as of the date hereof, hold (i) outstanding awards to acquire Units under the Nutritionals Unit Plans, indicating, with respect to each unit appreciation right then outstanding, the number of Units subject to such unit appreciation right, the number of UARs, the exercise price and date of grant or (ii) warrants to acquire Units, indicating, with respect to each such warrant, the number of Units subject to such warrant, the exercise price and date of grant.

Section 3.5 Company Subsidiaries. Section 3.5(a) of the Companies Disclosure Schedule sets forth each Subsidiary of Holdings, its jurisdiction of incorporation or organization, the authorized and outstanding capital stock or equity interests of such Subsidiary and the owner(s) of record of such outstanding capital stock or equity interests. Nutritionals does not own any equity interests in any Person. Holdings does not own any equity interests in any Person other than as set forth in Section 3.5(a) of the Companies Disclosure Schedule. All issued and outstanding shares of capital stock or equity interests (as applicable) of each of the Subsidiaries of Holdings are fully paid and nonassessable, have been duly authorized and validly issued, and are owned directly or indirectly (as applicable) by Holdings, free and clear of all Encumbrances (other than those Encumbrances that will be released at or prior to the Closing). There are no (a) capital stock, equity securities or securities containing any equity features or convertible into or exercisable or exchangeable for any capital stock or equity securities of any of Holdings’ Subsidiaries authorized, issued or outstanding, (b) Contracts, options, warrants, stock or unit appreciation rights, phantom stock or units, profit participation rights, purchase rights, subscription rights, conversion rights, exchange rights or other rights, or Contracts existing or outstanding that, directly or indirectly, require the sale or issuance by any of Holdings’ Subsidiaries of any units of ownership interest or capital stock, equity securities or securities or containing any equity features or convertible into or exercisable or exchangeable for any capital stock or equity securities of any of Holdings’ Subsidiaries, and (c) Unitholders’ or Stockholders’ Contracts, members’ Contracts, voting Contracts, voting trusts, proxies or any other Contracts with respect to the voting, registration or transfer of any of Holdings’ Subsidiaries’ shares of capital stock or units representing ownership interests. No Subsidiary of Holdings has any obligation (contingent or otherwise) to purchase, redeem or otherwise acquire any of its shares of capital stock or units representing ownership interests, equity securities or securities containing any equity features or convertible into or exercisable or exchangeable for any capital stock or equity securities of such Subsidiary, or to pay any dividend or make any distribution in respect thereof. There is no outstanding Indebtedness of the Companies or any of their Subsidiaries having the right to vote (or convertible into or exercisable or exchangeable for, securities having the right to vote) on any matters on which holders of shares of capital stock or units representing ownership interests of any of Holdings’ Subsidiaries may vote. Except as set forth in Section 3.5(b) of the Companies Disclosure Schedule, none of the Companies’ Subsidiaries has any obligation to acquire equity or to make any capital investment in any other Person.

Section 3.6 Financial Statements.

(a) Complete copies of (i) the audited combined balance sheets of the Companies and their Subsidiaries (and certain of their Affiliates as set forth therein) as of December 31, 2008, December 31, 2007 and December 31, 2006 and the related audited combined statements of income and cash flows for the fiscal years then ended (including, in each case, any notes thereto) (the “Audited Financial Statements”) and (ii) the unaudited combined balance sheet of the Companies and their Subsidiaries (and certain of their Affiliates as set forth therein) as of December 31, 2009 and the related unaudited combined statements of income and cash flows for the twelve-month period then ended (the “2009 Unaudited Financial Statements”) and, together with the Audited Financial Statements, the “Financial Statements”) have been made available on the Merrill datasite. Except as set forth in Section 3.6(a) of the Companies Disclosure Schedule or as may be noted in the footnotes to such Audited Financial Statements, the Financial Statements (i) were prepared in accordance with GAAP, applied on a consistent basis for the periods involved, and (ii) present fairly, in all material respects, the combined financial condition of the Companies and their Subsidiaries (and certain of their Affiliates as set forth therein) as of the dates thereof and the results of their operations and cash flows for the periods then ended, except that the 2009 Unaudited Financial Statements are subject to normal adjustments made in the ordinary course of the audit process consistent with past practice and prior audits. The Financial Statements have been prepared from, and are in accordance with, the books and records of the Companies and their Subsidiaries (and certain of their Affiliates as set forth therein), which books and records have been regularly kept and maintained in accordance with the Companies’ normal and customary business practices.

(b) Except (i) for Indebtedness in respect of the Credit Facility and the Notes, (ii) as reflected in the 2009 Unaudited Financial Statements, and (iii) as set forth on Section 3.6(b) of the Companies Disclosure Schedule, as of the date of this Agreement, the Companies and their Subsidiaries have no Indebtedness.

Section 3.7 Undisclosed Liabilities. The Companies and their Subsidiaries do not have any obligations or liabilities (whether or not known, accrued, absolute, contingent, matured or otherwise) of a nature that would be required to be reflected or reserved against on, or disclosed in the notes to, a combined balance sheet of the Companies and their Subsidiaries prepared in accordance with GAAP, except (i) for liabilities reflected or adequately reserved against on the most recent Audited Financial Statements (or disclosed in the notes thereto) or the 2009 Unaudited Financial Statements, (ii) for liabilities incurred in the ordinary course of business consistent with past practice since December 31, 2009 and (iii) any other immaterial liabilities.

Section 3.8 Absence of Certain Changes. Except for the matters contemplated by this Agreement or as set forth in Section 3.8 of the Companies Disclosure Schedule, (a) since December 31, 2009 through the date of this Agreement, the Companies and their Subsidiaries have conducted the Business in the ordinary course of business consistent with past practice in all material respects, (b) since December 31, 2009, there has not occurred (i) any change, circumstance, effect or event that has had, or is reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect or (ii) any change by the Companies and their Subsidiaries in accounting principles or methods materially affecting the combined financial position or results of operations of the Companies, except insofar as may have been required by a change in GAAP or applicable Law, and (c) since December 31, 2009 through the date of this Agreement, neither the Companies nor any of their Subsidiaries have taken any action that, if taken after the date of this Agreement, would constitute a breach of Sections 5.1(a)-(r).

Section 3.9 Legal Proceedings. Except as set forth in Section 3.9(a) of the Companies Disclosure Schedule, there are no Actions pending, or, to the Knowledge of the Companies, threatened against the Companies or their Subsidiaries or any of their properties or assets (or any of their respective current, or to the Knowledge of the Companies, former officers, managers, directors or employees in connection with the Business) (a) that involve a claim for more than $500,000, if such Action exists as of the date hereof, or $1,000,000, if such Action arises only after the date hereof, or (b) that seek any material injunctive relief with respect to the Business. There are no Actions pending or, to the Knowledge of the Companies, threatened challenging the validity or enforceability of this Agreement or any of the other Transaction Documents. Except as set forth in Section 3.9(b) of the Companies Disclosure Schedule, there are no Orders of any Governmental Entity to which any of the Companies, their Subsidiaries or any of their respective properties or assets are subject which, individually or in the aggregate, are, or are reasonably expected to be, material to the business of the Companies, taken as a whole.

Section 3.10 Compliance with Laws.

(a) Except as set forth in Section 3.10(a)(i) of the Companies Disclosure Schedule, each of the Companies and their Subsidiaries are, and have been since December 31, 2007, in compliance in all material respects with all applicable Laws to which the Companies, their Subsidiaries, their respective properties and assets, and the Business are subject. The Companies have in their possession, and have delivered to Parent or made available on the Merrill datasite, all material approvals, permits and licenses of Governmental Entities (collectively, “Permits”) required under all applicable Laws to own, operate and lease the properties and assets that each purports to own, operate or lease, and to manufacture or market, any Regulated Company Product and to conduct the Business as it is currently being conducted in all material respects. Except as set forth in Section 3.10(a)(ii) of the Companies Disclosure Schedule, all such Permits (i) are owned by, and are in the possession of, the Companies or their Subsidiaries, (ii) are in full force and effect in all material respects, (iii) are being complied with by the Companies in all material respects, and (iv) none of the Companies or their Subsidiaries have received any written notice, warning letter, regulatory letter or other similar communication regarding any material violation of, conflict with, or the revocation, withdrawal, non-renewal, termination, cancellation, suspension or modification of any such Permit and, to the Knowledge of the Companies, no such notice, letter or communication regarding any such action has been threatened as of the date hereof. Nothing in this Section 3.10(a) shall be deemed to expand any specific limitations expressly set forth in any of the representations and warranties of the Companies set forth in Sections 3.10(b)-(g), inclusive, below.

(b) Except as set forth in Section 3.10(b) of the Companies Disclosure Schedule, each product subject to the Federal Food, Drug and Cosmetic Act (the “FFDCA”), the FDA regulations promulgated thereunder, or similar legal provisions in any domestic or foreign jurisdiction, that is developed, researched, manufactured, tested, packaged, labeled, marketed, sold and/or distributed, by any of the Companies or their Subsidiaries (each such product, a “Regulated Company Product”), is being developed, researched, manufactured, tested, packaged, labeled, marketed, sold and/or distributed in compliance in all material respects with all applicable requirements under the FFDCA and similar applicable Laws, including those relating to infant formulas, human clinical studies, clinical studies in children, good clinical and manufacturing practices, record keeping, filing of reports and patient privacy, and medical record security.

(c) Except as set forth in Section 3.10(c) of the Companies Disclosure Schedule, all facilities of the Companies and their Subsidiaries and, to the Knowledge of the Companies, third parties where finished Regulated Company Products owned by the Companies or raw materials, active ingredients or components owned by the Companies and used in Regulated Company Products are manufactured or stored, are operated in compliance in all material respects with all federal, state and local regulations and applicable current Good Manufacturing Practice regulations in effect as of the date hereof (CFR 106, 110, 111, 210 and 211) issued pursuant to the FFDCA.

(d) Except as set forth in Section 3.10(d) of the Companies Disclosure Schedule, during the past three (3) years, (i) none of the Companies nor any of their Subsidiaries has received any FDA Form 483 relating to the Regulated Company Products, and (ii) to the Knowledge of the Companies, no third party supplier to any of the Companies, or any of their Subsidiaries of finished Regulated Company Products or raw materials, active ingredients or components used in Regulated Company Products, has been subject to any FDA Form 483 relating to the Regulated Company Products.

(e) To the Knowledge of the Companies, as of the date hereof, in no clinical trial conducted, supervised or monitored by any of the Companies or their Subsidiaries in relation to Regulated Company Products within the past three (3) years has Institutional Review Board approval been suspended, terminated, put on clinical hold, or voluntarily withdrawn.

(f) The Companies have delivered to Parent or made available to Parent all approved and pending 90-day FDA notifications required to clear a product prior to marketing. To the Knowledge of the Companies, there are no safety, efficacy, regulatory, legal, or other issues that could reasonably be expected to have a materially adverse effect on the FDA approval of any material Regulated Company Products currently marketed.

(g) It is understood that, for the avoidance of doubt, notwithstanding anything to the contrary contained in this Agreement:

(i) no representation or warranty is being made in this Agreement as to whether any Regulated Company Products that have not received approval from the FDA, Health Canada, the Canadian Food Inspection Agency or other regulatory agencies or authorities with similar responsibilities, oversight or compliance authority or responsibilities for the approval of, and compliance with GMP regulation related to, any Regulated Company Product(“Regulatory Authorities”) as of the date hereof will, at any time, receive such approval (or as to what the nature, scope or limitations of any such approval may be);

(ii) no representation or warranty is being made in this Agreement as to whether, after the date hereof, any Regulatory Authority will, based on an amended, modified or new Law, or a different interpretation thereof (in each case, as amended, modified, enacted or interpreted after the date hereof), rescind or challenge any approval previously granted to any Regulated Company Products (or as to what the nature, scope or limitations of any such rescission or challenge may be);

(iii) to the extent any representation or warranty in this Agreement relates, in whole or in part, to compliance with the FFDCA, the FDA regulations promulgated thereunder, any Good Manufacturing Practice regulation, or any similar applicable Law (whether domestic, foreign, federal, state or local) (collectively, “Regulatory Laws”), in each case, relating to any Regulated Company Product or any of the Companies’ or their Subsidiaries’ development, research, manufacturing, testing, validation, packaging, labeling, marketing, sales or distribution processes, practices, operations or product approvals with respect to any Regulated Company Product, then any such reference to such Regulatory Law shall be to such Regulatory Law as is in effect, interpreted and/or applied by the applicable Regulatory Authorities on the date or during the period to which such representation and warranty is made, and

(iv) no representation or warranty is made in this Agreement as to whether any Regulatory Authority may (A) seek to apply or assert after the date of this Agreement, an amended, modified or new Regulatory Law (in each case, amended, modified or enacted after the date hereof), or, subject to the proviso below, a different interpretation thereof, to any Regulated Company Product, or any of the Companies’ or their Subsidiaries’ or, following the Closing, Parent’s development, research, manufacturing, testing, validation, packaging, labeling, marketing, sales or distribution processes, practices, operations or approvals with respect to any Regulated Company Product, (B) assert that the Companies or their Subsidiaries or, following the Closing, Parent should adopt different processes, practices, procedures, standards, requirements or validations or that a previously granted approval with respect to any Regulated Company Product should be rescinded or modified or (C) assert a violation or breach of Regulatory Law by reason of an action described in clauses (A) or (B) of this clause (iv);

provided that, except as set forth in Section 3.10(g) of the Companies Disclosure Schedule, the disclaimers in clauses (ii) and (iv) above do not apply to any such different interpretation or violation of Regulatory Law that, to the Knowledge of the Companies on the date hereof, a Regulatory Authority is threatening on the date hereof, to apply to the Companies, any Regulated Company Product or product approvals. For the avoidance of doubt, although none of the matters described in clauses (i) through (iv) above, in and of themselves, shall provide a basis for any claim of breach of Regulatory Law or this Agreement or provide a basis for any claim for indemnification under Article VIII hereof, the matters described in clauses (i) through (iv) above notwithstanding (including whether the Companies should take certain actions described therein) shall not restrict Parent’s right to assert a claim, seek indemnification or obtain reimbursement of Losses under Article VIII hereof with respect to a breach of a representation or warranty under this Agreement as a result of a violation of Regulatory Law by the Companies or their Subsidiaries that Parent establishes has occurred.

Section 3.11 Employee Benefit Plans.

(a) Each material “employee benefit plan” (within the meaning of Section 3(3) of ERISA) and any other material employee benefit plan, practice, policy or arrangement of any kind, whether written or oral, or whether for the benefit of a single individual or more than one individual, including, but not limited to, each pension, profit sharing, retirement, 401(k), severance, welfare, leave of absence, layoff, stay, vacation, day or dependent care, legal services, cafeteria, life, health, accident, worker’s compensation or other insurance, disability, deferred compensation, stock purchase, stock option, stock ownership, stock appreciation rights, phantom stock, employment, change-in-control, fringe benefit, bonus, or incentive agreements, programs, policies or other arrangements, whether or not subject to ERISA, established, maintained, sponsored or contributed to by the Companies or any of their Subsidiaries (or any of their predecessors) for the benefit of any current or former employee, director, agent, or independent contractor, or any beneficiary of the foregoing, of the Companies or any of their Subsidiaries or Affiliates, or for which any of the Companies or their Subsidiaries may have material liabilities (the “Company Plans”), are set forth in Section 3.11(a) of the Companies Disclosure Schedule.

(b) Except as set forth in Section 3.11(b) of the Companies Disclosure Schedule, each Company Plan has been established, maintained and administered in all material respects in accordance with its terms, and each such Company Plan and the Companies and their Subsidiaries are in material compliance with the applicable provisions of ERISA, the Code, and other applicable Laws, rules and regulations. The IRS has issued a favorable determination letter with respect to each Company Plan that is an “employee pension benefit plan” (within the meaning of Section 3(2) of ERISA) intended to qualify under Section 401(a) of the Code that has not been revoked and to the Knowledge of the Companies, no event has occurred since the date of such determination letter, and no circumstance exists that could reasonably be expected to adversely affect the qualified status of any such plan.

(c) The Companies have delivered to Parent or made available on the Merrill datasite copies of the following documents (in each case, as applicable) to Parent with respect to each Company Plan: (i) the current plan document and any amendments thereto, (ii) the trust agreement (and all amendments thereto and the latest financial statements thereof), (iii) a written description of any Company Plan that is not set forth in a written document, (iv) the most recent summary plan description together with any summary or summaries of material modifications thereto, (v) the most recent determination, advisory and/or opinion letter, as applicable, from the Internal Revenue Service covering such Company Plan, and (vi) the annual report (Form 5500 Series and all schedules and financial statements attached thereto) covering such Company Plan for the most recently completed plan year.

(d) No Company Plan is a “defined benefit plan” within the meaning of Section 414(j) of the Code, or a multiemployer plan within the meaning of Section 3(37) of ERISA with respect to which the Companies or any ERISA Affiliates have an obligation to contribute or has or could have withdrawal liability under Section 4201 of ERISA.

(e) No direct, contingent or secondary liability to any Person has been incurred or could reasonably be expected to be incurred by the Companies, their Subsidiaries, or their ERISA Affiliates under Title IV of ERISA, other than for premiums payable to the PBGC under Title IV of ERISA or under or with respect to any multiemployer plan within the meaning of Section 3(37) of ERISA. None of the Companies, their Subsidiaries, or any ERISA Affiliate thereof have incurred any liability for any Tax imposed under Chapter 43 of the Code or civil liability under Section 502(i) or (l) of ERISA.

(f) No Company Plan provides health or death benefit coverage beyond the termination of an employee’s employment, except as required by Part 6 of Subtitle B of Title I of ERISA or Section 4980B of the Code or any state laws requiring continuation of benefits coverage following termination of employment.

(g) No Actions (excluding claims for benefits incurred in the ordinary course of plan activities) have been brought or, to the Knowledge of the Companies, threatened against, or with respect to, any Company Plan and, to the Knowledge of the Companies, no event has occurred or circumstances exist that would reasonably be expected to give rise to any such Action, in each case, other than any such Action which would not be reasonably likely to result in a material liability to the Companies.

(h) All material contributions to Company Plans that were required to be made under such Company Plans have been made, and all material benefits accrued under any unfunded Company Plan have been paid, accrued or otherwise adequately reserved in accordance with GAAP, all categories of such accruals under unfunded Company Plans are as disclosed under the heading “Unfunded Company Plan Accruals” on Section 3.11(h) of the Companies Disclosure Schedule.

(i) Except as expressly set forth in this Agreement and other than the payments to be made at the Closing with respect to the Transaction Bonus Amount, the execution, delivery of, and performance by the Companies of their obligations under the transactions contemplated by this Agreement (either alone or upon the occurrence of any additional or subsequent event) will not (i) result in any payment (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any current, former or retired employees, officers, consultants, independent contractors, agents or directors of the Companies or any of their Subsidiaries; (ii) result in the triggering or imposition of any restrictions or limitations on the right of the Company or any of their Subsidiaries to amend or terminate any Company Plan; or (iii) result in any “excess parachute payments” within the meaning of Section 280G(b)(1) of the Code.

(j) Each individual that renders material services to any of the Companies or their Subsidiaries who is classified by the Companies and their Subsidiaries, as applicable, as having the status of (i) an independent contractor or other non-employee status, or (ii) as an exempt or non-exempt employee, is properly so classified for the following purposes: (A) taxation and tax reporting, (B) eligibility to participate in the Company Plans, (C) Fair Labor Standards Act purposes and (D) applicable Laws governing the payment of wages.

(k) Each Company Plan that is a “nonqualified deferred compensation plan” (as defined under Section 409A(d)(1) of the Code) is in material compliance with Section 409A of the Code. Any amount paid or payable pursuant to each Company Plan subject to Section 409A of the Code is not includible in the gross income of a service provider (within the meaning of Section 409A) until received by the service provider and is not subject to interest or the additional tax imposed by Section 409A of the Code, and there are no agreements in place that would entitle a participant in any such plan to reimbursement for any such additional Tax.

(l) Neither the Companies nor their Subsidiaries are subject to any legal, contractual, equitable, or other obligation to (i) establish as of any date any employee benefit plan of any nature, including, without limitation, any pension, profit sharing, welfare, post-retirement welfare, stock option, stock or cash award, non-qualified deferred compensation or executive compensation plan, policy or practice or (ii) continue any material employee benefit plan of any nature including, without limitation any Company Plan or any other pension, profit sharing, welfare, or post-retirement welfare plan, or any stock option, stock or cash award, non-qualified deferred compensation or executive compensation plan, policy or practice (or continue their participation in any such benefit plan, policy or practice) on or after the date hereof.

(m) None of the Companies, their Subsidiaries, or any of their ERISA Affiliates have made any representations or communications (directly or indirectly, orally, in writing or otherwise) with respect to participation, eligibility for benefits, vesting, benefit accrual coverage or other material terms of any Company Plan to any employee, beneficiary or other person other than those which are in accordance with the terms and provisions of each such plan or that would not be reasonably likely to result in material liability to the Companies.

(n) With respect to each Company Plan that is funded mostly or partially through an insurance policy, none of the Companies, their Subsidiaries, or any of their ERISA Affiliates has any material liability in the nature of retroactive rate adjustment, loss sharing arrangement or other actual or contingent material liability arising wholly or partially out of events occurring on or prior to the Closing.

(o) None of the Companies or their Subsidiaries have effectuated a “plant closing” (as defined in the Workers’ Adjustment and Retraining Notification Act (the “WARN Act”)) or a “mass lay-off” (as defined in the WARN Act), in either case affecting any site of employment or facility of the Companies or their Subsidiaries, except in compliance with the WARN Act.

Section 3.12 Labor and Employment Matters. None of the Companies or their Subsidiaries is a party to any labor, union or collective bargaining agreement or other similar agreement and no union or labor organization has been certified or recognized as the representative of any their respective employees, or to the Knowledge of the Companies, is seeking such certification or recognition or is attempting to organize any of such employees. No labor strike, slowdown, work stoppage, dispute or lockout is in effect or, to the Knowledge of the Companies, threatened. No material unfair labor practice Action is pending or, to the Knowledge of the Companies, threatened against the Companies. None of the Companies or their Subsidiaries is a party to, or otherwise bound by, any consent decree with, or citation by, any Governmental Entity relating to employees or employment practices.

Section 3.13 Taxes.

(a) Except as set forth in Section 3.13(a) of the Companies Disclosure Schedule, (i) the Companies and their Subsidiaries have accurately and timely filed (taking into account extensions) all material Tax Returns required to have been filed by them and each such Tax Return correctly and completely reflects material liability for Taxes and all other material information required to be reported thereon, (ii) all material Taxes owed by the Companies and their Subsidiaries (whether or not shown on any Tax Return) have been timely paid (or, if due between the date hereof and the Closing Date, will be duly and timely paid), (iii) the Companies have adequately provided for, in their books of account and related records, liability for unpaid Taxes required to be paid by the Companies, being current Taxes not yet due and payable, in accordance with GAAP, (iv) there are no pending, current or, to the Knowledge of the Companies, threatened in writing Actions against the Companies or their Subsidiaries for the assessment or collection of material Taxes, (v) the Companies or any of their Subsidiaries have not executed or filed with any taxing authority any agreement extending the period for assessment or collection of any material income Taxes, (vi) no amounts due are from the Companies or any of their Subsidiaries under any Tax-sharing or Tax-allocation agreement except for such amounts payable to the Companies or their Subsidiaries, and (vii) no claim in writing has been made after January 1, 2006 by an authority in a jurisdiction where any of the Companies or their Subsidiaries do not file Tax Returns that any of them is or may be subject to taxation by that jurisdiction or that any of them must file Tax Returns.

(b) The Companies and their Subsidiaries have withheld and timely paid all material Taxes required to have been withheld and paid and have complied with all material information reporting and backup withholding requirements, including maintenance of required records with respect thereto.

(c) Section 3.13(c) of the Companies Disclosure Schedule (i) lists all material federal, state, local, and foreign income Tax Returns filed with respect to any Company for taxable periods ended on or after January 1, 2003, (ii) indicates those Tax Returns that have been audited, and (iii) indicates those Tax Returns that currently are the subject of audit.

(d) The Companies have delivered to Parent or made available on the Merrill datasite complete copies of all trust agreements relating to trusts that are Stockholders or Unitholders.

(e) The Companies and their Subsidiaries do not have any material liability for the Taxes of any Person (i) as a transferee or successor, (ii) by contract, or (iii) otherwise. No subsidiary of the Company is treated as a foreign corporation for U.S. federal income Tax purposes.

(f) At all times since its formation for United States federal, state and local income tax purposes: (i) Holdings has been either an S corporation or treated as a partnership, (ii) each of PBM Mexico Holdings, Inc., PBM International Holdings, Inc., PBM Foods, Inc. and PBM Canada Holdings, Inc. have been either S corporations or qualified S corporation subsidiaries, (iii) PBM Products, LLC, PBM Covington, LLC and PBM China Holdings, LLC have been disregarded entities, (iv) Nutritionals has been treated as a partnership, (v) PBM

Products Mexico, SRL has been treated as a partnership or a disregarded entity and (vi) PBM (Guangzhou) Nutritionals Company Ltd. has been treated as a disregarded entity.

(g) Holdings is eligible to join with Parent in making the Section 338(h)(10) Election with respect to the acquisition by Parent of Holdings and its Subsidiaries.

Section 3.14 Company Contracts.

(a) Section 3.14(a) of the Companies Disclosure Schedule contains a complete and correct list of each of the following types of Contracts in effect as of the date hereof to which the Companies or any of their Subsidiaries are a party, or by which any of their respective assets or properties are bound:

(i) each Contract with the ten (10) most significant suppliers of the Companies and their Subsidiaries based on amounts invoiced for the year ended December 31, 2008;

(ii) each Contract with the ten (10) most significant customers of the Companies and their Subsidiaries, based on dollar sales volumes for the year ended December 31, 2008;

(iii) each Contract (other than purchase orders entered into in the ordinary course of business consistent with past practice) that (A) requires annual payments to or from a Company or any of their Subsidiaries of more than $300,000 and (B) is not cancelable by a Company or one of their Subsidiaries without liability on ninety (90) or less days’ notice to the other party thereto;

(iv) any guaranty, indenture, mortgage, note, loan, credit agreement, security agreement or other Contract (or group of related Contracts) under which any of the Companies or any of their Subsidiaries has created, incurred, assumed or guaranteed any Indebtedness in excess of $250,000 or otherwise placing an Encumbrance on any material property or asset of the Companies or any of their Subsidiaries;

(v) any Contract under which any of the Companies or their Subsidiaries has, directly or indirectly, made any advance, loan, extension of credit or capital contribution to, or other investment in, any Person (other than a Company or a Subsidiary of a Company), in any such case which, individually or in the aggregate, is in excess of $100,000;

(vi) any agreement for capital expenditures or the acquisition or construction of fixed assets for the benefit and use of the Companies or any of their Subsidiaries, the performance of which involves consideration in excess of $150,000 annually or $300,000 in the aggregate;

(vii) any material license or royalty agreement concerning Intellectual Property used in connection with the Business (other than for commercially available software or freelance, author and other content Contracts entered into in the ordinary course of business), whether as licensor or licensee;

(viii) any Contract involving a partnership, joint venture or the sharing of revenues, profits or expenses;

(ix) any employment, consulting, termination or severance or similar Contract requiring payments by the Companies or any of their Subsidiaries of more than $100,000 annually;

(x) any collective bargaining Contract or other Contract with any labor organization, union or association;

(xi) any agreement for the purchase or sale of real property;

(xii) any Contract for the disposition of a material portion of the assets, capital stock or other equity interest, or business of any of the Companies or any of their Subsidiaries (excluding sales of inventory in the ordinary course of business) or any Contract for the acquisition of any material portion of the assets, capital stock or other equity interest, or business of any other Person;

(xiii) any Contract between any of the Companies or their Subsidiaries on the one hand, and any Affiliate of the Companies or their Subsidiaries on the other hand;

(xiv) any Contract that restrains the Companies’ or any of their Subsidiaries’ ability to compete with or conduct any business, other than confidentiality agreements entered into in the ordinary course of business or Contracts the Companies made available on the Merrill datasite;

(xv) any Contract with a Governmental Entity; and

(xvi) any written commitment to enter into any agreement of the type described in subsections (i) through (xv) of this Section 3.14(a).

(b) The Companies have delivered to Parent or made available on the Merrill datasite complete copies of each Contract listed on Section 3.14(a) of the Companies Disclosure Schedule (collectively, the “Company Contracts”). Except as set forth in Section 3.14(b) of the Companies Disclosure Schedule, (i) each Company Contract is a valid and binding obligation of each of the Companies and their Subsidiaries that is a party thereto and, to the Knowledge of the Companies, the other parties thereto, and is in full force and effect, except as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to or affecting the rights and remedies of creditors generally and subject to general principles of equity (whether considered in a proceeding at law or in equity), (ii) the Companies and/or their Subsidiaries, as applicable, have performed in all material respects all material obligations required to be performed by them under the Company Contracts (including with respect to any promotional allowance provisions) and (iii) none of the Companies nor any of their Subsidiaries are (with or without notice or lapse of time, or both) in breach or default in any material respect thereunder, or have received any written notice of any material breach or default under any Company Contract. To the Knowledge of the Companies, no other party to any Company Contract is (with or without notice or lapse of time, or both) in material breach or default under such Contract.

Section 3.15 Intellectual Property.

(a) Section 3.15(a) of the Companies Disclosure Schedule sets forth a complete and correct list of the Intellectual Property owned by the Companies and their Subsidiaries (the “Owned Intellectual Property”), including, where applicable, all material U.S. and foreign (i) patents and patent applications, (ii) trademark registrations and applications (including Internet domain name registrations) and (iii) copyright registrations and applications with respect to such Owned Intellectual Property, and the jurisdiction and owner of each application and registration. To the Knowledge of the Companies, the foregoing applications and registrations are valid and in full force and effect and subsisting, and all registration, maintenance and renewal fees applicable to the Owned Intellectual Property that are currently due have been paid and all documents and certificates related to such items have been filed with the relevant Governmental Entity or other authorities in the applicable jurisdictions for the purposes of maintaining such items. The Companies or their Subsidiaries have good, valid and marketable title to the Owned Intellectual Property free and clear of all Encumbrances, other than Permitted Encumbrances.

(b) Section 3.15(b) of the Companies Disclosure Schedule sets forth a complete and correct list of all material Intellectual Property licensed to any of the Companies or their Subsidiaries by a third party (the “Licensed Intellectual Property” and, together with the Owned Intellectual Property, the “Company Intellectual Property”); provided, that “off-the-shelf” or shrinkwrap software need not be listed on Section 3.15(b) of the Companies Disclosure Schedule.

(c) Except for those items set forth in Section 3.15(c) of the Companies Disclosure Schedule and sales made to its customers in the ordinary course of business consistent with past practice, the Companies and their Subsidiaries do not license, sublicense, nor are any of them a party to any other Contract authorizing a third party to use, practice any rights under or grant sublicenses with respect to, any Company Intellectual Property. The Company Intellectual Property constitutes in all material respects all the Intellectual Property used in the Business as it is currently being conducted.

(d) Except as set forth in Section 3.15(d) of the Companies Disclosure Schedule:

(i) The conduct of the Business does not infringe or misappropriate any Intellectual Property of any third party in any material respect. There is, and within the last three (3) years has been, no Action alleging such infringement or misappropriation pending or, to the Knowledge of the Companies, threatened in writing against any of the Companies or their Subsidiaries, other than for any such Action arising after the date hereof which would not reasonably be expected to result in a material liability to a third party or result in material injunctive relief.

(ii) To the Knowledge of the Companies, no third party has materially infringed or misappropriated, or is materially infringing or misappropriating any Owned Intellectual Property. There is, and within the last three (3) years has been, no claim of any such infringement or misappropriation pending or threatened against any Person by any of the Companies or their Subsidiaries.

(e) The Companies take commercially reasonable measures to protect and maintain the confidentiality of the Owned Intellectual Property and the trade secrets and other confidential information of the Companies and their Subsidiaries.

Section 3.16 Real Property.

(a) Section 3.16(a) of the Companies Disclosure Schedule sets forth a list of all real property and interests in real property owned by any of the Companies or their Subsidiaries (the “Owned Real Property”), including the address and record owner of such Owned Real Property. The applicable Companies or their Subsidiaries owns good and valid fee simple title to all of the Owned Real Property, in each case free and clear of all Encumbrances, other than Permitted Encumbrances.

(b) Section 3.16(b) of the Companies Disclosure Schedule sets forth a list of all real property and interests in real property directly or indirectly leased to any of the Companies or their Subsidiaries (the “Leased Real Property” and, together with the Owned Real Property, the “Real Property”) by any third party pursuant to a lease, sublease, use and occupancy or other similar arrangement under which the Companies or their Subsidiaries are a lessee (including all amendments, extensions, supplements, letter agreements and renewals thereof and agreements related thereto, collectively, the “Company Leases”), and the address and lessee of such Leased Real Property. Copies of all Company Leases have been delivered to Parent or made available on the Merrill datasite. The applicable Companies or their Subsidiaries has a valid leasehold interest in all of the Leased Real Property, in each case free and clear of all Encumbrances, other than Permitted Encumbrances. None of the Companies nor any of their Subsidiaries are in material breach of or material default under the terms of any Company Lease and, to the Knowledge of the Companies, no event has occurred which, with notice or lapse of time or both, would constitute such a breach or default or permit termination, modification or acceleration under such Company Lease. To the Knowledge of the Companies, no other party to any Company Lease is in material breach of or default under the terms of any such Company Lease. Each Company Lease is a valid and binding obligation of the Companies or their Subsidiaries, as the case may be, and, to the Knowledge of the Companies, the other parties thereto, and is in full force and effect, except as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to or affecting the rights and remedies of creditors generally and subject to general principles of equity (whether considered in a proceeding at law or in equity).

(c) There are no material leases, subleases, licenses, occupancy agreements, options, rights, concessions or other agreements or arrangements to which any of the Companies or their Subsidiaries is a party, granting to any Person the right to use or occupy any of the Real Property, or the right to purchase any of the Owned Real Property.

(d) Except as set forth in Section 3.16(d) of the Companies Disclosure Schedule, to the Knowledge of the Companies, all of the Real Property, given its present age and use, is in reasonably good operating order, condition and repair in all material respects, subject to normal wear and tear, and is reasonably suitable for its current purposes in respect of the operation of the Business, as applicable.

(e) Except as set forth in Section 3.16(e) of the Companies Disclosure Schedule, to the Knowledge of the Companies, none of the Companies or any of their Subsidiaries has assigned (collaterally or otherwise) any Company Lease.

Section 3.17 Personal Property. Except as reflected in the Financial Statements, to the Knowledge of the Companies, the Companies have good title to, or a valid leasehold interest in, in each case, free and clear of any Encumbrances, except for the Permitted Encumbrances, all material personal property reflected in the 2009 Unaudited Financial Statements and all material personal property acquired since the date thereof.

Section 3.18 Environmental Matters.

(a) Except as set forth in Section 3.18(a) of the Companies Disclosure Schedule, each of the Companies and their Subsidiaries is, and has been, in compliance in all material respects with all applicable Environmental Laws and Environmental Permits.

(b) Each of the Companies and their Subsidiaries has not received written notice of, and, in each case, is not the subject of, any actual or, to the Knowledge of the Companies, threatened, Actions or Orders by any Person alleging material liability under or non-compliance in any material respect with any Environmental Law or Environmental Permit (an “Environmental Claim”).

(c) In each jurisdiction in which the Companies or their Subsidiaries operate, the Companies or their Subsidiaries hold all Environmental Permits required to own and operate the Business at it is currently being conducted. Each such material Environmental Permit is set forth on Section 3.18(c) of the Companies Disclosure Schedule.

(d) Except as set forth on Section 3.18(d) of the Companies Disclosure Schedule, to the Knowledge of the Companies, no Releases of Hazardous Materials have occurred at, from, in, to, on, or under any Site and no Hazardous Materials are present in, on, about or migrating to or from any Site that would reasonably be expected to give rise to material liability or a material Environmental Claim against any of the Companies or their Subsidiaries.

(e) None of the Companies or their Subsidiaries, nor, to the Knowledge of the Companies, any predecessors of any of the Companies or their Subsidiaries, nor any entity previously owned by any of the Companies or their Subsidiaries has transported or arranged for the treatment, storage, handling, disposal, or transportation of any Hazardous Material to any off-Site location which would reasonably be expected to result in a material Environmental Claim against or material liability to any of the Companies or their Subsidiaries.

(f) Except as set forth on Section 3.18(f) of the Companies Disclosure Schedule, as of the date hereof, there are no (i) underground storage tanks, active or abandoned, (ii) polychlorinated biphenyl containing equipment or (iii) asbestos material in a friable condition at any of the real properties currently owned, leased or operated by any of the Companies or their Subsidiaries.

(g) Except as set forth on Section 3.18(g) of the Companies Disclosure Schedule, none of the Companies or any of their Subsidiaries has expressly entered into an agreement to indemnify or hold harmless any Person for any material liability or obligation, arising under or relating to Environmental Laws.

(h) The Companies have delivered to Parent or made available on the Merrill datasite all material written environmental investigations, studies, audits, tests, reviews or other analyses which are in the possession and control of any of the Companies or their Subsidiaries with respect to any Site, other than with respect to routine monitoring activities undertaken in the ordinary course of business that do not identify any material liability.

(i) As of the date hereof, neither any of the Companies nor any of their Subsidiaries has entered into or is subject to, any Order or other similar agreement with any Governmental Entity under any Environmental Laws.

(j) The representations in Section 3.3 and this Section 3.18 are the Companies’ sole and exclusive representations with respect to environmental matters.

Section 3.19 Insurance. The Companies have delivered to Parent or made on the Merrill datasite copies of all existing material policies of fire, liability, title, workers’ compensation, product liability and other forms of insurance maintained by the Companies and their Subsidiaries relating to their respective business, properties, assets or employees. Except as set forth on Section 3.19 of the Companies Disclosure Schedule, there are no material disputes between the Companies or any of its Subsidiaries and any underwriters of any such policies, and there is no material claim pending under any such policy as to which coverage has been denied or disputed. To the Knowledge of the Companies, all such policies are in full force and effect, all premiums that are due and payable under all such policies have been timely paid, and, to the Knowledge of the Companies, the Companies and their Subsidiaries are otherwise in compliance in all material respects with the terms of such policies. No written notice of cancellation of any such policies has been received by any of the Companies or their Subsidiaries, nor, to the Knowledge of the Companies, is there any event or circumstance existing as of the date hereof that could reasonably be expected to lead to any such cancellation.

Section 3.20 Finders’ or Advisors’ Fees. Except as set forth in Section 3.20 of the Companies Disclosure Schedule, neither the Companies or the Companies’ Subsidiaries, nor any of their respective directors (or Persons in similar positions), officers, employees or agents has employed any broker, finder, investment banker, financial advisor or similar professional or incurred any liability for any investment banking fees, brokerage fees, commissions or finders’ fees in connection with the transactions contemplated by this Agreement.

Section 3.21 Transactions with Affiliates. Except as set forth in Section 3.21(a) of the Companies Disclosure Schedule, the Companies and their Subsidiaries are not party to any Contract with any of its officers, directors, managers or Affiliates (other than transactions whereby the Stockholders or the Unitholders have purchased equity interests in the Companies, and other than any employment and similar arrangements in the ordinary course of business consistent with past practice), including, without limitation, any Contract providing for any direct or indirect interest in the business of competitors, suppliers or customers of the Company.

Except as set forth in Section 3.21(b) of the Companies Disclosure Schedule, there are no shared assets, properties, facilities or services that are used in connection with the Business that are owned (except for those that are leased to the Companies or their Subsidiaries pursuant to an arms-length Contract), leased or held under license by any Person other than the Companies and their Subsidiaries.

Section 3.22 Inventory. The inventory of the Companies and their Subsidiaries (including materials, supplies, work in process and finished goods) is in all material respects of a quality, quantity and condition useable and saleable in the ordinary course of business consistent with past practice, subject to the allowances as calculated in a manner consistent with past practice and, in any event, consistent with the methodologies used in the 2009 Unaudited Financial Statements for damage and outdated items. As of the date hereof, the quantities of each item of inventory are not excessive and are reasonable in the present circumstances of the Companies and its Subsidiaries. Except as set forth in Section 3.22 of the Companies Disclosure Schedule and except with respect to pledges in connection with or pursuant to the Credit Facility (which will be terminated at Closing), no material amount of such inventory has been pledged as collateral or is held on a consignment basis.

Section 3.23 Foreign Corrupt Practices Act. None of the Companies or any of their Subsidiaries or, to the Knowledge of the Companies, any director, manager or officer of any of the Companies or their Subsidiaries or any agent or employee acting on behalf of any of the Companies or their Subsidiaries has, directly or indirectly, used any corporate or limited liability company funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns from corporate or limited liability company funds, violated any provision of the Foreign Corrupt Practices Act of 1977, as amended, or made any bribe, rebate, payoff, influence payment, kickback or other unlawful payment.

Section 3.24 No Other Representations. Except for the representations and warranties expressly made by the Companies in this Agreement or in any certificate or other document delivered pursuant to this Agreement, neither the Companies and their Subsidiaries, nor any other Person make any express or implied representation or warranty on behalf of or with respect to any of the Companies and their Subsidiaries, the Common Stock, the Units or the Business, and the Companies hereby disclaim any representation or warranty not contained in this Agreement or in any certificate or other document delivered pursuant to this Agreement. Without limiting the generality of the foregoing, it is understood that any cost estimates, financial or other projections or other predictions that may be contained or referred to in the Companies Disclosure Schedule or elsewhere, as well as any information, documents or other materials (including any such materials contained in any “data room” or reviewed by Parent pursuant to the Confidentiality Agreements by and among Holdings and Parent, dated December 10, 2008 and January 27, 2010, (the “Parent Confidentiality Agreements”) or management presentations that have been or shall hereafter be provided or made available to Parent or any of its Affiliates, agents or representatives are not and will not be deemed to be representations or warranties of the Company, and no representation or warranty is made as to the accuracy or completeness of any of the foregoing except as may be expressly set forth in this Agreement or in any certificate or other document delivered pursuant to this Agreement.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT

Except as set forth on the corresponding sections or subsections of the Parent Disclosure Schedule (it being understood that any exception or qualification set forth on the Parent Disclosure Schedule with respect to a particular representation or warranty shall be deemed to be an exception or qualification with respect to any other section or subsection of this Article IV to the extent that it is reasonably apparent on the face of such disclosure that such disclosure is applicable to such other section or subsection), Parent and the Merger Subs, jointly and severally, hereby represent and warrant to the Companies as follows:

Section 4.1 Corporate Authorization; Enforceability.

(a) Parent and each Merger Sub is duly organized, validly existing and, to the extent such concept is recognized, in good standing under the Laws of the jurisdiction of its incorporation or organization and each has the requisite corporate or limited liability company (as applicable) power and authority to execute and deliver this Agreement and the other Transaction Documents to which it is, or is specified to be, a party, and to perform each of their respective obligations hereunder and thereunder. The execution and delivery of this Agreement and the other Transaction Documents to which Parent and the Merger Subs are, or are specified to be, a party, and the performance by each of Parent and the Merger Subs of their respective obligations hereunder and thereunder, have been duly authorized by all necessary corporate or other action on the part of Parent and the Merger Subs, and, except (i) for the filing of the Certificates of Merger and other appropriate merger documents as required by the DGCL and the DLLCA, respectively, and (ii) no other corporate or limited liability company (as applicable) action or other action on the part of any of Parent or the Merger Subs is necessary to authorize the execution and delivery of this Agreement and the other Transaction Documents to which any of them is, or is specified to be, a party, or to perform their respective obligations hereunder or thereunder. This Agreement has been duly executed and delivered by each of Parent and the Merger Subs and (assuming due authorization, execution and delivery of this Agreement by each of the other parties hereto) constitutes, and the other Transaction Documents to which Parent and the Merger Subs are, or are specified to be, a party, when executed and delivered (assuming in each case due authorization, execution and delivery by each of the other parties thereto) will constitute, a valid and binding agreement of each of Parent and the Merger Subs enforceable against each of them in accordance with its terms, except as such enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to or affecting the rights and remedies of creditors generally and subject to general principles of equity (whether considered in a proceeding at law or in equity).

(b) The Board of Directors of Parent, has unanimously (i) determined that this Agreement and the other Transaction Documents and the transactions contemplated hereby and thereby (including the Mergers) are advisable and (ii) approved and adopted this Agreement and the other Transaction Documents and approved the transactions contemplated hereby (including the Mergers). Parent, in its capacity as the sole member of each of Holdings Merger Sub and Nutritionals Merger Sub, has consented in writing to the approval and adoption of this

Agreement and the other Transaction Documents and the approval of the transactions contemplated hereby and thereby (including the Mergers).

(c) The Board of Directors or Manager, as applicable, of each of Holdings Merger Sub and Nutritionals Merger Sub has (i) determined that this Agreement and the other Transaction Documents and the transactions contemplated hereby and thereby (including the Mergers) are advisable and in the best interests of Holdings Merger Sub and Nutritionals Merger Sub, as applicable, and each of Holdings Merger Sub’s and Nutritionals Merger Sub’s sole stockholder or member, as applicable, (ii) approved and adopted this Agreement and the other Transaction Documents and approved the transactions contemplated hereby and thereby (including the Mergers), and (iii) recommended that Parent, as sole stockholder or member, as applicable, of each Merger Sub, approve and adopt this Agreement and the other Transaction Documents and approve the transactions contemplated hereby and thereby (including the Mergers).

Section 4.2 Consents and Approvals; No Violations.

(a) The execution and delivery of this Agreement by Parent and the Merger Subs does not, and execution and delivery of the other Transaction Documents to which they are, or are specified to be, parties, will not, and the consummation by Parent and the Merger Subs of the transactions contemplated by this Agreement (including the Mergers) and the other Transaction Documents to which they are, or are specified to be, parties, and compliance by Parent and the Merger Subs with any of the provisions of this Agreement and the other Transaction Documents to which they are, or are specified to be, parties, will not (i) violate the provisions of the certificate of incorporation or bylaws of Parent or the organizational documents of the Merger Subs, (ii) conflict with, or result in any violation or breach of or default under (with or without notice or lapse of time, or both), result in the acceleration of, require any consent under, create in any party the right to accelerate, terminate, modify, or cancel, or result in the creation of any Encumbrance upon Parent, the Merger Subs, or any of their respective properties or assets under, any Contract to which Parent or any of its Subsidiaries is a party or any of their respective properties or other assets is subject, or (iii) assuming compliance with the matters referred to in Section 4.2(b) below, violate or conflict with any Law or Permit applicable to Parent, the Merger Subs or any of Parent’s Subsidiaries, other than, in the case of clauses (ii) and (iii), as would not be reasonably expected to impair or delay in any material respect the ability of Parent or the Merger Subs to consummate the transactions contemplated by this Agreement and the other Transaction Documents to which they are, or are specified to be, parties.

(b) No material filing or registration with, material notification to, or material authorization, consent or approval of any Governmental Entity is required to be obtained or made by or with respect to Parent or the Merger Subs in connection with the execution and delivery of this Agreement and the other Transaction Documents to which they are, or are specified to be, parties, by Parent and the Merger Subs or the consummation of the transactions contemplated by this Agreement and the other Transaction Documents to which they are, or are specified to be, parties, except (i) the filing of appropriate merger documents (including the Certificates of Merger) as required by the DGCL and DLLCA, as applicable, (ii) filings under the HSR Act and (iii) where the failure to make or obtain such filing, registration, notification, authorization, consent or approval would not be reasonably expected to impair or delay in any material respect the ability of Parent or the Merger Subs to consummate the transactions contemplated by this Agreement and the other Transaction Documents to which they are, or are specified to be, parties.

Section 4.3 Legal Proceedings. There are no Actions pending or, to the Knowledge of Parent, threatened challenging the validity or enforceability of this Agreement or any of the other Transaction Documents.

Section 4.4 Available Funds; Financing.

(a) Parent has available to it, or will have available to it prior to or as of the Closing, funds sufficient for Parent and the Merger Subs to make all cash payments required to be paid by Parent and the Merger Subs at Closing pursuant to Article II of this Agreement (including the repayment of the Debt Amount) and to satisfy any other payment obligations to be made by or on behalf of Parent or the Merger Subs in connection with the Closing.

(b) Parent has delivered to the Companies a true and complete fully executed copy of the Bridge Loan Commitment Letter, dated as of March 22, 2010, by and between Parent, JPMorgan Chase Bank, National Association and J. P. Morgan Securities Inc., and including all exhibits, annexes, schedules, appendixes and amendments to such letter(the “Commitment Letter”), pursuant to which, and subject to the terms and conditions thereof, JPMorgan Chase Bank, National Association (the “Lender”) has agreed to lend the amount contemplated by the Commitment Letter for the purpose of consummating the Mergers (the “Financing”). The Commitment Letter has not been amended, restated, withdrawn, terminated or otherwise modified or waived in any respect, and the commitment contained in the Commitment Letter has not been withdrawn, modified or rescinded in any respect. The Commitment Letter is in full force and effect and constitutes the legal, valid and binding obligations of, and is enforceable against, each of Parent and, to the Knowledge of Parent, the Lender and J.P. Morgan Securities Inc. (“JPMSI”) in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws now or hereafter in effect relating to or affecting the rights and remedies of creditors’ rights generally and subject to general principles of equity (whether considered in a proceeding at law or in equity). There are no conditions precedent or contingencies to the funding of the full amount of the Financing under the Commitment Letter, except those expressly set forth in the Commitment Letter.

(c) As of the date hereof, subject to (i) the representations and warranties of the Companies set forth herein being true and correct (except for such failures to be true and correct that have not had, individually or in the aggregate, a Company Material Adverse Effect), and (ii) obtaining the consents set forth in Section 6.1(c) of the Companies Disclosure Schedule, there is no reason that any of the conditions to the Commitment Letter or the funding thereunder will not be satisfied on a timely basis or that the Financing, if necessary, will not be made available to Parent as of the Closing, and no event has occurred which would constitute a breach or default (or an event which with notice or lapse of time or both would constitute a breach or default) under the Commitment Letter. Parent has fully paid any and all commitment fees or other fees required by the Commitment Letter or any related fee letter or other agreement to be paid on or before the date hereof.

Section 4.5 Solvency. Each of Parent and the Merger Subs is currently Solvent and, assuming the accuracy of the representations and warranties of the Companies and compliance by each of the Companies with their covenants and other obligations under this Agreement, will remain Solvent as of the Closing after giving effect to the transactions contemplated hereby. As used in this paragraph, the term “Solvent” means, with respect to a particular date, that on such date, (i) the sum of the assets, at a fair valuation, of Parent and the Merger Subs (on a consolidated basis) and of each of them (on a stand-alone basis) will exceed their respective debts, (ii) each of Parent and the Merger Subs (on a consolidated basis) and each of them (on a stand-alone basis) has not incurred and does not intend to incur, and does not believe that it will incur, debts beyond its ability to pay such debts as such debts mature and (iii) each of Parent and the Merger Subs (on a consolidated basis) and each them (on a stand-alone basis) has sufficient capital with which to conduct its business. For purposes of this Section 4.5 only, “debt” means any liability on a claim, and “claim” means any (A) right to payment whether or not such a right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured or (B) any right to an equitable remedy for breach of performance if such breach gives rise to a payment, whether or not such right to an equitable remedy is reduced to judgment, fixed, contingent, matured, unmatured, disputed, undisputed, secured or unsecured.

Section 4.6 Accredited Investor; Acquisition of Shares for Investment. Parent acknowledges that neither the offer nor the sale of the Common Stock or the Units has been registered under the Securities Act, or under any state or foreign securities laws. Parent qualifies as an “accredited investor” as such term is defined in Rule 501(a) of Regulation D promulgated under the Securities Act. Parent is acquiring the Common Stock and Units for its own account for investment, without a view to, or for a resale in connection with, the distribution thereof in violation of the Securities Act or any applicable state securities Laws and with no present intention of distributing or reselling any part thereof. Parent will not so distribute or resell any of the Common Stock or Units in violation of any such Law.

Section 4.7 Inspections. Parent (directly or through its Affiliates and advisors) is an informed and sophisticated purchaser, and has engaged expert advisors, experienced in the evaluation and purchase of companies such as the Companies and their Subsidiaries as contemplated hereunder. Parent (directly or through its Affiliates and advisors) has undertaken such investigation as it has deemed necessary to enable it to make an informed and intelligent decision with respect to the execution, delivery and performance of this Agreement.

Section 4.8 Finders’ or Advisors’ Fees. Neither Parent, the Merger Subs nor any of their respective directors, members, officers, managers, employees or agents has employed any broker, finder, investment banker, financial advisor or similar professional or incurred any liability for any investment banking fees, brokerage fees, commissions or finders’ fees in connection with the transactions contemplated by this Agreement, except their retention of, and their incurrence of fees and expenses payable in connection therewith to J. P. Morgan Securities Inc. for investment banking and other advisory services (which fees and expenses shall be the sole responsibility of Parent).

Section 4.9 No Other Representations. Except for the representations and warranties expressly made by Parent and the Merger Subs in this Agreement or in any certificate or other document delivered pursuant to this Agreement, neither Parent, the Merger Subs nor any other Person make any express or implied representation or warranty on behalf of or with respect to any of Parent or the Merger Subs, and Parent and the Merger Subs hereby disclaim any representation or warranty not contained in this Agreement or in any certificate or other document delivered pursuant to this Agreement. Without limiting the generality of the foregoing, it is understood that any cost estimates, financial or other projections or other predictions that may be contained or referred to in the Parent Disclosure Schedule or elsewhere, as well as any information, documents or other materials reviewed by the Companies and their Subsidiaries pursuant to the Confidentiality Agreements by and among Holdings and Parent, dated March 16, 2009 and January 27, 2010, (the “Company Confidentiality Agreements” and, together with the Parent Confidentiality Agreements, the “Confidentiality Agreements”) or management presentations that have been or shall hereafter be provided or made available to Parent or any of its Affiliates, agents or representatives are not and will not be deemed to be representations or warranties of the Company, and no representation or warranty is made as to the accuracy or completeness of any of the foregoing except as may be expressly set forth in this Agreement.

ARTICLE V

COVENANTS

Section 5.1 Conduct of the Companies’ Business. The Companies agree that, during the period from the date of this Agreement until the earlier of the Closing or the termination of this Agreement pursuant to its terms, except as (i) otherwise expressly permitted or required under or by this Agreement, (ii) set forth in Section 5.1 of the Companies Disclosure Schedule, (iii) consented to by Parent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), or (iv) required by any Law, (A) the Companies shall, and shall cause their Subsidiaries to, conduct the Business in the ordinary course in a manner consistent with past practice, in all material respects, and use their commercially reasonable efforts to (1) preserve, in all material respects, their business organizations intact, including the assets and properties of the Business and relations with customers, suppliers, distributors, licensors, creditors and lessors and others having commercial/business relationships with any of the Companies or their Subsidiaries, and (2) keep available the services of their current key employees, and (B) each of the Companies shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, do, or agree to do, any of the following:

(a) authorize, adopt or effect any change in its charter, certificate of incorporation, by-laws, limited liability company agreement or other organizational documents;

(b) make any change in its authorized or issued capital stock or other equity interests or, directly or indirectly, acquire, redeem, issue, deliver, encumber, sell or otherwise dispose of any of its capital stock or other equity interests or securities convertible into, or exercisable or exchangeable for, any of its capital stock or other equity interests (except pursuant to any Options exercised by the Optionholders or any Appreciation Rights exercised by the Appreciation Rights Holders, in each case in the ordinary course) or authorize any such action;

(c) split, combine or reclassify any of its capital stock or other equity interests or issue any other security in respect of, in lieu of or in substitution for shares of its capital stock or other equity interests;

(d) declare, set aside, make or pay any dividend or other distribution, whether payable in cash, stock, property or otherwise, in respect of its capital stock or other equity interests; provided that the Companies and their Subsidiaries shall be allowed to declare, set aside, make or pay any dividend or other distribution in an amount sufficient to satisfy Taxes payable in respect of any taxable income or capital gain that is allocated to any Unitholder or Stockholder or that is otherwise attributed to any Unitholder or Stockholder or any direct or indirect holder or beneficiary of a Unitholder or Stockholder as a result of such Person’s direct or indirect equity interest in any of the Companies (including any such amounts as determined for purposes of computing estimated Taxes), as reasonably determined by the Companies; provided, that it is understood and acknowledged that the Companies may, at or from time to time prior to the Closing, dividend or otherwise distribute all or any portion of the Cash of the Companies and its Subsidiaries, so long as such dividend or distribution is made reasonably close in time to the Closing Date such as not to materially interfere in any meaningful respect the pre-Closing operations of the Business;

(e) issue any note, bond, or other debt security or create, incur, assume, or guarantee any liabilities, obligations or Indebtedness, except (i) for borrowings under the existing Credit Facility or the Notes, or any replacement thereof, or (ii) in the ordinary course of business consistent with past practice;

(f) make any loans, advances or capital contributions to, or investments in, any Person (other than the Companies or their Subsidiaries), other than loans to the entities set forth in Section 3.14(a)(v) of the Companies Disclosure Schedule which loans shall be settled in full at or prior to the Closing, without any further liability or obligation to the Companies or their Subsidiaries;

(g) sell, transfer, lease, license, pledge or encumber or otherwise dispose of any assets that are material, individually or in the aggregate, to the Companies or any of their Subsidiaries (including by merger, consolidation, asset sale, formation of a joint venture or other business combination), except (i) pursuant to Contracts in existence as of the date of this Agreement or (ii) sales of inventory, the disposal of obsolete or surplus equipment and other sales, transfers or dispositions in the ordinary course of business consistent with past practice;

(h) renew, extend, modify, amend or terminate, or waive, release or assign any rights or claims under, any Company Contract, except renewals or extensions in the ordinary course of business consistent with past practice or as required by Law or by such Company Contract, or enter into any other Contract that, if existing on the date of this Agreement, would be a Company Contract, except agreements, commitments or Contracts made in the ordinary course of business consistent with past practice;

(i) give any consent or exercise any material option under any Company Lease or demolish or materially alter any real property that is the subject of a Company Lease;

(j) cancel, compromise or settle any material claim, or waive or release any material rights of the Companies;

(k) except as required to maintain qualification pursuant to the Code or as required by Law or by the terms of any Company Plan, adopt, enter into, amend, alter or terminate any Company Plan (including any award issued thereunder);

(l) grant or agree to grant any material increase in the wages, salary, bonus opportunities or other compensation, remuneration or benefits (including severance or termination pay) of any employee, officer, consultant, independent contractor, manager or director of any of the Companies or their Subsidiaries, or take any action that would constitute a “mass lay-off,” a “mass termination,” or a “plant closing,” or which would otherwise trigger notice requirements under any applicable Law concerning reductions in force, such as the WARN Act or any similar Law in any applicable jurisdiction, except as required by applicable Law, existing Company Plans or in the ordinary course of business consistent with past practice;

(m) acquire (by merger, consolidation, formation of a joint venture, acquisition of stock or assets or other business combination) any corporation, partnership or other business organization or division thereof, all or substantially all of the assets of a Person, business or business unit, or merge or consolidate with any Person;

(n) make any material change in any method of accounting or accounting practice policy other than as required by applicable Law or by a change in GAAP;

(o) make or change any material Tax election, change an annual accounting period, file any material amended Tax Return, enter into any material closing agreement, settle any material Tax claim or assessment, surrender any material right to claim a refund of Taxes, consent to any extension or waiver of the limitation period applicable to any material Tax claim or assessment, fail to timely file any material Tax Return or timely pay any material Tax (in each case, taking into account any valid extensions), except to the extent any such action described in this clause (o) is not reasonably expected to have an adverse effect on Parent or the Companies following the Closing;

(p) make, or commit to make, any capital expenditure that, individually, exceeds $500,000 or capital expenditures that, in the aggregate, exceed $1,000,000;

(q) adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of any of the Companies or their Subsidiaries, or enter into a letter of intent or agreement in principle with respect thereto; or

(r) authorize, agree or otherwise commit to take any of the actions prohibited by the foregoing clauses (a) through (q).

Section 5.2 Conduct of Parent’s Business. Parent agrees that, during the period from the date of this Agreement until the earlier of the Closing or the termination of this Agreement pursuant to its terms, except as (i) otherwise expressly permitted or required under or by this Agreement, (ii) between Parent and one or more of its Subsidiaries, (iii) consented to by the Companies in writing (which consent shall not be unreasonably withheld, delayed or conditioned), or (iv) required by any Law, Parent shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, do, or agree to do, any of the following:

(a) issue any note, bond, or other debt security in a significant amount or create, incur, assume, or guarantee any material indebtedness for borrowed money or material capitalized lease obligation, in each case, that would, individually or in the aggregate, reasonably be expected to impair or delay the ability of Parent to consummate the transactions contemplated hereby or to obtain or have available the proceeds of the Financing;

(b) enter into, modify, amend or terminate any Contract or acquire (by merger, consolidation or acquisition of stock or assets) any corporation, partnership or other business organization or division thereof or collection of assets constituting all or substantially all of a business or business unit, in each case that would, individually or in the aggregate, reasonably be expected to impair or delay the ability of Parent to consummate the transactions contemplated hereby or obtain or have available the proceeds of the Financing; or

(c) authorize, agree or otherwise commit to take any of the actions prohibited by the foregoing clauses (a) and (b), that, if announced or consummated prior to the Closing, would materially and adversely affect, impair or delay the ability of Parent to consummate the transactions contemplated hereby or to obtain or have available the proceeds of the Financing.

Section 5.3 Employment Matters.

(a) For a period of one (1) year following the Closing Date, the Companies shall (i) continue to employ, in substantially the same employment position and with substantially the same duties as immediately prior to the Closing Date, those persons who are employees of the Companies on the Closing Date and (A) whose principal place of employment is at the Companies’ facilities in Arkansas or Virginia (other than Manning who shall not be considered an Affected Employee for any purpose hereunder) or (B) who are set forth in Section 5.3(a) of the Companies Disclosure Schedule, including any such employees not actively at work due to injury, vacation, military duty, disability or other leave of absence (the “Affected Employees”), and (ii) provide or cause to be provided to each such Affected Employee, (A) a salary or wage level and cash bonus opportunity substantially comparable in the aggregate to the salary or wage level and cash bonus opportunity to which such Affected Employee was entitled to receive immediately prior to the Closing Date; provided, however, that the aggregate cash bonus opportunities available to the Affected Employees, as a group, during the one-year period following the Closing shall not exceed 15% of the aggregate base salaries of all of the Affected Employees (the “Bonus Opportunities Pool”) during such period (it being understood that certain Affected Employees may receive cash bonuses in excess of 15% of his or her base salary, so long as the aggregate cash bonus opportunities available to the Affected Employees, as a group, does not exceed the Bonus Opportunities Pool, unless Parent, in its sole discretion, determines to make payments in excess of the Bonus Opportunities Pool), and (B) employee benefits (excluding benefits provided pursuant to a defined benefit plan) that are substantially comparable, in the aggregate, to those provided pursuant to Company Plans as in effect on the date of this Agreement; provided, however, in the event that the employment of any Affected Employee is terminated prior to the first anniversary of the Closing Date other than (1) by the Companies for “cause” (as defined in any Company Plan set forth in Section 3.11(a) of the Companies

Disclosure Schedule applicable to such Affected Employee) or (2) voluntarily by the Affected Employee, unless such voluntary termination is due to a relocation of such Affected Employee’s principal place of employment by more than fifty (50) miles, the Companies shall provide or cause to be provided to such Affected Employee, until the first anniversary of the Closing Date, the payments and benefits set forth in subsection (ii) of this Section 5.3(a); provided, that the cash bonus opportunity available to such Affected Employee shall be prorated based on the amount of time the Affected Employee is employed by Parent during that year. Periods of employment with the Companies (including, without limitation, any current or former Affiliate of the Companies or any such predecessor, to the extent previously recognized under the Company Plans), shall be taken into account for purposes of determining, as applicable, the eligibility for participation and vesting of any Affected Employee under employee benefit plans offered by Parent or an Affiliate of Parent to Affected Employees after the Closing to the extent such periods of employment would be recognized under similar Company Plans in which such Affected Employee participated or was eligible to participate immediately prior to the Closing; provided, for the avoidance of doubt, that the foregoing shall not apply to the extent that its application would result in a duplication of benefits with respect to the same period of service. Parent shall (i) waive any limitation on medical coverage of Affected Employees due to pre-existing conditions under the applicable group health plan of Parent or an Affiliate of Parent to the extent such limitations would have been waived under a group health plan of the Companies or their Affiliates immediately prior to the Closing Date, and (ii) credit each Affected Employee with all deductible payments and co-payments paid by such employee under the group health plan of the Companies or their Affiliates prior to the Closing Date during the year in which the Closing occurs for the purpose of determining the extent to which any such employee has satisfied his or her deductible and whether he or she has reached the out-of-pocket maximum under any group health plan of Parent or an Affiliate of Parent for such year.

(b) Except for the payment obligations in Section 5.3(a), nothing contained in this Section 5.3 or elsewhere in this Agreement, express or implied, shall (i) limit the right of Parent or its Affiliates to terminate the employment or services of, or to reassign or otherwise alter the status of, any Affected Employee or contractor or consultant of the Companies and their Subsidiaries after the Closing, or to change in any manner the terms and conditions of his or her employment or other service to or engagement by the Companies and their Subsidiaries, (ii) be construed to prevent, and no action by the Companies or their Subsidiaries prior to the Closing Date shall limit the ability of, Parent or its Affiliates from terminating or modifying to any extent or in any respect any employee benefit plan that Parent or its Affiliates may establish or maintain or (iii) be construed as amending any Company Plan as in effect immediately prior to the Closing.

Section 5.4 Fees and Expenses. At the Closing, Parent shall, on behalf of the Companies and their equity holders, pay in full the Fees and Expenses in the amounts, and to the parties set forth on, the Transaction Consideration Disbursement Schedule.

Section 5.5 Publicity. Parent and the Companies agree that the initial press release with respect to the transactions contemplated by this Agreement shall be a joint press release, to be reasonably agreed upon by Parent and the Companies. Parent and the Companies further agree to communicate with each other and reasonably cooperate with each other prior to any other public disclosure of the transactions contemplated by this Agreement. Parent and the Companies agree that no public release or announcement concerning the terms of the transactions contemplated hereby shall be issued without the prior written consent of the other party (which consent shall not be unreasonably withheld, conditioned, or delayed more than twenty-four (24) hours), except as such release or announcement (including in any current report on Form 8-K, quarterly report on Form 10-Q or annual report on Form 10-K required to be filed with the SEC) may be required by Law, any Contract to which any party is subject or the rules or regulations of any United States or foreign securities exchange or other Governmental Entity, in which case the party required to make the release or announcement shall allow the other party reasonable time to comment on such release or announcement in advance of such issuance.

Section 5.6 Confidentiality. Parent and the Companies and their respective Representatives (as such term is defined in the Confidentiality Agreements) shall treat all nonpublic information provided by or obtained from the Companies (in the case of Parent) or from Parent (in the case of the Companies) in connection with this Agreement (including in connection with the access provisions of Section 5.7 hereof) and the transactions contemplated hereby as confidential in accordance with the terms of the Confidentiality Agreements to the extent such information constitutes Evaluation Material under the Confidentiality Agreements. The terms of the Confidentiality Agreements are hereby incorporated by reference and shall continue in full force and effect until the Closing, at which time such Confidentiality Agreements shall terminate. In the event of a conflict or inconsistency between the terms of this Agreement and the Confidentiality Agreements, the terms of this Agreement will govern. If this Agreement is, for any reason, terminated prior to the Closing, the Confidentiality Agreements shall continue in full force and effect, subject to Section 7.3 hereof.

Section 5.7 Access to Information. Subject to Section 5.6 hereof, prior to the Closing, the Companies shall, and shall cause their Subsidiaries and their respective officers, directors, managers, employees, auditors and other agents to, upon reasonable advance notice, afford the officers, directors, managers, employees, auditors and other agents of Parent or its Affiliates reasonable access during normal business hours, in such a manner as to not materially interfere with normal operation of the Companies and their Subsidiaries, to the officers, directors, managers, employees, properties, offices and other facilities of the Companies and their Subsidiaries and to the books and records thereof, and shall furnish Parent with all reasonably available and existing financial, operating and other data and information with respect to the Business of the Companies and their Subsidiaries as Parent, through its officers, directors, managers, employees, auditors or other agents, or as Parent’s financing sources (through a request to Parent); provided, however, that (a) the foregoing shall not require the Companies or their Subsidiaries to provide any such access or furnish any such information that in their reasonable judgment would violate any Law or violate any obligations with respect to confidentiality or, in the reasonable judgment of the Companies, compromise or constitute a waiver of any attorney-client privilege of the Companies or their Subsidiaries and (b) if any the Companies or their Subsidiaries does not provide any such access or information pursuant to the immediately preceding clause (a), the Companies shall inform Parent in writing of their determination, and the basis thereof, not to provide such access or information, including a reasonably detailed description of the nature of the information withheld.

Section 5.8 Stockholder and Unitholder Approval. Promptly following the execution of this Agreement, the Companies shall obtain, and deliver to Parent within twenty-four (24) hours following the date hereof, (a) written consents from the Stockholders representing 100% of the votes associated with the outstanding Voting Common Stock entitled to vote thereon (the “Stockholder Approval”) to approve and adopt this Agreement and the transactions contemplated hereby in accordance with the Holdings Organizational Documents and Section 228 of the Delaware General Corporation Law and (b) written consents from the Unitholders representing 100% of the votes associated with the outstanding Voting Units entitled to vote thereon (the “Unitholder Approval”) to approve and adopt this Agreement and the transactions contemplated hereby in accordance with the Nutritionals Organizational Documents and Section 18-302(d) of the DLLCA.

Section 5.9 Regulatory Filings; Reasonable Best Efforts.

(a) Upon the terms and subject to the conditions set forth in this Agreement, Parent, on the one hand, and the Companies, on the other hand, shall each use their reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with each of the other parties in doing, all things necessary, proper and advisable to consummate and make effective, as promptly as practicable, but in no event later than the Outside Date, the transactions contemplated by this Agreement in accordance with the terms of this Agreement, including using their reasonable best efforts to (i) obtain all necessary approvals under any applicable Laws required in connection with this Agreement and the transactions contemplated hereby, (ii) obtain all necessary actions or nonactions, waivers, consents, approvals and authorizations from Governmental Entities and Antitrust Authorities and the making of all necessary registrations and filings (including filings with Governmental Entities and Antitrust Authorities), (iii) obtain all necessary waivers, consents, approvals and authorizations from third parties, (iv) defend any Actions, whether judicial or administrative, challenging this Agreement or the performance of the parties’ obligations hereunder, and (v) execute and deliver any additional instruments necessary to consummate the transactions contemplated by this Agreement in accordance with the terms of this Agreement and to fully carry out the purposes of this Agreement. Without limiting the generality of the foregoing, subject to the proviso below, Parent shall:

(i) at Parent’s sole cost, as required in order to comply with any restrictions and conditions imposed or required by any Antitrust Authority with respect to Antitrust Laws in connection with granting any necessary clearance or terminating any applicable waiting period, (x) agree to sell, divest, hold separate, license, cause a third party to acquire, or otherwise dispose of, any Subsidiary, operations, divisions, businesses, product lines, customers or assets of Parent or its Subsidiaries or any of the Companies and their Subsidiaries contemporaneously with or after the Closing and regardless as to whether a third party purchaser has been identified or approved prior to the Closing (each a “Divestiture”), (y) take or commit to take such other actions that may limit Parent’s, its Subsidiaries’ or any of the Companies’ and their Subsidiaries’ freedom of action with respect to, or their ability to retain or operate, one or more of their operations, divisions, businesses, products lines, customers or assets (each a “Limitation”), and (z) enter into any order, consent decree or other agreement to effectuate any of the foregoing; and

(ii) oppose any request for, the entry of, and seek to have vacated or terminated, any order or ruling of any Antitrust Authority that could restrain, prevent or delay the Closing;

provided, however, that, notwithstanding anything to the contrary herein, Parent shall not be required to (x) agree to or make any Divestiture or Limitation if such Divestiture or Limitation would, taken individually or in the aggregate, (A) in the case of a Divestiture or Limitation affecting the Companies, their Subsidiaries or the Business, have or reasonably be expected to have, following the Effective Time, a Company Material Adverse Effect or (B) in the case of a Divestiture or Limitation affecting Parent, its Subsidiaries (other than the Companies and their Subsidiaries) or their respective businesses, result in a loss of revenues in excess of $30,000,000 based on unaudited calendar year 2009 financial statements, or (y) commence or threaten to commence or pursue any Action in a court of competent jurisdiction in connection with obtaining any clearance of any Antitrust Authority or any termination of any applicable waiting period under Antitrust Laws or otherwise.

(b) Each of Parent and the Companies undertakes and agrees to file as soon as practicable, but in no event later than ten (10) Business Days after the date of this Agreement, a Notification and Report Form under the HSR Act with the applicable Antitrust Authorities and to make as soon as practicable such filings and apply as soon as practicable for such approvals and consents as are required under any other applicable Laws. Parent and the Companies shall seek early termination of the waiting period under the HSR Act. Each of the Companies and Parent shall furnish to each other’s counsel such necessary information and reasonable assistance as the other may reasonably request in connection with its preparation of any filing or submission that may be necessary under the HSR Act.

(c) Each of Parent and the Companies shall (i) respond as promptly as practicable to all inquiries and requests received from the Antitrust Authorities in connection with Antitrust Laws or other applicable Laws and (ii) not extend any waiting period under any Antitrust Laws or enter into any agreement with an Antitrust Authority or other Governmental Entity not to consummate the transactions contemplated by this Agreement, except with the prior written consent of Parent or the Companies, as applicable. Parent shall, in consultation with the Companies, negotiate in good faith with all Antitrust Authorities and third parties in connection with a Divestiture or Limitation or any other matter referred to in Section 5.9(a) in order to consummate, as promptly as practicable, the transactions contemplated by this Agreement (and shall keep the Companies informed on a substantive and current basis of the status of such negotiations); and provided further that, without the consent of Parent, the Companies will not offer or propose any Divestiture or Limitation to any Antitrust Authorities and third parties with respect to any matter referred to in Section 5.9.

(d) In addition, each of Parent and the Companies shall, subject to applicable Law, (i) promptly notify the other party of any written communication to that party from an Antitrust Authority or any other Governmental Entity, including insurance, health or other regulatory authorities, and, permit the other party to review in advance any proposed communication to any of the foregoing, (ii) consult with the other party prior to participating in any meeting, telephone call or discussion with any Antitrust Authority or Governmental Entity in respect of any filings, investigation or inquiry concerning this Agreement or the transactions contemplated hereby and, to the extent reasonably practicable, provide the other party the opportunity to attend and participate in any such meeting, telephone call or discussion, and (iii) furnish the other party with copies of all material correspondence, filings, and written communications between them and their respective representatives on the one hand, and any

Antitrust Authority and Governmental Entity, including insurance, health or other regulatory authorities, or members of their respective staffs on the other hand, with respect to this Agreement and the transactions contemplated hereby; provided, however, that a party may designate such correspondence, filings and written communications as being provided on an outside counsel basis only.

Section 5.10 Director and Officer Liability; Indemnification.

(a) If the Closing occurs, Parent and the Companies agree that all rights to indemnification and all limitations on liability (including obligations to advance funds for expenses) now existing in favor of any officer, director or manager of the Companies and their Subsidiaries, in each case that is an individual (collectively, the “Company Indemnitees”), as provided in the applicable Company Organizational Documents shall survive the consummation of the transactions contemplated hereby and continue in full force and effect and shall not be terminated or modified in such a manner as to adversely affect any right thereunder of any Company Indemnitee to whom this Section 5.10(a) applies for a period of not less than six (6) years from the Effective Time.

(b) Parent will purchase, effective as of the Closing, a tail insurance policy to the current policy of directors’ and officers’ liability insurance maintained by the Companies, which tail policy shall be effective for a period from the Closing through and including the sixth (6th) anniversary of the Closing Date with respect to claims arising from facts or events that occurred before the Closing, and which tail policy shall contain substantially the same coverage and amounts as, and contain terms and conditions no less advantageous than, in the aggregate, the coverage currently provided by such current policy; provided, however, that in no event shall Parent be required to expend, for the entire tail policy, in excess of 250% of the last annual premium paid by the Companies for their current policy of directors’ and officers’ liability insurance; and, provided, further, that, if the premium of such insurance coverage exceeds such amount, Parent shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding such amount. In the event that any Company Indemnitee is entitled to coverage under an officers’ and directors’ liability insurance policy pursuant to this Section 5.10(b) and such policy has lapsed, terminated, been repudiated or is otherwise in breach or default as a result of a Company’s failure to maintain and fulfill its obligations pursuant to such policy as provided in this Section 5.10(b), Parent shall pay to the Company Indemnitee such amounts and provide any other coverage or benefits as the Company Indemnitee shall have received pursuant to such policy.

(c) Notwithstanding anything to the contrary contained in this Agreement, if any Action (whether based on facts, events or circumstances occurring before, at or after the Closing) is made against any Company Indemnitee on or prior to the sixth (6th) anniversary of the Closing Date, the provisions of this Section 5.10 shall continue in effect until the final disposition of such Action.

(d) In the event Parent, the Companies or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then and in each such case, proper provision shall be made so that the successors and assigns of Parent or the Companies (or their respective successors and assigns), shall assume the obligations set forth in this Section 5.10.

(e) The obligations of Parent under this Section 5.10 shall survive the Closing and shall not be terminated or modified in such a manner as to affect adversely any Company Indemnitee to whom this Section 5.10 applies without the consent of such affected Company Indemnitee, unless such termination or modification is required by Law (it being expressly agreed that the Company Indemnitees to whom this Section 5.10 applies shall be third party beneficiaries of this Section 5.10, each of whom may enforce the provisions of this Section 5.10).

Section 5.11 Financing. Parent shall use its best efforts to (a) ensure that the proceeds of the Financing are available at the Closing and (b) in the event the Financing is required by Parent in order to consummate the Mergers and/or to pay the fees and expenses incurred in connection with this Agreement and the Financing, (A) satisfy on a timely basis all conditions to the Financing applicable to Parent or any of its Affiliates to the extent within its control, (B) enter into definitive agreements with respect thereto on the terms and conditions contained in the Commitment Letter and provide to the Companies a copy thereof substantially concurrently with such execution, and (C) consummate the Financing at the Closing. Parent shall maintain the Commitment Letter in full force and effect and comply with its obligations thereunder. Parent shall give the Companies prompt notice upon becoming aware of any termination or threatened termination, in whole or in part, of the Commitment Letter and of the occurrence of any event or circumstance that would reasonably be expected to prevent Parent from satisfying one or more of the conditions that would result in the Financing, or any portion thereof, not being available to Parent at Closing. Parent shall be responsible for the payment of all fees and expenses incurred by the Company and its Subsidiaries at the request of Parent in connection with any of the financing activities undertaken in connection with the Mergers and the transactions contemplated hereby. In the event that Parent undertakes or plans to undertake a financing or financings in lieu of all or a portion of the Financing, then it shall keep the Companies reasonably informed of all such financing activities.

Section 5.12 Tax Matters.

(a) Preparation and Filing of Tax Returns.

(i) The Companies shall prepare and timely file (or cause to be prepared and timely filed), all Tax Returns required to be filed by the Companies or any of their Subsidiaries on or before the Closing Date (taking into account any valid extensions).

(ii) Parent shall (A) prepare pro-forma Tax Returns for all partnership or S corporation income Tax Return required to be filed by the Companies or any of their Subsidiaries after the Closing Date for any taxable period ending on or before the Closing Date (any such period, a “Pre-Closing Period” and such Tax Returns, “Stakeholders’ Representative Filed Tax Returns”), (B) deliver such pro-forma Stakeholders’ Representative Filed Tax Returns to the Stakeholders’ Representative at least forty-five (45) Business Days prior to the due date for filing such Tax Return (after taking into account any applicable extensions or waivers), (C) incorporate Stakeholders’ Representative’s comment on such pro-forma Stakeholders’ Representative Filed Tax Returns to the extent consistent with applicable Tax Law and past practice (other than a deviation from past practice resulting from the transactions or elections contemplated by this Agreement), and (D) provide such other assistance as may be reasonably requested by the Stakeholders’ Representative in writing in connection with the preparation of the Stakeholders’ Representative Filed Tax Returns. The Stakeholders’ Representative shall timely file (or cause to be timely filed) such Stakeholders’ Representative Filed Tax Returns. The Companies Holders shall be responsible for 50% of the third-party out-of-pocket costs incurred by Parent following the Closing in preparing the Stakeholders’ Representative Filed Tax Returns.

(iii) Parent shall prepare and timely file (or cause to be so prepared and timely filed) all Tax Returns required to be filed by the Companies or any of their Subsidiaries after the Closing Date (such as sales and use or real property Tax Returns) and timely withhold and pay all Taxes set forth on such Tax Returns, except for any Stakeholders’ Representative Filed Tax Returns (“Parent Filed Tax Returns”). Parent shall provide Stakeholders’ Representative for its review and comment a copy of any material Parent Filed Tax Return for any Pre-Closing Period or for any taxable period that begins on or before the Closing Date and ends after the Closing Date (a “Straddle Period”) at least twenty (20) Business Days prior to the due date (to the extent reasonably practicable, or, if not, as reasonably practicable prior to such due date) for filing such Tax Return (after taking into account any applicable extensions or waivers), (B) the Stakeholders’ Representative shall provide Parent with its reasonable comments to such Tax Return, if any, at least ten (10) Business Days prior to such due date (or, if the Tax Return was provided less than twenty (20) Business Days prior to such due date, as soon as reasonably practicable prior to such due date), and (C) Parent may accept or reject such comments in its sole discretion.

(b) Tax Cooperation. Stakeholders’ Representative and Parent agree to furnish or cause to be furnished to each other, upon reasonable request, as promptly as practicable, such information (including access to books and records) and assistance relating to the Companies or any of their Subsidiaries as is reasonably requested for the preparation and filing of any Tax Return described in Section 5.12(a), claim for refund, for the preparation of any audit and for the prosecution or defense of any Tax Claim.

(c) Tax Audits.

(i) After the Closing, each Party shall notify the other party in writing upon receipt of any claim for Taxes of the Companies or any of their Subsidiaries (including notice of a pending audit) by any Governmental Entity which relates to any Pre-Closing Period or Straddle Period (a “Tax Claim”).

(ii) Parent shall control the conduct of any such Tax Claim, except for Tax Claims with respect to Stakeholders’ Representative Filed Tax Returns, which shall be controlled by the Stakeholders’ Representative. The party controlling any Tax Claim shall have all rights to settle, compromise and/or concede such asserted liability and the other party shall reasonably cooperate; provided, however, that (A) the Stakeholders’ Representative, at its sole cost and expense, shall have the right to participate in any material Tax Claim controlled by Parent, and (B) Parent shall not settle, compromise and/or concede such asserted liability without the consent of the Stakeholders’ Representative, which shall not be unreasonably withheld, delayed or conditioned, in each case, to the extent such Tax Claim may (x) result in an indemnification by any of the Companies Holders pursuant to Article VIII hereby, or (y) influence Tax items that flow through to any Stockholder and/or Unitholder and (B) the Stakeholders’ Representative shall not settle, compromise and/or concede such asserted liability without the consent of Parent, which shall not be unreasonably withheld, delayed or conditioned.

(d) Transfer Taxes. The Companies Holders shall be responsible for fifty percent (50%) of any Transfer Taxes and Parent shall be responsible for and shall pay or cause to be paid the remaining fifty percent (50%) of all Transfer Taxes. Parent shall be responsible for preparing and timely filing (and the Stakeholders’ Representative shall cooperate with Parent at Parent’s expense in preparing and filing) any Tax Returns with respect to any such Transfer Taxes that Parent is required to file under applicable Law, and the Stakeholders’ Representative shall be responsible for preparing and timely filing (and Parent shall cooperate with the Stakeholders’ Representative at the Stakeholders’ Representative’s expense in preparing and filing) any such Tax Returns that the Companies Holders are required to file under applicable Law. Parent and the Stakeholders’ Representative shall each provide the other party with a true copy of each such Tax Return as filed by it and evidence of the timely filing thereof. The Person required to file such Tax Return, to the extent reasonably practical, shall provide the Stakeholders’ Representative or Parent, as the case may be, at least five (5) Business Days prior to the due date for timely filing thereof, copies of any such Tax Return.

(e) Section 338 Elections; Election Allocations.

(i) The Stakeholders’ Representative will cause each Stockholder to join with Parent in making an election under Section 338(h)(10) of the Code (and any corresponding elections under state or local Tax Law) with respect to the purchase and sale of the Common Stock (each, a “Section 338(h)(10) Election”).

(ii) At the Closing, the Stakeholders’ Representative will deliver to Parent a fully executed Internal Revenue Service Form 8023 reflecting the Section 338(h)(10) Election. Any similar form provided for under state or local Tax Law shall be provided by the Stakeholders’ Representative by the later of the Closing or ten (10) Business Days following Parent’s written request for such form. As reasonably requested from time to time by Parent or the Stakeholders’ Representative (whether before, at or after the Closing), each party shall assist (and shall cause the Stockholders or their Affiliates, as applicable, to assist) the other party in, and shall provide the necessary information to the other party, in connection with the preparation of any form or document required to effect a valid and timely Section 338(h)(10) Election, including Internal Revenue Service Form 8883, any similar form under state or local Law and any schedules or attachments thereto (collectively, “Section 338 Forms”).

(iii) Within 120 days following the Closing Date, Parent shall deliver to the Stakeholders’ Representative a schedule calculating, in reasonable detail, (A) the aggregate deemed sales price at which Holdings is deemed to have sold its assets for Tax purposes as a result of a Section 338(h)(10) Election (“ADSP”) and (B) the allocation of ADSP among the assets of Holdings, and (C) all applicable Section 338 Forms (collectively, the “Election Allocations”). The Election Allocations shall be determined in accordance with Section 338 of the Code and the applicable Treasury regulations thereunder and shall be amended to the extent required under applicable Tax law to reflect any adjustment to the Aggregate Merger Consideration. The Stakeholders’ Representative shall have 30 days following receipt of the Election Allocation or any amendment thereto during which to dispute any item contained therein. If the Stakeholders’ Representative fails to notify Parent of any such dispute within such 30-day period, the Election Allocation shall be deemed to have been accepted by the Stakeholders’ Representative. If the Stakeholders’ Representative timely notifies Parent of any such dispute, and Parent and the Stakeholders’ Representative cannot resolve any such dispute within 30 days of receipt by Parent of such notice, the parties shall jointly retain an independent, nationally recognized law or accounting firm (the “Tax Arbitrator”) to act as an arbitrator in order to resolve the dispute. The Tax Arbitrator’s determination shall be made in accordance with the terms of this Agreement and shall be final and binding on the parties and not subject to collateral attack for any reason (other than manifest error). All fees and expenses of the Tax Arbitrator shall be shared equally by each of Parent and the Stakeholders’ Representative. Except as may be required by Law, Parent and Stockholders will (1) file or cause to be filed all Tax Returns in a manner consistent with the Election Allocations and (2) not take any action inconsistent therewith. If the Election Allocation is deemed accepted by the Stakeholders’ Representative or upon resolution of any dispute with respect thereto pursuant to this Section 5.12(e), the Stakeholders’ Representative shall cause any Section 338 Forms delivered to it by Parent, which are consistent with such Election Allocation or resolution, to be duly and promptly executed by all Stockholders and shall deliver such executed Section 338 Forms to Parent.

(f) Termination of Tax Sharing Agreements. Any and all Tax allocation or sharing agreements or arrangements binding the Companies and/or any Subsidiary (other than any such agreement or arrangement solely between the Companies and any of their Subsidiaries) shall be terminated with respect to the Company and any such Subsidiary as of the day before the Closing Date and, from and after the Closing Date, no Company nor any of its Subsidiaries shall be obligated to make any payment to any Person or Taxing Authority pursuant to any such agreement or arrangement for any past or future period.

(g) Tax Treatment of Indemnification Payments. Except as otherwise required by applicable Tax Law, the parties shall treat any indemnification payment made hereunder as an adjustment to purchase price.

(h) Acquisition of Nutritionals. For Tax purposes, Unitholders will be treated as selling the Units of the Nutritionals and Parent will be treated as buying the assets of the Nutritionals. The consideration allocated to the assets of Nutritionals shall be allocated in accordance with the respective fair market values of such assets pursuant to an allocation schedule prepared by Parent after the Closing in accordance with Section 1060 of the Code and the regulations adopted thereunder (the “Asset Allocation”). Within 120 days following the Closing Date, Parent shall submit to the Stakeholders’ Representative a schedule calculating, in reasonable detail, such Asset Allocation (the “Asset Allocation Schedule”). The Asset Allocation Schedule shall be amended to the extent required under applicable Tax law to reflect any adjustment to the Aggregate Merger Consideration. Stakeholders’ Representative shall have 30 days following receipt of the Asset Allocation Schedule or any amendment thereto during which to dispute any item contained therein. If Stakeholders’ Representative fails to notify Parent of any such dispute within such 30-day period, the Asset Allocation Schedule shall be deemed to have been accepted by Stakeholders’ Representative. If Stakeholders’ Representative

timely notifies Parent of any such dispute, and Parent and Stakeholders’ Representative cannot resolve any such dispute within 30 days of receipt by Parent of such notice, the parties shall jointly retain the Tax Arbitrator to resolve the dispute. The Tax Arbitrator’s determination shall be made in accordance with the terms of this Agreement and shall be final and binding on the parties and not subject to collateral attack for any reason (other than manifest error). All fees and expenses of the Tax Arbitrator shall be shared equally by each of Parent and the Stakeholders’ Representative. Except as may be required by Law, Parent and the Unitholders will (1) file or cause to be filed all Tax Returns in a manner consistent with the Asset Allocation Schedule and (2) not take any action inconsistent therewith.

(i) Employee Benefits Items. The parties agree that (i) all Tax deductions or other Tax benefits resulting from amounts payable pursuant to this Agreement on or prior to the Closing Date, amounts treated as an adjustment to the Aggregate Merger Consideration for Tax purposes under Section 2.8 or Section 8.1(b) and distributions payable pursuant to the Escrow Agreement to Optionholders, Appreciation Rights Holders or other current or former employees shall be allocated solely to partnership and S Corporation income Tax Returns of the Companies and their Subsidiaries for Pre-Closing Periods, and (ii) neither party shall take, or permit any of its Affiliates to take, any position on any Tax Return, in connection with any Tax Claim or otherwise that is inconsistent with such allocation.

Section 5.13 Resignations. On the Closing Date, the Companies shall cause to be delivered to Parent duly signed resignations (including releases), effective as of the Closing, of such directors, managers and officers of the Companies and any of its Subsidiaries as are designated by Parent.

Section 5.14 Exclusivity. Except to the extent required by applicable Law (until such time as the Stockholder and Unitholder Approvals are received), from and after the date hereof and up to and including the date of termination of this Agreement pursuant to Article VII, the Companies shall not, and shall cause their Subsidiaries and each of their respective directors, officers, managers, employees, Affiliates and representatives (including any investment banking, legal or accounting firm retained by any of them) not to: (a) initiate, solicit or seek, directly or indirectly, any inquiries or the making or implementation of any proposal or offer (including any proposal or offer to its Stockholders or Unitholders, as the case may be, or any of them) with respect to a merger, acquisition, consolidation, recapitalization, liquidation, dissolution, equity investment or similar transaction involving, or any purchase of all or any substantial portion of the assets or any equity securities of, any of the Companies or their Subsidiaries (any such proposal or offer, a “Proposal”); (b) engage in any negotiations concerning, or provide any confidential information or data to, or have any substantive discussions with, any Person relating to a Proposal; (c) otherwise cooperate in any effort or attempt to make, implement or accept a Proposal; or (d) enter into a Contract with any Person relating to a Proposal. If any inquiry, proposal or offer related to a Proposal is received, the Companies shall notify Parent of such inquiry, offer or proposal (including the terms and conditions thereof and the identity of the Person making it) within forty-eight (48) hours of receipt thereof.

Section 5.15 Related Party and Other Arrangements. Prior to the Closing, (a) the Companies shall, and shall cause their Subsidiaries and Affiliates to, cause all Contracts set forth on Exhibit 4 to be terminated such that none of Parent nor the Surviving Entities or any of their

Subsidiaries, immediately following the Closing, shall have any further liabilities in respect of such Contracts, (b) the Companies shall cause all related party balances, including those set forth in Section 3.14(a)(v) of the Companies Disclosure Schedule, to be paid in full in cash, (c) the Companies shall transfer or terminate their auto and workers’ compensation insurance policies with respect to Beta Pro LLC, PBM Pharmaceuticals and any other company of which Manning is a controlling shareholder and which Parent is not acquiring pursuant to this Agreement, and (d) the Companies shall, through the transmittal letter to be used in connection with the distribution of funds to the Companies Holders (which transmittal letter will be reasonably acceptable to Parent) , use their reasonable best efforts to cause the Stockholders and Unitholders to release and forever discharge Parent, the Companies and their Subsidiaries (individually, a “Releasee” and collectively, “Releasees”) from any and all claims, demands, Actions, Orders, Contracts, Indebtedness, Encumbrances and liabilities whatsoever, whether or not known or suspected, at law or in equity, that such Person has, has ever had or may hereafter have against the respective Releasees arising on or before the Closing Date or on account of or arising out of any matter, cause or event occurring on or before the Closing Date; provided, however, that nothing contained herein will operate to release any obligations of Parent or the Merger Subs arising under this Agreement or the other Transaction Documents. Each Employee Loan will be paid in full by Parent by deducting from the aggregate amount payable to the employee to which the Employee Loan relates pursuant to Sections 2.3 and 2.4 the aggregate amount (including all accrued interest) outstanding with respect to the applicable Employee Loan.

Section 5.16 Employee Bonuses. Prior to the Closing, the Companies shall pay in full, or cause to be paid in full, all employee bonuses through fiscal year 2009 with respect to all employees of the Companies and their Subsidiaries.

Section 5.17 Lease Amendments/Terminations.

(a) Lease Amendments. Prior to the Closing, the Companies shall cause the Gordonsville Leases to be amended so that (i) the term of each Gordonsville Lease will expire five (5) years from the Closing Date, (ii) the tenant under each Gordonsville Lease shall have five (5) one-year renewal options to extend the term of such Gordonsville Lease by providing the landlord under such Gordonsville Lease with written notice of its intent to renew no later than 180 days prior to the expiration of the then-existing term of such Gordonsville Lease and (iii) as of the date on which Manning’s employment by the Companies terminates for any reason, the building located at 204 North Main Street in Gordonsville, VA shall, at the election of Manning, be removed as part of the leased premises from that certain Commercial Lease Agreement, dated November 1, 2001, between Gordonsville Realty Investments, Inc., as landlord, and Holdings, successor-in-interest to PBM Products, Inc., as tenant, as amended.

(b) Lease Termination. Prior to the 30th day following the date on which Manning’s employment with Parent terminates for any reason, Parent and Manning shall (i) mutually agree on which one additional building that is currently leased by the Companies or their Subsidiaries in Gordonsville, VA may be retained by Manning, and (ii) amend or terminate, as applicable, the lease relating to such property. At the Closing, the Companies and Manning shall execute a mutually agreeable bill of sale pursuant to which the Companies will transfer to Manning the furniture contained at the premises located at 204 North Main Street in Gordonsville, VA.

Section 5.18 Covington, Ohio.

(a) Sale of Covington Facility. In the event that the property located at 400 Hazel Street, Covington, Ohio is sold to a third party buyer within eighteen (18) months after the Closing Date, the Stockholders and the Unitholders, shall, collectively, be entitled to receive at the closing of such sale, an amount (the “Covington Sale Amount”) equal to fifty percent (50%) of the difference of (a) the amount of the proceeds of such sale in excess of the basis allocated to such property pursuant to Section 5.12(e), minus (b) the sum of (i) the aggregate of all expenditures by Parent following the Closing with respect to such property, plus (ii) the fair market value of any and all retained liabilities with respect to such property, plus (iii) all transactional costs incurred in connection with such closing, including but not limited to brokerage commission, applicable transfer taxes, title and survey costs and attorneys’ fees. Promptly following the closing of such sale, Parent shall pay to the Stakeholders’ Representative, by wire transfer of immediately available funds to the account designated by the Stakeholders’ Representative, an amount in cash equal to the Covington Sale Amount, which amount shall be disbursed by the Stakeholders’ Representative to the Companies Holders in proportion to the payments made to such Persons pursuant to Article II and as indicated on the Transaction Disbursement Schedule.

(b) Sale of Covington Farm Land. If, at any time during the period commencing on the Closing Date and ending on the tenth (10th) anniversary thereof, Gordonsville Realty Investments, Inc. (“Gordonsville Realty”) desires to sell, transfer or convey to a third party purchaser Lots 30 and 31 of Plat 75 (comprising 23 acres of farmland) in Covington Ohio (the “Covington Farm Land”), Gordonsville Realty shall be required, prior to commencing negotiations with any other Person, to give Parent a written notice stating its bona fide intention to sell, transfer or convey the Covington Farm Land. During the thirty (30) day period following Parent’s receipt of such notice from Gordonsville Realty, Parent and Gordonsville Realty shall negotiate in good faith to reach agreement on the price and other sale terms and conditions for the Covington Farm Land. If Parent and Gordonsville Realty do not reach agreement with respect to the sale of the Covington Farm Land during such thirty (30) day period, Gordonsville Realty may sell the Covington Farm Land to any other Person; provided, however, that if Gordonsville Realty does not sell the Covington Farm Land to another Person within the twelve (12) month period following the expiration of such thirty (30) day period, Gordonsville Realty shall again be subject to this right of first negotiation, but in no event will the term of this right of first negotiation extend beyond ten (10) years.

Section 5.19 Transitional Services. Prior to the Closing, the parties hereto shall, in good faith, negotiate a transition services agreement pursuant to which Parent shall cause the Companies to continue to provide at cost to the Companies set forth in Section 3.14(a)(v) of the Companies Disclosure Schedule of which Manning is a controlling shareholder post-Closing (i) the services, access to facilities, equipment and/or other assistance described in items 1-6 (other than the 401(k) plan, which Parent will not continue to provide to the employees of such companies post-Closing) in Section 3.21(b) of the Companies Disclosure Schedule in a manner consistent with past practice and (ii) reasonable access to the employees listed in item 7 in Section 3.21(b) of the Companies Disclosure Schedule, in each case, for a period of up to six (6) months immediately following the Closing. Such transition services agreement shall contain reasonable and customary terms and conditions (for a transition services agreement of the type entered into in the context of a transaction of the type contemplated by this Agreement, considering the type of services being provided) mutually agreed upon by the parties. In the event that the transition services agreement has not been entered into at or prior to the Closing, Parent shall cause the Companies to continue to provide at cost to such companies the services, access to facilities, equipment and/or other assistance described in items 1-6 (other than the 401(k) plan, which Parent will not continue to provide to the employees of such companies post-Closing) in Section 3.21(b) of the Companies Disclosure Schedule to the extent Parent is able to provide such transition services and reasonable access to the employees listed in item 7 in Section 3.21(b) of the Companies Disclosure Schedules, and Parent and the Stakeholders’ Representative shall continue to negotiate an appropriate transition services agreement for entry as soon as reasonably practicable following the Closing, but in no event will Parent provide such transition services for more than three (3) months following the Closing without an agreement having been executed.

Section 5.20 Financial Statements. The Companies shall use reasonable best efforts to deliver to Parent as soon as practicable after the date hereof, but in any event, on or before April 30, 2010, an audited combined balance sheet of the Companies and their Subsidiaries (and certain of their Affiliates consistent with past practice) as of December 31, 2009 and the related audited combined statements of income and cash flows for the fiscal year then ended (including any notes thereto), together with the auditor’s audit report relating thereto, (collectively, the “2009 Audited Financial Statements”). The 2009 Audited Financial Statements and any required unaudited interim financial statements shall be prepared in a manner consistent with past practice and the Companies will reasonably cooperate with Parent to permit Parent to prepare and file, in compliance with SEC reporting requirements (Rule 3-05), a current report on Form 8-K with respect to the Mergers. In addition, the Companies will reasonably cooperate with Parent to provide the information necessary for the Parent’s preparation of pro forma financial statements specified and described in Article 11 of Regulation S-X of the Exchange Act. Any third party costs or expenses incurred by the Companies at the written request of Parent in connection with the cooperation contemplated by this Section 5.20 shall be borne solely by Parent.

Section 5.21 Interest Rate SWAP Agreements. Prior to the Closing, the Companies shall terminate the SWAP Agreements.

Section 5.22 Repayment and Termination of Credit Facility. The Companies, with immediately available funds provided by Parent at or before the Effective Time in accordance with Section 2.6(c), intend to repay in full all Indebtedness under the Credit Facility and terminate the commitments and agreements evidencing the Credit Facility at or before the Closing. In connection therewith, the Companies and Parent shall take all actions reasonably required to facilitate such prepayment and termination, which actions shall include, without limitation, the following: Parent shall deposit or cause to be deposited, not later than at the Effective Time, with Wachovia Bank, National Association, as administrative agent under the Credit Facility (the “Credit Facility Agent”) all amounts specified by the Credit Facility Agent as being necessary to cash collateralize any letters of credit outstanding under the Credit Facility and to prepay the Indebtedness under the Credit Facility (including any fees, expenses, costs, commitment fees, penalties, and other amounts payable to the Credit Facility Agent or lenders identified as lenders under the Credit Facility (the “Credit Facility Lenders”) under the Credit Facility). In the event that the actual date of such repayment and termination does not occur on the date set forth in notice of prepayment delivered by the Companies under the Credit Facility (the “Anticipated Prepayment Date”), whether as a result of any delay or failure to occur of the Effective Time for any reason or for any other cause whatsoever (other than as a result of actions taken or omitted to be taken by Parent in breach of this Agreement), the Companies shall be solely responsible for any actual costs or expenses that the Companies and any of their Subsidiaries or parent companies sustain or incur as a consequence of the failure of the Companies to so repay such Indebtedness and terminate such commitments on the Anticipated Prepayment Date, including any costs and expenses charged by the Credit Facility Agent or the Credit Facility Lenders under the Credit Facility.

Section 5.23 Redemption of the Notes. The Companies, with immediately available funds provided by Parent at or before the Effective Time in accordance with Section 2.6(c), intend to redeem, on the Closing Date, all Notes pursuant to Section 4.04 of the Investment Agreement and the Consent and Waiver, dated March 18, 2010, among the Companies and the investors party to the Investment Agreement (the “Subordinated Consent”). In connection therewith, the Companies and Parent shall take all actions reasonably required to facilitate such redemption (including without limitation payment of the Amendment Fee, as defined in the Subordinated Consent). Parent shall deposit or cause to be deposited with the Companies at or before the Effective Time (which shall occur not later than 9 a.m. Eastern Time on the Closing Date) immediately available funds equal to the Redemption Price (as defined in the Investment Agreement) of the Notes (including accrued and unpaid interest on the Notes to but excluding the redemption date) plus the Amendment Fee.

Section 5.24 PBM Name.

(a) Effective as of the Closing, Parent, on behalf of itself and its Affiliates, hereby grants to Manning and its Affiliates, for a period of six (6) months after the Closing, a non-exclusive, worldwide, and royalty-free license to use the logo of the Companies containing “PBM” as it exists as of the Closing set forth on Section 3.15(a) of the Companies Disclosure Schedule (the “PBM Logo”) in connection with the business of PBM Pharmaceuticals and PBM Ventures to facilitate the transition by Manning and its Affiliates to a new logo for or containing “PBM” (and any other name and mark). As soon as reasonably practicable after the Closing, Manning and its Affiliates shall phase out use of the PBM Logo, and, except as permitted in Section 5.24(e), shall destroy (to the extent reasonably practicable) and make no further use of any materials containing the PBM Logo within six (6) months after the Closing. During the license period, Manning and its Affiliates shall use the PBM Logo at a level of quality equivalent in all material respects to that in effect for the PBM Logo as of the Closing.

(b) Parent, on behalf of itself and its Affiliates, hereby acknowledges and agrees that, effective as of the Closing and notwithstanding anything to the contrary in this Agreement, Manning and its Affiliates shall own and have the perpetual, worldwide, royalty-free right to use in any manner, and to license and otherwise exploit, the initials “PBM” in connection with any business or other purpose except (i) during the Companies Non-Competition Period (as defined in the Manning Non-Competition Agreement) and in connection with a business that directly competes with the Companies’ Business (as defined in the Manning Non-Competition Agreement) or (ii) in (A) a logo that is confusingly similar to the PBM Logo or business name that is confusingly similar to any business name of the Companies as of the Closing; or (B) an

Internet domain name that is confusingly similar to an Internet domain name of the Companies set forth on Section 3.15(a) of the Companies Disclosure Schedule (a “Permitted New PBM Logo”); provided, in determining what constitutes a logo, business name or Internet domain name confusingly similar to the PBM Logo, business name or Internet domain name of the Companies, respectively, the presence of the initials “PBM” (and generic words, including “Company”, “Inc.”, “.com”, etc.) shall not render such logo, business name or Internet domain name confusingly similar to the PBM Logo, business name or Internet domain name of the Companies, respectively. Subject to Section 5.24(c), Manning acknowledges and agrees that, as of the Closing, Parent and or its Affiliates shall be the owner of and have the right to use, license, and otherwise exploit the initials “PBM” and the PBM Logo in connection with the Companies’ Business (as defined in the Manning Non-Competition Agreement). For avoidance of doubt and without limiting the foregoing, Manning may use, and license the use of, any of the business names as identified in Section 5.24 of the Companies Disclosure Schedule in a manner that does not violate the Manning Non-Competition Agreement. Each of (i) Parent and its Affiliates, on the one hand, and (ii) Manning and its Affiliates, on the other, shall indemnify and defend the other party and its Affiliates against, and shall hold them harmless from, any and all Losses resulting from a third party claim to the extent arising out of or incurred in connection with such indemnifying party’s or its Affiliates’ use of the initials “PBM” in a business name.

(c) In the event that Parent or its Affiliates do not, for any consecutive twelve (12) month period after the Closing, make active and bona fide commercial use of the initials “PBM” in connection with the Companies’ Business (as defined in the Manning Non-Competition Agreement), Parent, on behalf of itself and its Affiliates shall, upon Manning’s written request and without any payment or any further action required by Manning, irrevocably assign and transfer all of their right, title and interest in and to the PBM Logo and the initials “PBM” to Manning and, notwithstanding any other provision of this Agreement, Manning shall thereafter have the right to use, license, or otherwise exploit the foregoing in any manner and for any purpose.

(d) Parent shall, and shall cause its Affiliates to, require any Person to whom they assign or otherwise transfer the PBM Logo and/or the initials “PBM” to agree in writing to be bound by this Section 5.24, and any such assignment or other transfer without such agreement in writing shall be void ab initio.

(e) For purposes of clarity, nothing in this Section 5.24 shall preclude any uses of the PBM Logo by Manning and its Affiliates that are required or otherwise not prohibited under applicable Law, including uses of the PBM Logo not in commerce, uses that would not cause confusion as to the origin of a good or service, and references to the PBM Logo in historical, tax, and similar records.

ARTICLE VI

CONDITIONS TO THE MERGERS

Section 6.1 Conditions to Obligations of Parent.

The obligations of Parent and each of the Merger Subs to consummate the Mergers shall be subject to the satisfaction (or waiver, in whole or in part, to the extent permitted by applicable Law, by Parent and each of the Merger Subs) on or prior to the Closing Date of each of the following conditions:

(a) Representations and Warranties and Covenants.

(i) Each of the representations and warranties of the Companies contained in Article III shall be true and correct (determined for this purpose without giving effect to any materiality or Company Material Adverse Effect qualifications contained therein) as of the Closing as though made at and as of the Closing (except to the extent such representations and warranties expressly speak as of a specific date, in which case as of such date), except for such failures to be true and correct that have not had, individually or in the aggregate, a Company Material Adverse Effect;

(ii) The Companies have in all material respects performed or complied with all agreements and covenants required by this Agreement to be performed or complied with by them on or prior to the Closing Date; and

(iii) The Companies shall have delivered to Parent a certificate of the Companies signed by an authorized officer of each of Holdings and Nutritionals, dated as of the Closing Date, that each of the conditions set forth in Sections 6.1(a)(i) and 6.1(a)(ii) have been satisfied.

(b) No Injunctions or Restraints. No Law or Order (collectively, “Restraints”) shall be in effect preventing or prohibiting the consummation of the transactions contemplated by this Agreement; provided, however, that prior to asserting this condition, Parent and the Merger Subs shall have used their reasonable best efforts to prevent the entry of any such Order.

(c) Filings; Consents; Waiting Period. The waiting period applicable to the transactions contemplated by this Agreement under the HSR Act shall have been terminated or shall have expired and the Companies shall have on or prior to the Closing Date delivered to Parent evidence reasonably acceptable in form and substance to Parent that all registrations, filings, applications, notices, consents, approvals, orders, qualifications and waivers set forth in Section 6.1(c) of the Companies Disclosure Schedule have been filed, made or obtained.

(d) Stockholder and Unitholder Approvals. The Stockholder Approval and the Unitholder Approval shall have been obtained in accordance with the DGCL and DLLCA, as applicable.

(e) Closing Deliverables. The Companies shall have made all deliveries required to be made by such parties pursuant to Section 2.7(a).

Section 6.2 Conditions to Obligations of the Companies.

The obligations of the Companies to consummate the Mergers shall be subject to reasonable satisfaction (or waiver, in whole or in part, to the extent permitted by applicable Law, by the Companies) on or prior to the Closing Date of each of the following conditions:

(a) Representations and Warranties and Covenants of Parent.

(i) Each of the representations and warranties of Parent and the Merger Subs contained in Article IV shall be true and correct (determined for this purpose without giving effect to any materiality or Parent Material Adverse Effect qualifications contained therein) as of the Closing as though made at and as of the Closing (except that to the extent such representations and warranties expressly speak as of a specific date, in which case as of such date), except for such failures to be true and correct that have not had, individually or in the aggregate, a Parent Material Adverse Effect;

(ii) Each of Parent and the Merger Subs shall have in all material respects performed or complied with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date; and

(iii) Parent shall have delivered to the Companies a certificate of Parent signed by an authorized officer of Parent, dated as of the Closing Date, that each of the conditions set forth in Sections 6.2(a)(i) and 6.2(a)(ii) have been satisfied.

(b) No Injunctions or Restraints. No Restraints shall be in effect preventing or prohibiting the consummation of the transactions contemplated by this Agreement; provided, however, that prior to asserting this condition, each of the Companies shall have used its reasonable best efforts to prevent the entry of any such Order.

(c) Filings; Consents; Waiting Period. The waiting period applicable to the transactions contemplated by this Agreement under the HSR Act shall have been terminated or shall have expired and Parent shall have delivered to the Companies on or prior to the Closing Date evidence reasonably acceptable in form and substance to the Companies that all registrations, filings, applications, notices, consents, approvals, orders, qualifications and waivers set forth in Section 6.2(c) of the Parent Disclosure Schedule have been filed, made or obtained.

(d) Stockholder and Unitholder Approvals. The Stockholder Approval and the Unitholder Approval shall have been obtained in accordance with the DGCL and DLLCA, as applicable.

(e) Transaction Consideration and Closing Deliverables. Parent shall have delivered (i) the Closing Consideration to such Persons indicated in the Transaction Consideration Disbursement Schedule in accordance with Section 2.5, Section 2.6(a) and Section 2.6(f), as applicable, (ii) the Working Capital Escrow Amount and the Indemnification Escrow Amount pursuant to Section 2.6(b), (iii) the Stakeholders’ Representative Amount pursuant to

Section 2.6(e), (iv) the Estimated Debt Amount pursuant to Section 2.6(b), and (iv) all other deliveries required to be made by Parent pursuant to Section 2.7(b).

Section 6.3 Frustration of Closing Conditions. Neither Parent, the Merger Subs nor the Companies may rely, either as a basis for not consummating the transactions contemplated by this Agreement or for terminating this Agreement and abandoning the transactions contemplated hereby, on the failure of any condition set forth in Section 6.1 or Section 6.2, as the case may be, to be satisfied if such failure was caused by such party’s breach of any provision of this Agreement.

ARTICLE VII

TERMINATION

Section 7.1 Termination of Agreement. This Agreement may be terminated, whether before or after receipt of the Stockholder or Unitholder Approval, as follows:

(a) by mutual written consent of Parent and the Companies at any time prior to the Closing Date;

(b) by the written notice of Parent or the Companies to the other parties if the Closing shall not have occurred on or prior to June 14, 2010 (the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 7.1(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement shall have been the cause of, or shall have resulted in, the failure of the Closing to occur on or prior to such date; provided, further, that the Outside Date shall be extended for six (6) months if the failure of the Closing to occur on or prior to such date is due only to the failure to receive approval of any Antitrust Authority required in order to satisfy the conditions set forth in Sections 6.1(c) and 6.2(c);

(c) by the written notice of the Companies to Parent (provided that the Companies are not then in material breach of any representation, warranty, covenant or other agreement contained herein) if Parent shall have breached or failed to perform in any material respect its representations, warranties, covenants or other agreements contained herein, which breach or failure to perform (i) would (if it occurred or was continuing as of the Closing Date) result in a failure of the conditions set forth in Sections 6.2(a)(i) and 6.2(a)(ii) to be satisfied and (ii) (A) is not cured within thirty (30) days (or by the Outside Date, if written notice is provided within thirty (30) days of the Outside Date) following written notice to Parent of such breach or failure or (B) such breach, by its nature, cannot be cured prior to the Outside Date;

(d) by the written notice of Parent to each of the Companies (provided that Parent is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if the Companies shall have breached or failed to perform in any material respect their representations, warranties, covenants or other agreements contained herein, which breach or failure to perform (i) would (if it occurred or was continuing as of the Closing Date) result in a failure of the conditions set forth in Sections 6.1(a)(i) or 6.1(a)(ii) to be satisfied and (ii) (A) is not cured within thirty (30) days (or by the Outside Date, if written notice is provided within thirty (30) days of the Outside Date) following written notice to each of the Companies of such breach or failure or (B) such breach, by its nature, cannot be cured prior to the Outside Date;

(e) by the written notice of Parent to each of the Companies if either of the Companies are in breach of any of the covenants contained in Section 5.8;

(f) by written notice of the Companies to Parent if the Closing has not occurred on or before the later of (i) the third (3rd) Business Day after all of the conditions set forth in Sections 6.1 and 6.2(b) and (c) have been satisfied or waived (other than those conditions that by their nature are to be satisfied by actions taken at the Closing), and (ii) May 17, 2010; or

(g) by the written notice of Parent or the Companies to the other parties if there shall be any Law that makes consummation of the transactions contemplated by this Agreement illegal or otherwise prohibited or if any Restraint enjoining Parent or the Companies from consummating the transactions contemplated by this Agreement is entered and such Restraint shall become final and nonappealable; provided, however, that the right to terminate this Agreement under this Section 7.1(g) is not available to a party that has not fulfilled its obligations under Section 5.9.

Section 7.2 Certain Fees and Expenses.

(a) If this Agreement is terminated by (i) Parent or the Companies pursuant to Section 7.1(b) and if at the time of such termination, the conditions set forth in Sections 6.1 and 6.2 have been satisfied or waived (other than those conditions that by their nature are to be satisfied by actions taken at the Closing) or (ii) by the Companies pursuant to Sections 7.1(c) or 7.1(f), then (x) Parent will pay the Companies an amount equal to (A) $32,000,000 plus (B) the Companies’ reasonable and documented out-of-pocket expenses incurred in connection with this Agreement and the transactions contemplated hereby on or prior to the date of such payment, not to exceed $3,000,000 (the “Termination Fee”), which fee shall be payable by wire transfer of immediately available funds to an account specified by the Companies within three (3) Business Days after receipt or delivery, as applicable, by Parent of the termination notice, and (y) the Parent Non-Competition Agreement shall remain in full force and effect, in accordance with the terms thereof.

(b) The parties hereto acknowledge and agree that the agreements contained in this Section 7.2 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the parties would not enter into this Agreement. If Parent fails to promptly pay the amount due to the Companies pursuant to Section 7.2(a), interest shall accrue on such amount from the date such payment was required to be paid pursuant to the terms of this Agreement until the date of payment at the “prime rate” as published in the Wall Street Journal, Eastern Edition on the date such payment becomes due. If, in order to obtain such payment, the Companies commence a suit and are entitled to reimbursement of costs and expenses pursuant to Section 9.16, such costs and expenses shall be payable by Parent whether or not, when aggregated with the expenses contemplated by Section 7.2(a)(x)(B), such aggregate amount would exceed $3,000,000 (and/or when aggregated with the amounts set forth in Section

7.2(a)(x)(A) and (B), such aggregate amount would exceed $35,000,000). Each of the parties further acknowledges that the payment of the amounts by Parent specified in Section 7.2(a) is not a penalty, but is liquidated damages in a reasonable amount that will compensate the Companies in the circumstances in which such fees are payable for the efforts and resources expended and the opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision. In no event shall Parent be required to pay the Termination Fee more than once.

(c) The Companies agree that the right to the payment of the Termination Fee pursuant to Section 7.2(a) shall be the sole and exclusive remedy of the Companies, its Subsidiaries, the Stockholders, the Unitholders, the Optionholders, the Appreciation Rights Holders, their respective Affiliates, officers, directors, employees or representatives against Parent, the Merger Subs or any of their respective Subsidiaries, stockholders, Affiliates, officers, directors, employees or representatives, and in no event will the Companies seek to recover any other money damages or seek any other remedy based on a Claim in law or equity with respect to, (i) any Loss suffered as a result of the failure of the Mergers to be consummated, (ii) the termination of this Agreement, (iii) any liabilities or obligations arising under this Agreement, or (iv) any Claim or Actions arising out of or relating to any breach, termination or failure of or under this Agreement. For the avoidance of doubt, the termination of this Agreement shall not limit, in any manner, the Companies’ rights pursuant to the Parent Non-Competition Agreement and the Confidentiality Agreements.

Section 7.3 Effect of Termination. In the event of termination of this Agreement by a party hereto pursuant to Section 7.1 hereof, written notice thereof shall forthwith be given by the terminating party to the other parties hereto, and this Agreement shall thereupon terminate and become void and have no effect, and the transactions contemplated hereby shall be abandoned without further action by the parties hereto, except that the provisions of Section 5.5, Section 5.6 and Article VII, and Article IX shall survive the termination of this Agreement; provided, however, that upon such termination, the provisions of the Confidentiality Agreements shall automatically be extended and remain in full force and effect without any further action by the Companies or Parent for the longer of (i) one year following such termination or (ii) the remaining term under the Confidentiality Agreements. For the avoidance of doubt, the termination of this Agreement shall not limit, in any manner, any of the Companies’ rights pursuant to the Parent Non-Competition Agreement. In the event of the termination of this Agreement by Parent pursuant to Section 7.1(e), the Companies shall pay to Parent within two (2) Business Days of such termination, by wire transfer of immediately available funds, an amount equal to Parent’s, the Merger Subs’ and their Affiliates’ out-of-pocket expenses (including all fees, commitment fees and expenses of counsel, accountants, commercial and investment bankers, lenders, experts and consultants) incurred in connection with the authorization, preparation, negotiation, execution and performance of this Agreement and the other Transaction Documents and all other matters related to the consummation of the transactions contemplated hereby and thereby.

ARTICLE VIII

INDEMNIFICATION

Section 8.1 Indemnification.

(a) If the Closing occurs, the Companies Holders shall (which, with respect to the indemnification matters in Sections 8.1(a)(i) and 8.1(a)(ii), shall be limited to amounts held and remaining in escrow as described in Section 8.2(a)), subject to the limitations set forth in this Article VIII and Section 9.4, severally and not jointly, indemnify and defend Parent and its Affiliates (including following the Closing, the Companies and their Subsidiaries) and their respective managers, officers, directors, employees, agents, successors and assigns (the “Parent Indemnified Parties”) against, and shall hold them harmless from, any and all Losses resulting from, arising out of, or incurred in connection with (or with regard to the indemnified items set forth in 8.1(a)(iv) and 8.1(a)(v) below, payments made with respect to):

(i) any breach of, or inaccuracy in, any of the representations or warranties of the Companies contained in Article III of this Agreement or in any certificate delivered pursuant to this Agreement;

(ii) the breach of any covenant, undertaking, agreement or other obligation of the Companies contained in this Agreement;

(iii) the matters set forth in Section 8.1(a)(iii) of the Companies Disclosure Schedule and all claims, counterclaims, appeals or similar matters relating thereto regardless of whether the expense is incurred or accrued before or after the Closing (the “Specified Litigation Matters”);

(iv) the obligations relating to the payment of the Arla Earnout Indemnity Amount regardless of whether the expense is incurred or accrued before or after the Closing;

(v) the Companies Holders’ portion of (A) the cost incurred by Parent in preparing the Stakeholders’ Representative Filed Tax Returns and (B) the Transfer Taxes; or

(vi) any transaction bonus payments paid to employees of the Companies pursuant to Section 2.6(f) resulting in any liability pursuant to Section 280G(b)(1) of the Code.

(b) If the Closing occurs, Parent and the Merger Subs (the “Parent Indemnifying Parties”) shall, subject to the limitations set forth in this Article VIII and Section 9.4, jointly and severally indemnify and defend the Companies Holders and their respective managers, officers, directors, employees, agents, successors and assigns (the “Equityholder Indemnified Parties”) against, and shall hold them harmless from, any and all Losses resulting from, arising out of, or incurred in connection with any breach of, or inaccuracy in, any of the representations or warranties of Parent or the Merger Subs contained in Article IV of this Agreement or in any certificate delivered pursuant to this Agreement.

Section 8.2 Limitations on Indemnification.

(a) Escrow as Sole and Exclusive Remedy. Subject to the further limitations set forth in this Article VIII, (i) the right of the Parent Indemnified Parties to recover for any indemnifiable Losses pursuant to Sections 8.1(a)(i) and 8.1(a)(ii) (and, for the avoidance of doubt, recovery for costs and expenses pursuant to Section 9.16) shall be limited solely and exclusively to the Indemnification Escrow Amount held in a sub-account pursuant to the Escrow Agreement (such amount, including all income accrued thereon, if any, pursuant to the terms of the Escrow Agreement, collectively, the “Indemnification Escrow Funds”) to the extent then held in such sub-account, and (ii) in no event shall any Companies Holder be personally liable for any payment or be required to provide indemnification under Sections 8.1(a)(i) and 8.1(a)(ii) to the Parent Indemnified Parties other than to the extent of such Companies Holder’s Pro Rata Portion of the Indemnification Escrow Amount to the extent then held in such sub-account.

(b) Basket Amount. None of the Parent Indemnified Parties nor the Equityholder Indemnified Parties (as applicable, an “Indemnified Party”) shall be entitled to indemnification for any Losses under Sections 8.1(a)(i) or (ii) or Section 8.1(b), as applicable, unless and until the aggregate amount of Losses suffered, sustained or incurred by all of the Parent Indemnified Parties, collectively, under Sections 8.1(a)(i) and (ii) or all of the Equityholder Indemnified Parties, collectively, under Section 8.1(b), as applicable, that would otherwise be indemnifiable exceeds $8,080,000 (the “Basket Amount”), in which case the obligations to provide indemnification to the applicable Indemnified Party shall only apply to amounts in excess of the Basket Amount.

(c) Cap Amount. The maximum aggregate liability of the Companies Holders or Parent Indemnifying Parties (as applicable, the “Indemnifying Parties”) to any Parent Indemnified Party or Equityholder Indemnified Party, as applicable, for any Losses under Sections 8.1(a)(i), 8.1(a)(ii) or 8.1(b), as applicable, shall not exceed $80,800,000 (the “Cap Amount”); provided that, with respect to the indemnification obligations of the Companies Holders under this Agreement (other than for Indemnifiable Losses under Sections 8.1(a)(iii), 8.1(a)(iv), 8.1(a)(v) or 8.1(a)(vi)), the ability of the Parent Indemnified Parties to recover for any indemnifiable Losses shall be limited solely to the Indemnification Escrow Funds to the extent then held in the Indemnification Escrow Funds sub-account (which at any time may contain an amount more or less than the Cap Amount); therefore, to the extent that the amount of the Indemnification Escrow Funds is at any time, or from time to time, less than the Cap Amount (whether or not giving effect to any portion of the Indemnification Escrow Funds that may have been released pursuant to the Escrow Agreement to the Parent Indemnified Parties in respect of an indemnifiable claim), there shall in no event be any obligation whatsoever for any Companies Holder or any other Person to contribute proceeds to the Escrow Account or otherwise increase the amount of Indemnification Escrow Funds at any given time except as set forth in the Escrow Agreement.

(d) Additional Limitations.

(i) The amount of any Losses incurred by any Indemnified Parties shall be reduced by the amount recovered by such Indemnified Parties (after deducting all attorneys’ fees, expenses and other costs of recovery) from any insurer (less the amount of any increases in premiums relating to the applicable insurance coverage as a result of such recovery) or other Person then liable for such Losses.

(ii) Any entitlement of any Indemnified Party to make a claim for indemnification under this Agreement shall be determined without duplication of recovery by reason of the state of facts giving rise to such claim constituting a breach of more than one representation, warranty, covenant or agreement.

(iii) The Parent Indemnified Parties shall not be entitled to indemnification for any Losses hereunder to the extent such item or matter was included in the calculation of the Final Net Working Capital Amount, the Final Closing Debt Amount or the Final Closing Cash Amount.

(iv) The amount of any Losses sustained by any Indemnified Parties shall be reduced by the amount of any Tax Benefit actually realized with respect to such Losses, which shall be paid by Parent to the Stakeholders’ Representative within ten (10) Business Days following the filing date of any Tax Return (including any adjustment thereto or an amended Tax Return) that reflects such Tax Benefit. A “Tax Benefit” shall mean, with respect to any person, the Tax savings, net of any Tax detriment, attributable to any deduction, expense, loss, credit or refund to such Person as a result of such Losses.

(v) The Indemnified Parties shall use commercially reasonable efforts to collect any amounts available under insurance coverage, or from any other Person known to the applicable Indemnified Party to be liable for his, her or its Losses.

(vi) The Indemnified Parties shall use commercially reasonable efforts to mitigate Losses in accordance with the common law.

(e) For purposes only of measuring Losses incurred with respect to a breach of any representation or warranty (other than Section 3.14(a)) contained in this Agreement or in any certificate delivered pursuant to this Agreement, but not for purposes of determining whether any such breach has in fact occurred, each such representation or warranty shall be read without reference to “materiality,” “Company Material Adverse Effect” or “Parent Material Adverse Effect” (it being understood that the foregoing read out of such qualifiers does not apply in determining whether any representation or warranty has been breached).

Section 8.3 Claim Procedure.

(a) Non-Third Party Claims. If a claim for Losses (a “Claim”) is to be made by any Indemnified Party pursuant to Section 8.1, such Indemnified Party shall give written notice (a “Claim Notice”) to the Stakeholders’ Representative if the Claim Notice is being given by a Parent Indemnified Party and to Parent if the Claim Notice is being given by an Equityholder Indemnified Party, in each case, reasonably promptly after such Indemnified Party becomes aware of any fact, condition or event giving rise to Losses for which indemnification may be sought under Section 8.1, which Claim Notice shall specify in reasonable detail, to the extent known at such time, the amount of the Claim, the date (if any) such item was incurred or suffered and the basis for indemnification under this Article VIII. The failure of any Indemnified Party to give timely notice hereunder shall not affect such Indemnified Party’s rights to indemnification hereunder, except to the extent the applicable Indemnifying Parties are actually and materially prejudiced by such delay or failure. If the applicable Indemnifying Parties notify the Indemnified Party in writing that they do not dispute the claim described in such Claim Notice or fail to notify the Indemnified Party in writing within thirty (30) days following receipt of the Claim Notice that they dispute the Claim described in such Claim Notice, the Losses identified in the Claim Notice will be conclusively deemed a liability of the Indemnifying Party under Sections 8.1(a) or (b), as applicable, and, in the case of a Claim Notice delivered by the Parent Indemnified Parties, the Parent shall be entitled to instruct the Escrow Agent to release to the Parent Indemnified Parties the amount of such Losses pursuant to the terms of the Escrow Agreement. If the applicable Indemnifying Parties have timely disputed their liability with respect to such Claim or the estimated amount of such Losses pursuant to this Section 8.3, the parties shall attempt in good faith to resolve such dispute; provided that if such dispute has not been resolved within fifteen (15) days after receipt by the applicable Indemnified Party of notice of such dispute, then the Indemnifying Party and the Indemnified Party may seek legal redress in accordance with Article IX. Notwithstanding anything to the contrary contained herein, this Section 8.3(a) shall not apply with regard to the Specified Litigation Matters or reimbursement of an amount paid with respect to Section 8.1(a)(iv) or 8.1(a)(v).

(b) Third Party Claims. If any Indemnified Party receives notice of the assertion of any Claim or the commencement of any Action by a third party with respect to a matter subject to indemnity hereunder, notice thereof (a “Third Party Notice”) shall promptly be given to the Stakeholders’ Representative if the Third Party Notice is being given by a Parent Indemnified Party and to Parent if the Third Party Notice is being given by an Equityholder Indemnified Party, which Third Party Notice shall specify in reasonable detail, to the extent known, the amount of the Claim, the date (if any) such item was incurred or suffered and the basis for indemnification under this Article VIII, and will include copies of all notices and documents (including court papers) served on or received by the Indemnified Party in connection with such Claim. The failure of any Indemnified Party to give timely notice hereunder shall not affect such Indemnified Party’s rights to indemnification hereunder, except to the extent such delay or failure actually and materially prejudices the Indemnifying Parties’ ability to defend such Claim or Action. After receipt of a Third Party Notice, the Indemnifying Parties shall have the right, but not the obligation, by providing written notice to the Indemnified Party acknowledging their obligation to indemnify the Indemnified Party pursuant to Section 8.1, to (i) take control of the defense and investigation of such Claim or Action, (ii) employ and engage attorneys of his own choice (subject to the approval of the Indemnified Party, such approval not to be unreasonably withheld, conditioned or delayed) to handle and defend the same, at the Indemnifying Parties’ sole cost and expense, and (iii) compromise or settle such claim, which compromise or settlement shall be made only with the written consent of the Indemnified Party, such consent not to be unreasonably withheld, conditioned or delayed; provided, that such consent will not be required (other than with respect to an item relating to Taxes) if such settlement includes an unconditional release of the Indemnified Party and otherwise provides solely for payment of monetary damages for which the Indemnified Party will be indemnified in full. The Indemnified Party shall, at the expense of the Indemnifying Parties, cooperate in all reasonable respects with the Indemnifying Parties and their attorneys in the investigation, trial and defense of such Claim or Action and any appeal arising therefrom, including, if reasonably appropriate in the opinion of the Indemnifying Party’s counsel, and related to the Third Party Claim in question, in making at the sole cost and expense of the Indemnifying Party any counterclaim against the third party claimant, or any cross complaint against any Person. The Indemnified Party may, at its own sole cost and expense, monitor and further participate in (but not control) the investigation, trial and defense of such Claim or Action and any appeal arising therefrom; provided, however, that if the Indemnifying Parties elect not to assume such defense and investigation or do not acknowledge in writing within a reasonable period (in light of the circumstances), not to exceed thirty (30) days, after receipt of the Third Party Notice (or such earlier date, if the failure to assume the defense on such earlier date would materially impair the ability of such Indemnified Party to defend such claim) their obligation to indemnify the Indemnified Party against any Losses arising from such Action, the Indemnified Party may (upon delivering notice to such effect to the Indemnifying Parties) retain separate counsel and defend such Claim or Action (all at the cost and expense of the Indemnifying Parties); provided that the Indemnifying Parties shall have the right to participate therein at their own sole cost and expense. Notwithstanding the Indemnifying Parties’ election to assume the defense of such Claim or Action or anything to the contrary herein, the Indemnified Party shall have, upon giving prior written notice to the Indemnifying Parties, the right to employ separate counsel and to participate in the defense of such Action, and the Indemnifying Parties shall bear the reasonable fees, costs and expenses of such separate counsel for the Indemnified Party in each jurisdiction if, but only if, the Indemnified Party shall have reasonably concluded in good faith that (x) an actual or potential conflict of interest (including one or more legal defenses or counterclaims available to it or to other Indemnified Parties which are different from or additional to those available to the Indemnifying Parties) makes it inappropriate in the reasonable judgment of the Indemnified Party (upon and in conformity with the advice of counsel) for the same counsel to represent both the Indemnified Party and the Indemnifying Parties or (y) the claim seeks nonmonetary relief which, if granted, could materially and adversely affect the Indemnified Party or its Affiliates. Notwithstanding anything herein to the contrary, whether or not the Indemnifying Party shall have assumed the defense of a Third Party Claim, the Indemnified Party shall not settle or compromise any Third Party Claim for which it seeks indemnification hereunder without the prior written consent of the Indemnifying Party, which consent shall not be unreasonably withheld, conditioned or delayed. Notwithstanding anything to the contrary contained herein, this Section 8.3(b) shall not apply with regard to the Specified Litigation Matters or reimbursement of an amount paid with respect to Section 8.1(a)(iv) or 8.1(a)(v).

(c) Specified Litigation Matters; Arla Earnout Indemnity Amount; Tax-Related Payments.

(i) If, at any time from and after the Closing, a Claim is to be made by any Parent Indemnified Party pursuant to Section 8.1(a)(iii), or reimbursement of an amount paid is sought with respect to Section 8.1(a)(v), such Parent Indemnified Party shall provide a Claim Notice or evidence of payment, as the case may be, to the Stakeholders’ Representative reasonably promptly after such Parent Indemnified Party becomes aware of any fact, condition or event giving rise to Losses or reimbursement obligations for which indemnification may be sought under Section 8.1(a)(iii) or 8.1(a)(v), which Claim Notice or payment request shall be accompanied by evidence of the amount of such Losses in form reasonably acceptable to the Stakeholders’ Representative. The failure of any Parent Indemnified Party to give timely notice hereunder shall not affect such Parent Indemnified Party’s rights to indemnification hereunder, except to the extent the Companies Holders are actually and materially prejudiced by such delay or failure. Upon receipt of the Claim Notice or payment request by the Stakeholders’

Representative, the Stakeholders’ Representative shall promptly pay to the Parent Indemnified Party on behalf of the Companies Holders, the amount of such Losses.

(ii) During the period commencing immediately following the Closing and ending thirty (30) days after the fifth anniversary of the date of this Agreement, Parent shall invoice the Stakeholders’ Representative, on a quarterly basis, for reimbursement of any amounts paid with respect to Section 8.1(a)(iv). Upon receipt by the Stakeholders’ Representative of any such quarterly invoice, each of which shall be accompanied by evidence of the amount or amounts paid with respect to Section 8.1(a)(iv) in a form reasonably acceptable to the Stakeholders’ Representative, the Stakeholders’ Representative shall pay to the Parent Indemnified Party on behalf of the Companies Holders, the amount or amounts specified in such quarterly invoice within forty-five (45) days of receipt of such invoice.

(iii) The Stakeholders’ Representative shall have the right to control the defense, investigation or prosecution of the Specified Litigation Matters and may employ and engage attorneys of its own choice to handle the same. To the extent that the Companies or Parent incur any expenses with respect to the Specified Litigation Matters, the Stakeholders’ Representative shall promptly reimburse the Companies for such expenses. The Stakeholders’ Representative shall consult with Parent periodically regarding the status of the Specified Litigation Matters and shall respond to reasonable requests by Parent for information regarding the Specified Litigation Matters as promptly as reasonably practicable. The Stakeholders’ Representative shall not compromise or settle any Claim relating to a Specified Litigation Matter without the prior written consent of Parent, which shall not be unreasonably withheld, conditioned or delayed. Parent shall, at the expense of the Companies Holders, cooperate in all reasonable respects with the Stakeholders’ Representative and its attorneys in the investigation, trial and defense or prosecution of any Specified Litigation Matter. Without limiting the foregoing, Parent shall, and shall cause the Companies, to provide all reasonable cooperation in the administration and settlement of any such claims (including assisting with any insurance recoveries).

(iv) Any proceeds (net of any amounts due to any Parent Indemnified Party under this Section 8.3(c)) of any amounts actually recovered by the Stakeholders’ Representative in connection with a Specified Litigation Matter shall be paid promptly to the Stakeholders’ Representative but in any event no later than ten (10) Business Days after receipt of such proceeds. The Stakeholders’ Representative shall disburse such amount (net of any costs and expenses incurred by the Stakeholders’ Representative in connection with any Specified Litigation Matter and not otherwise theretofor reimbursed) to the Companies Holders in proportion to the payments made to such Persons pursuant to Article II and as indicated on the Transaction Disbursement Schedule.

Section 8.4 Indemnification Payments; Release of Indemnification Escrowed Funds.

(a) Any payment under this Article VIII shall be treated as an adjustment to the Aggregate Merger Consideration for Tax purposes and shall (i) in the case of payments made to an Equityholder Indemnified Party, be made by wire transfer of immediately available funds to such account or accounts as the Stakeholders’ Representative shall designate to the Parent Indemnifying Parties in writing, (ii) in the case of payments made to the Parent Indemnified Parties with respect to Claims under Sections 8.1(a)(i), (ii) or (vi), be made pursuant to the Escrow Agreement by release of Indemnification Escrow Funds by the Escrow Agent to such account or accounts as the Parent Indemnified Parties shall designate to the Stakeholders’ Representative and the Escrow Agent in writing in accordance with the terms of the Escrow Agreement and (iii) in the case of payments made to the Parent Indemnified Parties with respect to Claims under Section 8.1(a)(iii) or reimbursement of an amount paid with respect to Sections 8.1(a)(iv) or 8.1(a)(v), be made by wire transfer of immediately available funds to such account or accounts as the Parent Indemnified Party shall designate to the Stakeholders’ Representative in writing.

(b) Upon the eighteen (18) month anniversary of the date of this Agreement (the “Indemnification Escrow Release Date”), all the Indemnification Escrowed Funds held by the Escrow Agent which have not prior to the Indemnification Escrow Release Date been released to the Parent Indemnified Parties or the Stakeholders’ Representative in satisfaction of the applicable indemnification obligations of the Companies Holders hereunder shall be released to the Companies Holders in accordance with the Escrow Agreement; provided that if any Claims (for which a Claim Notice has in good faith been timely and properly delivered in accordance with this Article VIII (other than with respect to Section 8.1(a)(iii), Section 8.1(a)(iv) or Section 8.1(a)(v) and Section 9.4) are pending and have not been finally resolved prior to the Indemnification Escrow Release Date, an amount of the Indemnification Escrowed Funds equal to the lesser of (i) the amount of the Indemnification Escrowed Funds then held in trust by the Escrow Agent and (ii) the dollar amount of all pending and unresolved Claims as of the Indemnification Escrow Release Date, shall remain in the Indemnification Escrow Funds sub-account in accordance with the terms of the Escrow Agreement and shall be released to the Companies Holders at such time as such Claims are finally resolved pursuant to the terms of the Escrow Agreement.

Section 8.5 Exclusive Remedy. The parties acknowledge and agree that, should the Closing occur, (i) the indemnification obligations of the Companies Holders under Section 8.1(a) and the remedies set forth herein shall constitute the sole and exclusive remedies of the Parent Indemnified Parties for any breach of or inaccuracy in any representation or warranty of the Companies set forth in this Agreement, and any breach, non-fulfillment or default in the performance of any covenant or agreement of the Companies set forth in this Agreement or any certificate delivered hereunder, other than any covenant required by this Agreement to be performed or complied with after the Closing Date, and (ii) the indemnification obligations of the Parent Indemnifying Parties under Section 8.1(b) and the remedies set forth herein shall constitute the sole and exclusive remedies of the Equityholder Indemnified Parties for any breach of or inaccuracy in any representation or warranty of Parent set forth in this Agreement, and any breach, non-fulfillment or default in the performance of any covenant or agreement of the Parent set forth in this Agreement or any certificate delivered hereunder, other than any covenant required by this Agreement to be performed or complied with after the Closing Date.

Notwithstanding anything to the contrary contained in this Agreement, in no event shall the limitations set forth in this Article VIII apply to Losses resulting from fraud.

ARTICLE IX

MISCELLANEOUS

Section 9.1 Assignment; Binding Effect. This Agreement and the rights hereunder are not assignable unless such assignment is consented to in writing by Parent, the Companies and the Stakeholders’ Representative. Subject to the preceding sentence, this Agreement and all the provisions hereof shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

Section 9.2 Choice of Law. THIS AGREEMENT SHALL BE GOVERNED BY AND INTERPRETED AND ENFORCED IN ACCORDANCE WITH THE SUBSTANTIVE LAWS OF THE STATE OF DELAWARE, WITHOUT GIVING EFFECT TO THE CONFLICTS OF LAW PRINCIPLES THEREOF.

Section 9.3 Consent to Jurisdiction and Service of Process. ALL JUDICIAL PROCEEDINGS BROUGHT AGAINST THE PARTIES ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR ANY OBLIGATIONS HEREUNDER, SHALL BE BROUGHT IN THE DELAWARE COURT OF CHANCERY AND ANY STATE APPELLATE COURT THEREFROM WITHIN THE STATE OF DELAWARE (OR, ONLY IF THE DELAWARE COURT OF CHANCERY DECLINES TO ACCEPT JURISDICTION OVER A PARTICULAR MATTER, ANY STATE OR FEDERAL COURT WITHIN THE STATE OF DELAWARE). BY EXECUTING AND DELIVERING THIS AGREEMENT, THE PARTIES IRREVOCABLY (I) ACCEPT GENERALLY AND UNCONDITIONALLY THE EXCLUSIVE JURISDICTION AND VENUE OF THESE COURTS; (II) WAIVE ANY OBJECTIONS WHICH SUCH PARTY MAY NOW OR HEREAFTER HAVE TO THE LAYING OF VENUE OF ANY OF THE AFORESAID ACTIONS OR PROCEEDINGS ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT BROUGHT IN THE COURTS REFERRED TO IN CLAUSE (I) ABOVE AND HEREBY FURTHER IRREVOCABLY WAIVE AND AGREE NOT TO PLEAD OR CLAIM IN ANY SUCH COURT THAT SUCH ACTION OR PROCEEDING BROUGHT IN ANY SUCH COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM; (III) AGREE THAT SERVICE OF ALL PROCESS IN ANY SUCH PROCEEDING IN ANY SUCH COURT MAY BE MADE BY REGISTERED OR CERTIFIED MAIL, RETURN RECEIPT REQUESTED, TO SUCH PARTY AT THEIR RESPECTIVE ADDRESSES PROVIDED IN ACCORDANCE WITH SECTION 9.5; AND (IV) AGREE THAT SERVICE AS PROVIDED IN CLAUSE (III) ABOVE IS SUFFICIENT TO CONFER PERSONAL JURISDICTION OVER SUCH PARTY IN ANY SUCH PROCEEDING IN ANY SUCH COURT, AND OTHERWISE CONSTITUTES EFFECTIVE AND BINDING SERVICE IN EVERY RESPECT. THE PARTIES HERETO IRREVOCABLY WAIVE, AND AGREE TO CAUSE THEIR SUBSIDIARIES TO WAIVE, THE RIGHT TO TRIAL BY JURY IN ANY ACTION TO ENFORCE OR INTERPRET THE PROVISIONS OF THIS AGREEMENT.

Section 9.4 Survival. All representations and warranties contained in this Agreement shall survive the Closing for a period of twelve (12) months from the Closing, except that the representations and warranties contained in Section 3.1 (Organization and Qualification), Section 3.2 (Authorization; Enforceability), Section 3.4 (Capital Structure), Section 3.5 (Company Subsidiaries), Section 3.10(b)-(g) (Compliance with Laws), Section 3.11 (Employee Benefit Plans), Section 3.13 (Taxes), Section 3.15 (Intellectual Property), Section 3.18 (Environmental Matters), Section 3.20 (Finders’ or Advisors’ Fees), Section 4.1 (Corporate Authorization; Enforceability) and Section 4.8 (Finders’ or Advisors’ Fees) shall survive the Closing for a period of eighteen (18) months from the Closing; provided, that in the event a Claim Notice or a Third Party Notice under Section 8.3 is timely and properly delivered within such 12-month or 18-month period, as applicable, the representation or warranty that is the subject of such indemnification claim (whether or not formal legal action shall have been commenced based upon such claim) shall survive with respect to such claim until such claim is finally resolved. All covenants and agreements contained herein which by their terms contemplate actions or impose obligations following the Closing shall survive the Closing and remain in full force and effect in accordance with their respective terms. To the extent that any covenants and agreements contained herein contemplate performance prior to Closing, such covenants and agreements shall survive the Closing for a period of twelve (12) months from the Closing at which point they shall terminate and any and all claims and causes of action for indemnification under Article VIII arising out of any breach thereof must be made within such 12-month period; provided, that in the event a Claim Notice or a Third Party Notice under Section 8.3 is timely and properly delivered within such 12-month period, the covenant that is the subject of such indemnification claim (whether or not formal legal action shall have been commenced based upon such claim) shall survive with respect to such claim until such claim is finally resolved.

Section 9.5 Notices. All notices, requests, demands, waivers and other communications required or permitted to be given under this Agreement to any party hereunder shall be in writing and deemed given upon (a) personal delivery, (b) transmitter’s confirmation of a receipt of a facsimile transmission, (c) confirmed delivery by a standard overnight carrier of national reputation or when delivered by hand or (d) when mailed in the United States by certified or registered mail, postage prepaid, addressed at the following addresses (or at such other address for a party as shall be specified by notice given hereunder):

If to Parent, to:

Perrigo Company

515 Eastern Avenue

Allegan, MI 49010

Attn: Todd W. Kingma

Fax:   (269) 673-1386

With copies to (which shall not constitute receipt of notice hereunder):

Morgan, Lewis & Bockius LLP

101 Park Avenue

New York, NY 10178

Attn:    Robert G. Robison

            R. Alec Dawson

Fax:     (212) 309-6001

If to the Stakeholders’ Representative, to:

PBM Stakeholders, LLC

204 North Main Street

Gordonsville, VA 22942

Attn:  Paul B. Manning

Fax: (540) 832-0193

With copies to (which shall not constitute receipt of notice hereunder):

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, NY 10036

Attn:  Paul T. Schnell

          Kenneth M. Wolff

Fax:   (212) 735-2000

If to Holdings or Nutritionals, to:

PBM Holdings, Inc.

204 N. Main St.

Gordonsville, VA 22942

Attn: General Counsel

Fax: (540) 832-0193

With copies to (which shall not constitute receipt of notice hereunder):

Skadden, Arps, Slate, Meagher & Flom LLP

(See address above)

Section 9.6 Headings. The headings contained in this Agreement are inserted for convenience only and shall not be considered in interpreting or construing any of the provisions contained in this Agreement.

Section 9.7 Fees and Expenses. Except as otherwise specified in this Agreement, each party hereto will bear its own costs and expenses (including investment advisory and legal fees and expenses) incurred in connection with this Agreement and the other Transaction Documents and the transactions contemplated hereby and thereby; provided, that the fees and expenses of the Stakeholders’ Representative shall be borne by the Stockholders, Unitholders, Optionholders and Appreciation Rights Holders in proportion to the amounts paid to such Persons pursuant to the Transaction Consideration Disbursement Schedule, except for such fees and expenses of the Stakeholders’ Representative paid from the Working Capital Escrow Amount or the Indemnification Escrow Amount as expressly contemplated in Article II of this Agreement.

Section 9.8 Entire Agreement. This Agreement (including the annexes, exhibits and schedules hereto), the other Transaction Documents and the Confidentiality Agreements together constitute the entire agreement among the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and understandings, oral and written, between the parties with respect to such subject matter; provided, however, this Agreement shall not supersede the terms and provisions of the Confidentiality Agreements, which shall survive and remain in effect until expiration or termination thereof in accordance with its terms and this Agreement, including its termination pursuant to Section 5.6.

Section 9.9 Interpretation. When a reference is made to an Article, Section, Schedule or Exhibit such reference shall be to an Article, Section, Schedule or Exhibit of or to this Agreement unless otherwise indicated. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The word “Agreement,” means this Agreement as amended or supplemented, together with all Exhibits and Schedules attached hereto or incorporated by reference, and the words “hereof,” “herein,” “hereto,” “hereunder” and other words of similar import shall refer to this Agreement. The phrases “as of the date hereof” and “as of the date of this Agreement” shall mean March 22, 2010. The references to “$” shall be to United States dollars. Reference to any Law means such Law, as amended, and all rules and regulations promulgated thereunder, other than to the extent expressly stated to the contrary in Section 3.10. The words “made available on the Merrill datasite” or other words of similar import refer to documents posted to the Merrill Corporation datasite by the Companies and reflected on the datasite index, dated as of the date hereof, set forth in Section 9.9 of the Companies Disclosure Schedule.

Section 9.10 Disclosure Schedules. Any exception or qualification set forth on the Companies Disclosure Schedule or Parent Disclosure Schedule with respect to a particular representation, warranty or covenant contained in this Agreement shall be deemed to be an exception or qualification with respect to all other applicable representations, warranties and covenants contained in this Agreement to the extent that it is reasonably apparent on the face of such disclosure that such disclosure is applicable thereto. The inclusion of information in any section of the Companies Disclosure Schedule or the Parent Disclosure Schedule shall not be construed as an admission that such information is material to the Companies or their Subsidiaries, or the Parent or the Merger Subs, as applicable. In addition, matters disclosed in Companies Disclosure Schedule and Parent Disclosure Schedule are not necessarily limited to matters required by this Agreement to be disclosed in the Companies Disclosure Schedule or Parent Disclosure Schedule, as applicable, and any such additional matters are set forth for informational purposes only and do not necessarily include other matters of a similar nature.

Section 9.11 Waiver and Amendment. Subject to applicable Law, any provisions of this Agreement may be waived in writing at any time prior to Closing by the party against whom the waiver is sought to be enforced, and any of the provisions of this Agreement may be amended at any time by the mutual written agreement of Parent and the Companies. No failure or delay by any party in exercising any right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. Amendments may be made after Stockholder or Unitholder Approval of the Agreement, provided that any such amendment made following such approval that by Law requires the further approval of such person shall not be made unless such further approval is obtained.

Section 9.12 Counterparts; Facsimile Signatures. This Agreement may be executed in any number of counterparts, each of which when executed, shall be deemed to be an original and all of which together will be deemed to be one and the same instrument binding upon all of the parties hereto notwithstanding the fact that all parties are not signatory to the original or the same counterpart. For purposes of this Agreement, facsimile signatures or signatures by other electronic form of transfer shall be deemed originals, and the parties agree to exchange original signatures as promptly as possible.

Section 9.13 Third-Party Beneficiaries. Except for: (a) if and only if the Closing occurs, the right of the Stockholders, the Unitholders, and the holders of Options, SARs and UARs to receive, from and after the Effective Time, the aggregate consideration which they are entitled to receive pursuant to Article II; (b) if and only if the Closing occurs, the right of the Stakeholders’ Representative to enforce Section 5.3; (c) the right of the Company Indemnitees to enforce the obligations of the Company solely with respect to Section 5.10; and (d) the rights of the Indemnified Parties and their respective heirs, executors, administrators, legal representatives, successor and assigns to enforce the obligations of the Indemnifying Parties under Article VIII in their own names, (1) Parent and the Companies hereby agree that their respective representations, warranties and covenants set forth herein, including, for the avoidance of doubt, those contained in Section 5.3, are solely for the benefit of the other party hereto, in accordance with and subject to the terms of this Agreement, and (2) this Agreement, including, for the avoidance of doubt, Section 5.3, is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein.

Section 9.14 Severability. If any provision of this Agreement or the application of any such provision to any Person or circumstance shall be held invalid, illegal or unenforceable in any respect by a court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision hereof, and any such invalidity, illegality or unenforceability in any jurisdiction shall not invalidate or render illegal or unenforceable such provision in any other jurisdiction.

Section 9.15 Specific Performance.

(a) The parties hereby acknowledge and agree that irreparable damage to Parent and the Merger Subs would occur in the event that any of the provisions of this Agreement were not performed by the Companies in accordance with their specific terms or were otherwise breached by the Companies. It is accordingly agreed that, except where this Agreement is terminated in accordance with Article VII, Parent and the Merger Subs shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement by the Companies and to specifically enforce the terms and provisions of this

Agreement and any other agreement or instrument executed in connection herewith or contemplated hereby.

(b) To the extent any of Parent and the Merger Subs is entitled to specific performance pursuant to Section 9.15(a):

(i) The parties agree that they shall not object to, or take any position inconsistent with respect to, whether in a court of law or otherwise, the appropriateness of specific performance as a remedy for breaching this Agreement. Any Action for any such remedy shall be brought exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, only if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware), and each party waives any requirement for the securing or posting of any bond in connection with any such remedy.

(ii) The parties further agree that (A) by seeking the remedies provided for in Section 9.15(a), a party shall not in any respect waive its right to seek any other form of relief that may be available to a party under this Agreement, including monetary damages in the event that this Agreement has been terminated or in the event that the remedies provided for in Section 9.15(a) are not available or otherwise are not granted and (B) nothing contained in this Section 9.15 shall require any party to institute any Action for (or limit any party’s right to institute any Action for) specific performance under this Section 9.15 before exercising any termination right under Article VII (and pursuing damages after such termination pursuant to the limitations set forth in Sections 7.1(b) and (c)) nor shall the commencement of any Action pursuant to this Section 9.15 or anything contained in Section 9.15 restrict or limit any party’s right to terminate this Agreement in accordance with the terms of Article VII or pursue any other remedies under this Agreement that may be available then or thereafter.

(c) Notwithstanding anything contained herein to the contrary, neither the Companies nor the Stakeholders’ Representative on behalf of the Companies nor any other Person (other than Parent and Merger Subs) shall be entitled to specific performance as a remedy for breach of this Agreement.

Section 9.16 Reimbursement of Expenses. If, in order to enforce its rights under this Agreement, a party commences a suit that results in a judgment for such party, the party against whom the judgment is issued shall (subject, in the case of Parent, to the limitations set forth in Section 8.2(a)) reimburse the other party for its reasonable out-of-pocket costs and expenses (including reasonable attorney’s fees and expenses) incurred in connection with such suit.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first above written.

PERRIGO COMPANY

By:	/s/ Joseph C. Papa
Name:	Joseph C. Papa
Title:	President and CEO

PINE HOLDINGS MERGER SUB, INC.

By:	/s/ Joseph C. Papa
Name:	Joseph C. Papa
Title:	President and Chairman

PINE NUTRITIONALS MERGER SUB, LLC

By:	/s/ Joseph C. Papa
Name:	Joseph C. Papa
Title:	President and Chairman

PBM HOLDINGS, INC.

By:	/s/ Paul B. Manning
Name:	Paul B. Manning
Title:	President/CEO

PBM NUTRITIONALS, LLC

By:	/s/ Paul B. Manning
Name:	Paul B. Manning
Title:	President/CEO

PBM STAKEHOLDERS, LLC

By:	/s/ Paul B. Manning
Name:	Paul B. Manning
Title:	President/CEO

EXHIBIT 1

ESCROW AGREEMENT

This ESCROW AGREEMENT (this “Agreement”) is made and entered into as of [—], 2010, by and among Perrigo Company, a Michigan corporation (“Parent”), PBM Stakeholders, LLC, a Delaware limited liability company, as the stakeholders’ representative (the “Stakeholders’ Representative”), and Wells Fargo Bank, National Association, as escrow agent (the “Escrow Agent”). Parent and the Stakeholders’ Representative are sometimes hereinafter referred to herein collectively as the “Parties” and individually as a “Party”.

RECITALS

WHEREAS, PBM Holdings, Inc., a Delaware corporation (“Holdings”), PBM Nutritionals, LLC, a Delaware limited liability company (“Nutritionals”), Parent, Pine Holdings Merger Sub, Inc., a Delaware corporation (“Holdings Merger Sub”), Pine Nutritionals Merger Sub, LLC, a Delaware limited liability company (“Nutritionals Merger Sub”), and the Stakeholders’ Representative have entered into that certain Merger Agreement, dated as of March 22, 2010 (as may be amended from time to time, the “Merger Agreement”), which provides for, among other things, subject to the terms and conditions therein, the merger of Holdings Merger Sub with and into Holdings and the merger of Nutritionals Merger Sub with and into Nutritionals (the “Mergers”); and

WHEREAS, Section 2.6(b) of the Merger Agreement contemplates the establishment of separate escrow funds to (i) satisfy the payment obligations, if any, to Parent under Section 2.8(g)(i) of the Merger Agreement and (ii) satisfy and secure the indemnification obligations, if any, of the Companies Holders to the Parent Indemnified Parties under Article VIII of the Merger Agreement (excluding Sections 8.1(iii), (iv) and (v) thereof).

NOW, THEREFORE, in consideration of the foregoing premises and of the covenants and agreements set forth herein and in the Merger Agreement, and intending to be legally bound hereby, the parties hereto agree as follows:

1. Definitions. Capitalized terms used but not defined herein have the respective meanings set forth on Exhibit A hereto.

2. Appointment of Escrow Agent. Parent and the Stakeholders’ Representative hereby appoint and designate the Escrow Agent as escrow agent hereunder, and the Escrow Agent hereby agrees to act as escrow agent hereunder, to hold and release the Escrow Funds in accordance with the terms hereof.

3. Escrow Deposit; Investment of Escrow Fund.

(a) At the Closing, Parent shall, by wire transfer of immediately available funds, deposit with the Escrow Agent on behalf of the Companies Holders, and upon such deposit the Escrow Agent shall acknowledge receipt of:

(i) $6,000,000 (such amount, together with all income accrued thereon which has not been distributed pursuant to this Agreement, the “Working Capital Escrow Funds”); and

(ii) $80,800,000 (such amount, together with all income accrued thereon which has not been distributed pursuant to this Agreement, the “Indemnification Escrow Funds” and, together with the Working Capital Escrow Funds and the Indemnification Escrow Funds, the “Escrow Funds”).

(b) The Escrow Agent shall hold the Working Capital Escrow Funds and the Indemnification Escrow Funds in separate and distinct accounts (each, an “Escrow Account,” and together, the “Escrow Accounts”). All income earned on the Working Capital Escrow Funds shall be credited to the Working Capital Escrow Funds and be deemed to be a part of the Working Capital Escrow Funds for any and all purposes hereunder and all income earned on the Indemnification Escrow Funds shall be credited to the Indemnification Escrow Funds and be deemed to be a part of the Indemnification Escrow Funds for any and all purposes hereunder. The Escrow Funds shall not be subject to any lien, attachment, trustee process, or any other judicial process created or instituted by the Escrow Agent, other than the lien indicated in Section 10. The Escrow Agent agrees to hold, invest and distribute the Escrow Funds and to act as escrow agent in accordance with all the terms, conditions and provisions of this Agreement. The Escrow Agent in its capacity as escrow agent hereunder shall not have any liability for any loss sustained as a result of any investment made pursuant hereto or as a result of any liquidation of any investment prior to its maturity or for the failure of the Parties to give the Escrow Agent instructions to invest or reinvest the Escrow Funds, in each case, except for such losses that may result from its own gross negligence or willful misconduct.

(c) During the term of this Agreement, the Escrow Funds shall be invested and reinvested by the Escrow Agent in the Wells Fargo Money Market Deposit Account (the “MMDA”), further described herein on Exhibit B, unless otherwise instructed in writing by Parent and the Stakeholders’ Representative. The Parties acknowledge that they have read and understand Exhibit B. The MMDA will have rates of compensation that may vary from time to time based upon market conditions. At any time after the date hereof, pursuant to written instructions from Parent and the Stakeholders’ Representative to the Escrow Agent, the Escrow Funds may be invested by the Escrow Agent in any one or more of the following investments:

(i) direct obligations of the United States of America;

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(ii) obligations for which the full faith and credit of the United States of America is ledged to provide for the payment of principal and interest;

(iii) money market deposit account in or certificates of deposit of any bank organized under the laws of the United States (including the Escrow Agent), or of any state, with a capital and surplus of at least $1,000,000,000;

(iv) money market funds that invest substantially all of their assets in securities of the types described in clause (i) through (iii) above or which are rated in the highest money market rating category by Standard & Poor’s Corporation or Moody’s Investor Services, Inc.; and

(v) such other investments as Parent and the Stakeholders’ Representative may from time to time mutually agree upon in written instructions executed and delivered by Parent and the Stakeholders’ Representative to the Escrow Agent.

(d) The Escrow Agent is hereby authorized to execute purchases and sales of investments through the facilities of its own trading or capital markets operations or those of any of its Affiliates. Monthly statements will be provided to the Parties reflecting transactions executed on behalf of and related to the Escrow Funds. The Escrow Agent shall have the right to liquidate any investments held in order to provide funds necessary to make required payments under this Agreement. The Parties acknowledge that the Escrow Agent is not providing investment supervision, recommendations or advice.

4. Tax Matters.

(a) For tax reporting purposes, all interest or other income earned with respect to any portion of the Working Capital Escrow Funds or the Indemnification Escrow Funds in any tax year shall be reported at year end as allocated to Parent. Any other tax returns required to be filed will be prepared and filed by the Parties with the Internal Revenue Services (“IRS”) and any other taxing authority as required by law. The Parties acknowledge and agree that the Escrow Agent shall have no responsibility for the preparation and/or filing of any income, franchise or any other tax return with respect to the Escrow Funds or any income earned by the Escrow Funds. In addition, the Escrow Agent shall withhold any taxes it deems appropriate, including but not limited to, required withholding in the absence of proper tax documentation, and shall remit such taxes to the appropriate authorities. Any amounts withheld by the Escrow Agent pursuant to the preceding sentence shall be treated for all other purposes under this Agreement as distributed to the Companies Holders. Simultaneously with the execution of this Agreement, the Stakeholders’ Representative shall instruct each of the Companies Holders to execute and deliver any documents reasonably requested by the Escrow Agent in connection therewith (including, without limitation, a fully executed W-8 or W-9 IRS form, which shall include TIN data, from each of the Companies Holders).

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(b) To the extent that the Escrow Agent becomes liable for the payment of any taxes in respect of income derived from the investment of the Escrow Funds, the Escrow Agent shall satisfy such liability to the extent possible from the Escrow Funds. The parties, jointly and severally, shall indemnify, defend and hold the Escrow Agent harmless from and against any tax, late payment, interest, penalty or other cost or expense that may be assessed against the Escrow Agent on or with respect to the Escrow Funds and the investment thereof unless such tax, late payment, interest, penalty or other expense was directly caused by the gross negligence or willful misconduct of the Escrow Agent. The indemnification provided by this Section 4(b) shall survive the resignation or removal of the Escrow Agent and the termination of this Agreement.

5. Procedure for Indemnification Claims.

(a) Claim Notice. Concurrently with or promptly following the delivery of a Claim Notice by a Parent Indemnified Party to the Stakeholders’ Representative, Parent, on behalf of any such Parent Indemnified Party, shall provide to the Escrow Agent a copy of such Claim Notice which shall clearly specify the amount (the “Owed Amount”) that such Parent Indemnified Party is seeking from the Indemnification Escrow Funds pursuant to Article VIII of the Merger Agreement (excluding Sections 8.1(iii), (iv) and (v) thereof). The Stakeholders’ Representative and the Escrow Agent must receive any Claim Notices with respect to the Indemnification Escrow Funds from Parent before 5:00 p.m. Eastern Time on or prior to [—], 20111 (the “Indemnification Escrow Termination Date”) and any Claim Notice received thereafter shall be null and void in its entirety.

(b) Objection. Within thirty (30) days after receipt by the Stakeholders’ Representative of a Claim Notice, the Stakeholders’ Representative may deliver to Parent and the Escrow Agent a written objection to all or any part of the Claim Notice (an “Objection”).

(c) Failure to Object. If the Stakeholders’ Representative fails to deliver an Objection by 5:00 p.m. Eastern Time on the thirtieth (30th) day following the receipt by the Stakeholders’ Representative of a Claim Notice, the Escrow Agent shall pay to Parent out of the Indemnification Escrow Funds an amount equal to the Owed Amount pursuant to such Claim Notice, up to a maximum, in the aggregate, of the Indemnification Escrow Funds. Any such payment shall be made on or before the third (3rd) Business Day following the expiration of such 30-day period.

(d) Mutual Instructions; Judgment Notice. If the Stakeholders’ Representative delivers a timely Objection with respect to all or any portion of a Claim Notice, the Escrow Agent shall not disburse, and shall continue to hold in the Escrow Account, the Owed

[1]	Date to be the 18 month anniversary of the Closing Date.

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Amount requested in the Claim Notice or the disputed portion thereof, as the case may be, pending receipt of either (i) instructions signed by Parent and the Stakeholders’ Representative specifying the agreement of the parties as to the action to be taken by the Escrow Agent in respect of such Claim Notice (“Mutual Instructions”) or (ii) a notice from either Parent or the Stakeholders’ Representative of a final, non-appealable order from a court of competent jurisdiction, along with a copy of the order (together, a “Judgment Notice”), pursuant to which such court has determined whether and to what extent Parent is entitled to the Owed Amount requested in the Claim Notice. Upon receipt of Mutual Instructions or a Judgment Notice, as applicable, the Escrow Agent shall thereafter act in accordance with Section 5(e) or (f) below, as applicable.

(e) Mutual Instructions Discharge. Upon receipt by the Escrow Agent of Mutual Instructions, if such Mutual Instructions indicate that Parent is entitled to payment in respect of all or any portion of the Owed Amount requested in a Claim Notice, then the Escrow Agent shall release from the Indemnification Escrow Funds and pay to Parent the amount indicated in such Mutual Instructions (up to a maximum, in the aggregate, of the Indemnification Escrow Funds). Such payment shall be made on or before the third (3 rd) Business Day following the date on which such Mutual Instructions are received by the Escrow Agent.

(f) Judgment Notice Discharge. If the Escrow Agent has received a Judgment Notice with respect to a Claim Notice, then the Escrow Agent shall release from the Indemnification Escrow Funds and pay to Parent an amount equal to the amount due to Parent, as indicated in such Judgment Notice (up to a maximum, in the aggregate, of the Indemnification Escrow Funds). Such payment will be made on or before the third (3rd) Business Day following the date on which the Escrow Agent received such Judgment Notice.

(g) Cancellation of Claim Notices.

(i) Upon distribution by the Escrow Agent of the amount payable to Parent pursuant to Section 5(c), the related Claim Notice shall be deemed cancelled.

(ii) Upon receipt by the Escrow Agent of Mutual Instructions or a Judgment Notice and the distribution by the Escrow Agent of the amount payable to Parent pursuant to Sections 5(e) or (f), the related Claim Notice or such lesser amount as may have been specified in the Mutual Instructions or Judgment Notice, as applicable, shall be deemed cancelled.

6. Release of Escrow Funds.

(a) Early Release of Working Capital Escrow Funds.

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(i) If the Parties determine that there is a Holders’ Undisputed Working Capital Amount pursuant to Section 2.8(b) of the Merger Agreement, Parent and the Stakeholders’ Representative shall execute and deliver to the Escrow Agent a joint written notice in substantially the form of Annex I attached hereto (a “Working Capital Release Notice”) instructing the Escrow Agent to promptly release the amount of Working Capital Escrow Funds specified in such Working Capital Release Notice to the Companies Holders, including the Stakeholders’ Representative if at such time, it is also a Companies Holder, in accordance with the percentages listed on Exhibit C.

(ii) If the Parties determine that there is a Parent Undisputed Working Capital Amount pursuant to Section 2.8(c) of the Merger Agreement, Parent and the Stakeholders’ Representative shall execute and deliver to the Escrow Agent a Working Capital Release Notice instructing the Escrow Agent to promptly release the amount of Working Capital Escrow Funds specified in such Working Capital Release Notice to Parent.

(b) Final Release of Working Capital Escrow Funds. Upon the determination of the Final Post-Closing Adjustment pursuant to Section 2.8(e) of the Merger Agreement, Parent and the Stakeholders’ Representative shall execute and deliver to the Escrow Agent a Working Capital Release Notice instructing the Escrow Agent to promptly release the Working Capital Escrow Funds that were not released pursuant to Section 6(a) to the person(s) and in the amounts as specified in such Working Capital Release Notice. If the Final Post-Closing Adjustment is:

(i) a negative amount, the Working Capital Release Notice will specify (A) the amount of Working Capital Escrow Funds to be distributed to Parent as determined in accordance with Section 2.8(g)(i) of the Merger Agreement (it being understood that, if the absolute value of the Final Post-Closing Adjustment equals or exceeds the amount of the Working Capital Escrow Funds, the entire balance of the Working Capital Escrow Funds will be distributed to Parent), (B) the amount of Working Capital Escrow Funds, if any, to be distributed to the Stakeholders’ Representative to reimburse the Stakeholders’ Representative for fees and expenses incurred in connection with its duties as Stakeholders’ Representative and (C) that the amounts of the Working Capital Escrow Funds, if any, not distributed pursuant to Section 6(a) or clauses (A) and (B) of this Section 6(b)(i), is to be distributed to the Companies Holders, including the Stakeholders’ Representative if at such time, it is also a Companies Holder, in accordance with the percentages listed on Exhibit C; and

(ii) zero or a positive amount, the Working Capital Release Notice will specify (A) the amount of Working Capital Escrow Funds to be distributed to the Stakeholders’ Representative to reimburse the Stakeholders’ Representative for fees and expenses incurred in connection with its duties as Stakeholders’ Representative and (B) that the amounts of the Working Capital Escrow Funds, if any, not distributed pursuant to Section 6(a) or clause (A) of this Section 6(b)(ii), is to be distributed to the Companies Holders, including the Stakeholders’ Representative if at such time, it is also a Companies Holder, in accordance with the percentages listed on Exhibit C.

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(c) Release of Indemnification Escrow Funds. On the Indemnification Escrow Termination Date, the Escrow Agent shall, subject to Section 8(c), promptly release all Indemnification Escrow Funds that remain in the Escrow Account less an amount equal to the sum of all Owed Amounts that are designated in Claim Notices with respect to the Indemnification Escrow Funds and received by the Escrow Agent prior to 5:00 p.m. Eastern Time on the Indemnification Escrow Termination Date, to the extent that the portions of such Claim Notices relating to such Owed Amounts have not been cancelled in accordance with Section 5(g), (i) first to the Stakeholders’ Representative, an amount equal to its unreimbursed fees and expenses incurred in connection with its duties as Stakeholders’ Representative and (ii) then to the Companies Holders, including the Stakeholders’ Representative if at such time, it is also a Companies Holder, in accordance with the percentages listed on Exhibit C. If at any time after the Indemnification Escrow Termination Date the value of the Indemnification Escrow Funds remaining in the Escrow Account exceeds the sum at that time of all Owed Amounts that are designated in Claim Notices with respect to the Indemnification Escrow Funds and received by the Escrow Agent prior to 5:00 p.m. Eastern Time on the Indemnification Escrow Termination Date (to the extent that the portions of such Claim Notices relating to such Owed Amounts have not been cancelled in accordance with Section 5(g)), the Escrow Agent shall promptly release (i) first to the Stakeholders’ Representative, an amount equal to its unreimbursed fees and expenses incurred in connection with its duties as Stakeholders’ Representative and (ii) then to the Companies Holders, including the Stakeholders’ Representative if at such time, it is also a Companies Holder, in accordance with the percentages listed on Exhibit C, the remainder of any such excess. At such time, on or following the Indemnification Escrow Termination Date, that all Claim Notices with respect to the Indemnification Escrow Funds received by the Escrow Agent prior to 5:00 p.m. Eastern Time on the Indemnification Escrow Termination Date have been cancelled in accordance with Section 5(g), the Escrow Agent shall promptly release (i) first to the Stakeholders’ Representative, an amount equal to its unreimbursed fees and expenses incurred in connection with its duties as Stakeholders’ Representative and (ii) then to the Companies Holders, including the Stakeholders’ Representative if at such time, it is also a Companies Holder, in accordance with the percentages listed on Exhibit C, all Indemnification Escrow Funds remaining in the Escrow Account. With respect to each release of Indemnification Escrow Funds contemplated by this Section 6(b), the Companies Holders entitled to receive such releases of Indemnification Escrow Funds and the amounts payable to each such Companies Holder shall be set forth on a release certificate substantially in the form of Annex II attached hereto (each, a “Release Certificate”) delivered by Parent and the Stakeholders’ Representative to the Escrow Agent.

7. Payments.

(a) Any disbursement, distribution or payment to the Companies Holders pursuant to this Agreement shall be wired in accordance with the wire transfer instructions set forth in Schedule I hereto, as may be amended by written instructions from the Stakeholders’ Representative to the Escrow Agent.

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(b) Any disbursement, distribution or payment to Parent pursuant to this Agreement shall be wired in accordance with the wire transfer instructions set forth in Schedule II hereto, as may be amended by written instructions from Parent to the Escrow Agent.

(c) Any disbursement, distribution or payment to the Stakeholders’ Representative pursuant to this Agreement shall be wired in accordance with the wire transfer instructions set forth in Schedule III hereto, as may be amended by written instructions from the Stakeholders’ Representative to the Escrow Agent.

8. The Escrow Agent.

(a) The Escrow Agent shall have no duties or obligations hereunder except those specifically set forth herein and such duties and obligations shall be determined solely by the express provisions of this Agreement and no duties shall be implied. The Escrow Agent shall have no liability under and no duty to inquire as to the provisions of any agreement other than this Agreement. In connection with its duties hereunder, the Escrow Agent shall be protected in acting or refraining from acting upon any written notice, request, consent, certificate, order, affidavit, letter, telegram or other document furnished to it hereunder and reasonably believed by it to be genuine and to have been signed or sent by the proper party or parties, and the Escrow Agent shall not be liable for anything it may do or refrain from doing in connection with its duties hereunder, except to the extent that a court of competent jurisdiction determines that the Escrow Agent’s gross negligence or willful misconduct was the primary cause of any loss to the parties. In the administration of the Escrow Account, the Escrow Agent may execute any of its powers and perform its duties hereunder directly or through agents or attorneys (and shall be liable only for the careful selection of any such agent or attorney) and may consult with counsel, accountants and other skilled persons to be selected and retained by it.

(b) In the event the Escrow Agent shall be uncertain as to its duties or rights under this Agreement or shall receive any instruction, claim or demand that, in the opinion of the Escrow Agent, is in conflict with the provisions of this Agreement (any of the foregoing, an “Escrow Agent Dispute”), the Escrow Agent shall be entitled to refrain from taking any action with respect to such Escrow Agent Dispute and its sole obligation shall be to keep safely all property held under the terms of this Agreement until it shall be directed otherwise by a final and nonappealable order of a court of competent jurisdiction or by an instrument signed by both Parties. In the event of any Escrow Agent Dispute, the Escrow Agent shall be entitled to petition a court of competent jurisdiction in the State of Delaware to resolve such Escrow Agent Dispute, and each of the Parties consent to the jurisdiction of any such court with respect to any such Escrow Agent Dispute.

(c) The Escrow Agent shall be reimbursed for all reasonable fees and out-of pocket expenses, including without limitation those fees set forth on Schedule IV hereto and reasonable outside counsel fees and other out-of-pocket disbursements, incurred by the Escrow Agent in connection with the performance of its duties and obligations under this Agreement (all

8

such fees, expenses and disbursements are collectively referred to herein as the “Escrow Agent Fees and Expenses”). Each of Parent and the Stakeholders’ Representative shall be responsible for fifty percent (50%) of all Escrow Agent Fees and Expenses. The Parties shall be jointly and severally liable for the payment of all Escrow Agent Fees and Expenses, except for those incurred by the Escrow Agent due to (i) the failure of a Party to comply with any of its obligations hereunder or (ii) the requirement by an Escrow Party that the Escrow Agent perform duties outside the scope of this Agreement, which Escrow Agent Fees and Expenses set forth in the immediately preceding clause (i) shall be paid by the non-complying Escrow Party and which Escrow Agent Fees and Expenses set forth in the immediately preceding clause (ii) shall be paid by the Escrow Party that caused the Escrow Agent to perform duties outside the scope of this Agreement.

(d) The Escrow Agent may resign at any time by giving at least thirty (30) days’ prior written notice to the Parties or the Parties may, by joint written notice to the Escrow Agent, request the resignation of the Escrow Agent, which resignation in either case shall become effective upon the acceptance of appointment by a successor escrow agent as provided in this Section 8(d). The Parties shall appoint a successor escrow agent. If a successor escrow agent shall not have been appointed within twenty (20) days after such notice of resignation, the Escrow Agent or any Party may apply to any court of competent jurisdiction to appoint a successor escrow agent. The Escrow Agent’s sole responsibility after such thirty (30) day notice period expires shall be to hold the Escrow Fund (without any obligation to reinvest the same) and to deliver the same to the successor escrow agent, if any, or in accordance with the directions of a final order or judgment of a court of competent jurisdiction, at which time of delivery the Escrow Agent’s obligations hereunder shall cease and terminate, subject to the provisions of Sections 7 and 15 hereunder. Notwithstanding the foregoing, any successor escrow agent shall be a financial institution organized under the laws of the United States of America and having a combined capital and surplus of not less than Two Hundred Fifty Million Dollars ($250,000,000). Any successor escrow agent, however appointed, shall execute and deliver to the predecessor Escrow Agent, with a copy to each of the Parties, an instrument accepting such appointment, and thereupon such successor escrow agent shall, without further act, become fully vested with all the rights, powers, obligations and duties of the predecessor Escrow Agent hereunder with the same effect as if originally named the escrow agent herein. The Escrow Agent shall have the right to withhold an amount equal to any amount due and owing to the Escrow Agent, plus any reasonable costs and expenses incurred by the Escrow Agent in connection with termination of this Agreement.

9. Patriot Act Disclosure. Section 326 of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (“USA PATRIOT Act”) requires the Escrow Agent to implement reasonable procedures to verify the identity of any person that opens a new account with it. Accordingly, the parties acknowledge that Section 326 of the USA PATRIOT Act and the Escrow Agent’s identity verification procedures require the Escrow Agent to obtain information that may be used to confirm the parties’ identities, including, without limitation, name, address and organizational documents (“identifying information”). The Parties agree to provide the Escrow Agent with and consent to the Escrow Agent obtaining from third parties any such identifying information required as a

9

condition of opening an account with or using any service provided by the Escrow Agent.

10. Indemnification. The Parties shall jointly and severally indemnify, defend and hold harmless the Escrow Agent and its directors, officers, agents and employees (the “indemnitees”) from any loss, claim, liability or expense incurred by the Escrow Agent (including the reasonable fees of outside counsel and other out-of-pocket disbursements) arising out of or in connection with (a) its performance of this Agreement, except to the extent that such loss, liability or expense is due to the gross negligence or willful misconduct of any such indemnitees, or (b) its following any instructions or other directions from the Parties that have been given in accordance with the terms of this Agreement. Notwithstanding anything to the contrary in this Agreement, in no event shall the Escrow Agent be liable for special, incidental, indirect, consequential or punitive loss or damage of any kind whatsoever (including but not limited to lost profits), even if the Escrow Agent has been advised of the likelihood of such loss or damage and regardless of the form of action. The Parties acknowledge that the indemnities set forth in this Section 10 shall survive the resignation or removal of the Escrow Agent and the termination of this Agreement. The Parties hereby grant the Escrow Agent a lien on, right of set-off against and security interest in the Escrow Fund for the payment of any claim for indemnification, compensation, expenses and amounts due hereunder.

11. Successor Corporations. Any corporation into which the Escrow Agent in its individual capacity may be merged or converted or with which it may be consolidated, or any corporation resulting from any merger, conversion or consolidation to which the Escrow Agent in its individual capacity shall be a party, or any corporation to which substantially all the corporate trust business of the Escrow Agent in its individual capacity may be transferred, shall constitute the Escrow Agent under this Agreement without further act.

12. Reliance. The Escrow Agent shall not be liable for any action taken or not taken by it in accordance with the direction or consent of the Parties or their respective agents, representatives, successors, or assigns that have been given in accordance with the terms of this Agreement. The Escrow Agent shall not be liable for acting or refraining from acting upon any notice, request, consent, direction, requisition, certificate, order, affidavit, letter, or other paper or document believed by it to be genuine and correct and to have been signed or sent by the proper person or persons, without further inquiry into the person’s or persons’ authority. Concurrent with the execution of this Escrow Agreement, the Parties shall deliver to the Escrow Agent an authorized signers list in the form of Schedule V to this Agreement.

13. Force Majeure. In the event that the Escrow Agent is unable to perform its obligations under the terms of this Agreement because of acts of God, war, terrorism, floods, electrical outages, strikes, equipment or transmission failure or damage reasonably beyond its control or other cause reasonably beyond its control, the Escrow Agent shall not be liable for damages to the Parties for any unforeseeable damages resulting from such failure to perform or otherwise from such causes. In such event, performance by the Escrow Agent under this Agreement shall resume when the Escrow Agent is able to perform substantially its duties.

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14. Compliance with Court Orders. In the event that any escrow property shall be attached, garnished or levied upon by any court order, or the delivery thereof shall be stayed or enjoined by an order of a court, or any order, judgment or decree shall be made or entered by any court order affecting the property deposited under this Agreement, the Escrow Agent is hereby expressly authorized, in its sole discretion, to obey and comply with all writs, orders or decrees so entered or issued, which it is advised by legal counsel of its own choosing is binding upon it, whether with or without jurisdiction, and in the event that the Escrow Agent obeys or complies with any such writ, order or decree it shall not be liable to any of the parties hereto or to any other person, entity, firm or corporation, by reason of such compliance notwithstanding such writ, order or decree being subsequently reversed, modified, annulled, set aside or vacated.

15. Term. This Agreement shall continue in full force and effect until all cash and other assets comprising the Escrow Funds have been distributed or released in accordance with Section 6 hereof.

16. Miscellaneous.

(a) Notices. All notices, requests, demands, waivers and other communications required or permitted to be given under this Agreement to any party hereunder shall be in writing and deemed given upon (a) personal delivery, (b) recipient’s written confirmation of a receipt of a facsimile transmission, (c) confirmed delivery by a standard overnight carrier of national reputation or when delivered by hand or (d) when mailed in the United States by certified or registered mail, postage prepaid, addressed at the following addresses (or at such other address for a party as shall be specified by notice given hereunder):

(i)	if to Parent, to:

Perrigo Company

515 Eastern Avenue

Allegan, MI 49010

Attn: Todd W. Kingma

Facsimile: (269) 673-1386

With copies to (which shall not constitute receipt of notice hereunder):

Morgan, Lewis & Bockius LLP

101 Park Avenue

New York, NY 10178

Attn: Robert G. Robison

         R. Alec Dawson

Facsimile: (212) 309-6001

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(ii)	if to the Stakeholders’ Representative:

PBM Stakeholders, LLC

204 North Main Street

Gordonsville, VA 22942

Attn: Paul B. Manning

Facsimile: (540) 832-0193

With copies to (which shall not constitute receipt of notice hereunder):

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, NY 10036

Attn:	Paul T. Schnell
Kenneth M. Wolff

Facsimile: (212) 735-2000

(iii)	If to the Escrow Agent:

Wells Fargo Bank, N.A.

9062 Old Annapolis Road - MAC N2702-011

Columbia, MD 21045

Attn: Jay Smith; Corporate Trust Services

Facsimile: (410) 715-3791

(b) Amendment and Waiver. Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement, or in the case of a waiver, by the party against whom the waiver is to be effective. No failure or delay by any party in exercising any right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. To the maximum extent permitted by Law, (i) no waiver that may be given by a party shall be applicable except in the specific instance for which it was given and (ii) no notice to or demand on one party shall be deemed to be a waiver of any obligation of such party or the right of the party giving such notice or demand to take further action without notice or demand.

(c) Assignment. This Agreement and the rights hereunder are not assignable unless such assignment is consented to in writing by Escrow Agent and the Parties. Subject to the preceding sentence, this Agreement and all the provisions hereof shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

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(d) Governing Law. THIS AGREEMENT SHALL BE GOVERNED BY AND INTERPRETED AND ENFORCED IN ACCORDANCE WITH THE SUBSTANTIVE LAWS OF THE STATE OF DELAWARE, WITHOUT GIVING EFFECT TO THE CONFLICTS OF LAW PRINCIPLES THEREOF.

(e) Jurisdiction; Waiver of Jury Trial. ALL JUDICIAL PROCEEDINGS BROUGHT AGAINST THE PARTIES ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR ANY OBLIGATIONS HEREUNDER, SHALL BE BROUGHT IN ANY STATE OR FEDERAL COURT WITHIN THE STATE OF DELAWARE (OR, ONLY IF THE DELAWARE COURT OF CHANCERY DECLINES TO ACCEPT JURISDICTION OVER A PARTICULAR MATTER, ANY STATE OR FEDERAL COURT WITHIN THE STATE OF DELAWARE). BY EXECUTING AND DELIVERING THIS AGREEMENT, THE PARTIES IRREVOCABLY (I) ACCEPT GENERALLY AND UNCONDITIONALLY THE EXCLUSIVE JURISDICTION AND VENUE OF THESE COURTS; (II) WAIVE ANY OBJECTIONS WHICH SUCH PARTY MAY NOW OR HEREAFTER HAVE TO THE LAYING OF VENUE OF ANY OF THE AFORESAID ACTIONS OR PROCEEDINGS ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT BROUGHT IN THE COURTS REFERRED TO IN CLAUSE (I) ABOVE AND HEREBY FURTHER IRREVOCABLY WAIVE AND AGREE NOT TO PLEAD OR CLAIM IN ANY SUCH COURT THAT SUCH ACTION OR PROCEEDING BROUGHT IN ANY SUCH COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM; (III) AGREE THAT SERVICE OF ALL PROCESS IN ANY SUCH PROCEEDING IN ANY SUCH COURT MAY BE MADE BY REGISTERED OR CERTIFIED MAIL, RETURN RECEIPT REQUESTED, TO SUCH PARTY AT THEIR RESPECTIVE ADDRESSES PROVIDED IN ACCORDANCE WITH SECTION 16(a); AND (IV) AGREE THAT SERVICE AS PROVIDED IN CLAUSE (III) ABOVE IS SUFFICIENT TO CONFER PERSONAL JURISDICTION OVER SUCH PARTY IN ANY SUCH PROCEEDING IN ANY SUCH COURT, AND OTHERWISE CONSTITUTES EFFECTIVE AND BINDING SERVICE IN EVERY RESPECT. THE PARTIES HERETO IRREVOCABLY WAIVE, AND AGREE TO CAUSE THEIR SUBSIDIARIES TO WAIVE, THE RIGHT TO TRIAL BY JURY IN ANY ACTION TO ENFORCE OR INTERPRET THE PROVISIONS OF THIS AGREEMENT.

(f) Counterparts; Facsimile Signatures. This Agreement may be executed in any number of counterparts, each of which when executed, shall be deemed to be an original and all of which together will be deemed to be one and the same instrument binding upon all of the parties hereto notwithstanding the fact that all parties are not signatory to the original or the same counterpart. For purposes of this Agreement, facsimile signatures or signatures by other electronic form of transfer shall be deemed originals.

(g) Third Party Beneficiaries. No provision of this Agreement is intended to confer upon any person other than the parties hereto any rights or remedies hereunder. The Parent Indemnified Parties shall assert their rights only under the Merger Agreement.

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(h) Entire Agreement. This Agreement (including the annexes, exhibits and schedules hereto), constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and understandings, oral and written, between the parties with respect to such subject matter.

(i) Headings. The headings contained in this Agreement are inserted for convenience only and shall not be considered in interpreting or construing any of the provisions contained in this Agreement.

(j) Severability. If any provision of this Agreement or the application of any such provision to any Person or circumstance shall be held invalid, illegal or unenforceable in any respect by a court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision hereof, and any such invalidity, illegality or unenforceability in any jurisdiction shall not invalidate or render illegal or unenforceable such provision in any other jurisdiction.

(k) Specific Performance. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by them in accordance with the terms hereof and that each party shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or equity.

(l) Percentage Interests. If for any reason the percentage interests set forth on Exhibit C should need to be recalculated, the Stakeholders’ Representative shall calculate revised percentage interests for the Companies Holders and submit a revised Exhibit C in writing to the Escrow Agent, in which event such revised Exhibit C shall be the Exhibit C for all purposes under this Agreement.

(m) Further Assurances. Each of the parties hereto shall, at the request of another party, deliver to the requesting party all further documents or other assurances as may reasonably be necessary or desirable to carry out the purposes of this Agreement.

[Signature Page Follows]

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IN WITNESS WHEREOF, this Agreement has been executed by the parties as of the date first above written.

PERRIGO COMPANY

By:
Name:
Title:

PBM STAKEHOLDERS, LLC, as the Stakeholders’ Representative

By:
Name:	Paul B. Manning
Title:	Authorized Person

WELLS FARGO BANK, NATIONAL ASSOCIATION, as escrow agent

By:
Name:
Title:

Signature Page to Escrow Agreement

Exhibit A

Defined Terms

“Affiliate” means, with regard to any specified Person, a Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such specified Person. A Person shall be deemed to control another Person if such first Person possesses, directly or indirectly, the power to direct, or cause the direction of, the management and policies of such other Person, whether through the ownership of voting securities, by contract or otherwise.

“Agreement” has the meaning set forth in the preamble hereto.

“Business Day” shall mean a day other than a Saturday, a Sunday or a day in which banks in the State of New York are authorized to be closed.

“Claim Notice” means a written notice of claim for indemnification delivered by any of the Parent Indemnified Parties to the Stakeholders’ Representative pursuant to Section 8.3(a) or (b) of the Merger Agreement.

“Closing” means the closing of the Mergers and the other transactions contemplated by the Merger Agreement.

“Companies Holders” means the holders of Common Stock of Holdings, Units of Nutritionals, options to purchase shares of Common Stock of Holdings or any of its Subsidiaries, stock appreciation rights of Holdings, and/or unit appreciation rights of Nutritionals.

“Escrow Accounts” has the meaning set forth in Section 3(b).

“Escrow Agent” has the meaning set forth in the preamble hereto.

“Escrow Agent Dispute” has the meaning set forth in Section 8(b).

“Escrow Agent Fees & Expenses” has the meaning set forth in Section 8(c).

“Escrow Funds” has the meaning set forth in Section 3(a)(i).

“Final Post-Closing Adjustment” has the meaning set forth in the Merger Agreement.

“Holders’ Undisputed Working Capital Amount” has the meaning set forth in the Merger Agreement.

“Holdings” has the meaning set forth in the Recitals.

“Holdings Merger Sub” has the meaning set forth in the Recitals.

“indemnitees” has the meaning set forth in Section 10.

“Indemnification Escrow Funds” has the meaning set forth in Section 3(a)(i).

“Indemnification Escrow Termination Date” has the meaning set forth in Section 5(a).

“IRS” has the meaning set forth in Section 4.

“Judgment Notice” has the meaning set forth in Section 5(d).

“Merger Agreement” has the meaning set forth in the Recitals.

“Mergers” has the meaning set forth in the Recitals.

“Mutual Instructions” has the meaning set forth in Section 5(d).

“Nutritionals” has the meaning set forth in the Recitals.

“Nutritionals Merger Sub” has the meaning set forth in the Recitals.

“Objection” has the meaning set forth in Section 5(b).

“Owed Amount” has the meaning set forth in Section 5(a).

“Parent” has the meaning set forth in the preamble hereto.

“Parent Indemnified Parties” has the meaning set forth in the Merger Agreement.

“Parent Undisputed Working Capital Amount” has the meaning set forth in the Merger Agreement.

“Parties” has the meaning set forth in the preamble hereto.

“Person” means an association, a corporation, an individual, a partnership, a limited liability company, a trust, or any other entity or organization, including a governmental entity.

“Proposed Net Working Capital” has the meaning set forth in the Merger Agreement.

“Proposed Closing Cash Amount” has the meaning set forth in the Merger Agreement.

“Proposed Closing Debt Amount” has the meaning set forth in the Merger Agreement.

“Release Certificate” has the meaning set forth in Section 6(b).

“Stakeholders’ Representative” has the meaning set forth in the preamble hereto.

“Subsidiaries” means, with respect to any specified Person, (a) a corporation of which more than fifty percent (50%) of the voting or capital stock is, as of the time in question, directly or indirectly owned by such Person and (b) any partnership, joint venture, association, or other entity in which such Person, directly or indirectly, owns more than fifty percent (50%) of the equity or economic interest thereof or has the power to elect or direct the election of more than fifty percent (50%) of the members of the governing body of such entity.

“Undisputed Working Capital Amount” has the meaning set forth in the Merger Agreement.

“USA PATRIOT Act” has the meaning set forth in Section 9.

“Working Capital Release Notice” has the meaning set forth in Section 6(a)(i).

“Working Capital Escrow Funds” has the meaning set forth in Section 3(a)(i).

Exhibit B

Agency and Custody Account Direction

For Cash Balances

Wells Fargo Money Market Deposit Accounts

Direction to use the following Wells Fargo Money Market Deposit Accounts for Cash Balances for the escrow account or accounts (the “Account”) established under the Escrow Agreement to which this Exhibit A is attached.

You are hereby directed to deposit, as indicated below, or as I shall direct further in writing from time to time, all cash in the Account(s) in the following money market deposit account of Wells Fargo Bank, National Association (Bank):

Wells Fargo Money Market Deposit Account (MMDA)

I understand that amounts on deposit in the MMDA are insured, subject to the applicable rules and regulations of the Federal Deposit Insurance Corporation (FDIC), in the basic FDIC insurance amount of $100,000 per depositor, per insured bank. This includes principal and accrued interest up to a total of $100,000.

I acknowledge that I have full power to direct investments of the Account(s).

I understand that I may change this direction at any time and that it shall continue in effect until revoked or modified by me by written notice to you.

Exhibit C

Companies’ Holders Percentages

Schedule I

Companies Holders’ Payment Instructions

Schedule II

Parent’s Payment Instructions

Schedule III

Stakeholders’ Representative’s Payment Instructions

Schedule IV

Schedule of Escrow Agent Fees

Schedule V

Certificate as to Authorized Signatures

The specimen signatures shown below are the specimen signatures of the individuals who have been designated as authorized representatives of Parent and are authorized to initiate and approve transactions of all types for the escrow account or accounts established under the Agreement to which this Schedule V is attached, on behalf of Parent.

Name / Title	Specimen Signature

Name Title	Signature

Name Title	Signature

Name Title	Signature

Name Title	Signature

Annex I

Working Capital Release Notice

to

Wells Fargo Bank, N.A.

as Escrow Agent

This Working Capital Release Notice is being delivered to you pursuant to Section 6[(a)][(b)] of the Escrow Agreement, dated as of [—], 2010, by and among Perrigo Company, a Michigan corporation (“Parent”), PBM Stakeholders, LLC, a Delaware limited liability company, as the Stakeholders’ Representative (the “Stakeholders Representative”), and you, as escrow agent (terms defined in such agreement have the same meanings when used herein).

Parent and the Stakeholders’ Representative hereby instruct you to release from the Working Capital Escrow Funds [(i) to Parent, an amount equal to $[—], (ii) to the Stakeholders’ Representative, an amount equal to $[—], and (iii) to the Companies Holders, the amounts set forth opposite their respective names on the attached Schedule.]2

[The Stakeholders’ Representative hereby certifies that the Companies Holders set forth on the attached Schedule and the amounts to be paid to such Companies Holders were calculated in accordance with the percentages set forth in Exhibit C to the Escrow Agreement.]

PERRIGO COMPANY

Dated:	By:
Name:
Title:

PBM STAKEHOLDERS, LLC, as the Stakeholders’ Representative

Dated:	By:
	Name:	Paul B. Manning
	Title:	Authorized Person

[2]	Inclusion of clauses (i), (ii) or (iii) in actual Working Capital Release Notice will depend on who is entitled to funds pursuant to Section 6 of the Agreement.

Schedule Attached to Working Capital Release Notice

Payment Details:

Social Security Number	Full Name	Address 1	Address 2	Country	City	State	Zip	Principal Amount	Form 1099-B Y/N?	Imputed Interest	Form 1099-INT or OID	Interest Amount	Total Amount

Annex II

Release Certificate

to

Wells Fargo Bank, N.A.,

as Escrow Agent

This Release Certificate is being delivered pursuant to Section 6(b) of the Escrow Agreement, dated as of [—], 2010, by and among Perrigo Company, a Michigan corporation (“Parent”), PBM Stakeholders, LLC, as the Stakeholders’ Representative (the “Stakeholders Representative”), and you, as escrow agent (terms defined in such agreement have the same meanings when used herein).

Parent and the Stakeholders’ Representative hereby instruct you to release from the Indemnification Escrow Funds (i) to the Stakeholders’ Representative, an amount equal to $[—], and (ii) to the Companies Holders, the amounts set forth opposite their respective names on the attached Schedule.

The Stakeholders’ Representative hereby certifies that the Companies Holders set forth on the attached Schedule and the amounts to be paid to such Companies Holders were calculated in accordance with the percentages set forth in Exhibit C to the Escrow Agreement.

PERRIGO COMPANY

Dated:	By:
Name:
Title:

PBM STAKEHOLDERS, LLC, as the Stakeholders’ Representative

Dated:	By:
	Name:	Paul B. Manning
	Title:	Authorized Person

A IV-1

Schedule Attached to Release Certificate

Payment Details:

Social Security Number	Full Name	Address 1	Address 2	Country	City	State	Zip	Principal Amount	Form 1099-B Y/N?	Imputed Interest	Form 1099-INT or OID?	Interest Amount	Total Amount

A IV-2

EXHIBIT 2

Sample Balance Sheet and Net Working Capital Statement

EXHIBIT 3

Fees and Expenses of the Companies

Financial Advisory/Investment Banking Fees

Legal Fees of Skadden, Arps, Slate, Meagher & Flom LLP and Kramer Levin Naftalis & Frankel LLP

Accounting Fees

Data Room Fees

EXHIBIT 4

Related Party Contracts To Be Terminated

Commercial Lease Agreement, dated March 27, 2009, between Gordonsville Realty Investments, Inc. and PBM Products, Inc. for Lots 30 and 31 of Plat 75 in Covington, Ohio.

EXHIBIT 5

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

PBM HOLDINGS, INC.

The undersigned incorporator, for the purpose of incorporating or organizing a corporation under the General Corporation Law of the State of Delaware (the “GCL”), does hereby certify that:

FIRST: The name of the Corporation is PINE HOLDINGS MERGER SUB, INC. (hereinafter the “Corporation”).

SECOND: The address of the Corporation’s registered office in the State of Delaware is 2711 Centerville Road, Suite 400, in the City of Wilmington, County of New Castle, 19808. The name of its registered agent at such address is Corporation Service Company.

THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the GCL.

FOURTH: The total number of shares of stock which the Corporation shall have authority to issue is 1,000 shares of Common Stock, par value $0.01 per share.

FIFTH: The name and the mailing address of the incorporator are as follows:

Name	Mailing Address
Stephen Nesspor	Morgan, Lewis & Bockius LLP
101 Park Avenue
New York, New York 10178

SIXTH: The Corporation shall be entitled to treat the person in whose name any shares of its capital stock are registered as the owner thereof for all purposes and shall not be bound to recognize any equitable or other claim to, or interest in, such shares on the part of any other person, whether or not the Corporation shall have notice thereof, except as required by applicable law.

SEVENTH: Elections of directors need not be by ballot unless the By-Laws of the Corporation shall so provide.

EIGHTH: The Board of Directors of the Corporation may make By-Laws and from time to time may alter, amend or repeal By-Laws.

NINTH: To the fullest extent permitted by the GCL as the same exists or may hereafter be amended, a director of the Corporation shall not be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the GCL is amended after the date of filing this Certificate of Incorporation to authorize corporate

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action, further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the GCL, as so amended from time to time. No repeal or modification of this Article NINTH by the stockholders shall adversely affect any right or protection of a director of the Corporation existing by virtue of this Article NINTH at the time of such repeal or modification.

TENTH: Each person who at any time is or was an officer or director of the Corporation and is or was threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was an officer or director of the Corporation or is or was serving at the request of the Corporation as an officer or director of another corporation, partnership, joint venture, trust or other enterprise, shall be indemnified against expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such action, suit or proceeding to the full extent permitted by Section 145 of the GCL. The foregoing right of indemnification shall in no way be deemed exclusive of any other rights of indemnification to which such officer or director may be entitled under any By-Law, agreement, vote of stockholders or disinterested directors or otherwise.

ELEVENTH: Except as set forth herein, the Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred on stockholders herein are granted subject to this reservation.

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AMENDED AND RESTATED

BYLAWS

OF

PBM HOLDINGS, INC.

ARTICLE I. STOCKHOLDERS

1.1 Annual Meeting. An annual meeting of the stockholders, for the election of directors to succeed those whose terms expire and for the transaction of such other business as may properly come before the meeting, shall be held at such place, on such date, and at such time as the Board of Directors shall each year fix, which date shall be within thirteen months subsequent to the later of the date of incorporation or the last annual meeting of stockholders.

1.2 Special Meetings. Special meetings of the stockholders, for any purpose or purposes prescribed in the notice of the meeting, may be called by the Board of Directors, the Chairperson or the President or as otherwise provided by law or the Certificate of Incorporation and shall be held at such place, on such date, and at such time as they or he shall fix.

1.3 Notice of Meetings.

(a) Written notice of the place, date and time of all meetings of the stockholders shall be given, not less than ten nor more than sixty days before the date on which the meeting is to be held, to each stockholder entitled to vote at such meeting, except as otherwise provided herein or required by law (meaning, here and hereinafter, as required from time to time by the Delaware General Corporation Law or the Certificate of Incorporation of the corporation).

(b) When a meeting is adjourned to another place, date or time, written notice need not be given of the adjourned meeting if the place, date and time thereof are announced at the meeting at which the adjournment is taken; provided, however, that if the date of any adjourned meeting is more than thirty days after the date for which the meeting was originally noticed, or if a new record date is fixed for the adjourned meeting, written notice of the place, date, and time of the adjourned meeting shall be given in conformity herewith. At any adjourned meeting, any business may be transacted which might have been transacted at the original meeting.

1.4 Quorum.

(a) At any meeting of the stockholders, the holders of a majority of all of the shares of the stock entitled to vote at the meeting, present in person or by proxy, shall

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constitute a quorum for all purposes, unless or except to the extent that the presence of a larger number may be required by law.

(b) If a quorum shall fail to attend any meeting, the Chairperson of the meeting or the holders of a majority of the shares of the stock entitled to vote who are present, in person or by proxy, may adjourn the meeting to another place, date, or time.

(c) If a notice of any adjourned special meeting of stockholders is sent to all stockholders entitled to vote thereat, stating that it will be held with those present constituting a quorum, then except as otherwise required by law, those present at such adjourned meeting shall constitute a quorum, and all matters shall be determined by a majority of the votes cast at such meeting.

1.5 Organization. Any person as the Board of Directors may have designated or, in the absence of that person, the President of the corporation or, in the President’s absence, any person as may be chosen by the holders of a majority of the shares entitled to vote who are present, in person or by proxy, shall call to order any meeting of the stockholders and act as Chairperson of the meeting. In the absence of the Secretary of the corporation, the secretary of the meeting shall be any person as the Chairperson appoints.

1.6 Conduct of Business. The Chairperson of any meeting of stockholders shall determine the order of business and the procedure at the meeting, including any regulation of the manner of voting and the conduct of discussion as seem to him in order.

1.7 Proxies and Voting. At any meeting of the stockholders, every stockholder entitled to vote may vote in person or by proxy authorized by an instrument in writing filed in accordance with the procedure established for the meeting. Each stockholder shall have one vote for every share of stock entitled to vote which is registered in his or her name on the record date for the meeting, except as otherwise provided herein or required by law. All voting, including on the election of directors, but excepting where otherwise required by law, may be by a voice vote; provided, however, that upon demand therefor by a stockholder entitled to vote or his or her proxy, a stock vote shall be taken. Every stock vote shall be taken by ballots, each of which shall state the name of the stockholder or proxy voting and such other information as may be required under the procedure established for the meeting. Every vote taken by ballots shall be counted by an inspector or inspectors appointed by the Chairperson of the meeting. All elections shall be determined by a plurality of the votes cast, and except as otherwise required by law, all other matters shall be determined by a majority of the votes cast.

1.8 Stock List. A complete list of stockholders entitled to vote at any meeting of stockholders, arranged in alphabetical order for each class of stock and showing the address of each such stockholder and the number of shares registered in his or her name, shall be open to the examination of any such stockholder, for any purpose germane to the meeting, during ordinary business hours for a period of at least ten days prior to the meeting, either at a place within the city where the meeting is to be held, which place

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shall be specified in the notice of the meeting, or if not so specified, at the place where the meeting is to be held. The stock list shall also be kept at the place of the meeting during the whole time thereof and shall be open to the examination of any such stockholder who is present. This list shall presumptively determine the identity of the stockholders entitled to vote at the meeting and the number of shares held by each of them.

1.9 Consent of Stockholders in Lieu of Meeting. Any action required to be taken at any annual or special meeting of stockholders of the corporation, or any action which may be taken at any annual or special meeting of the stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

ARTICLE 2 BOARD OF DIRECTORS

2.1 Number and Term of Office. The initial Board of Directors shall consist of the number of members determined by the incorporator(s). Thereafter, the number of directors who shall constitute the whole board shall be such number as the Board of Directors shall determine, from time to time, by resolution of the Board of Directors. Each director shall be elected for a term of one year and until his or her successor is elected and qualified, except as otherwise provided herein or required by law. Whenever the authorized number of directors is increased between annual meetings of the stockholders, a majority of the directors then in office shall have the power to elect such new directors for the balance of a term and until their successors are elected and qualified. Any decrease in the authorized number of directors shall not become effective until the expiration of the term of the directors then in office unless, at the time of such decrease, there shall be vacancies on the board which are being eliminated by the decrease.

2.2 Vacancies. If the office of any director becomes vacant by reason of death, resignation, disqualification, removal or other cause, a majority of the directors remaining in office, although less than a quorum, may elect a successor for the unexpired term and until his or her successor is elected and qualified.

2.3 Regular Meetings. Regular meetings of the Board of Directors shall be held at such place or places, on such date or dates, and at such time or times as shall have been established by the Board of Directors and publicized among all directors. A notice of each regular meeting shall not be required.

2.4 Special Meetings. Special meetings of the Board of Directors may be called by one-third of the directors then in office (rounded up to the nearest whole number) or by the President and shall be held at such place, on such date, and at such time as they or he shall fix. Notice of the place, date, and time of each such special meeting shall be given each director by whom it is not waived by mailing written notice not less than five days before the meeting or by providing notice by facsimile of the same

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not less than twenty-four hours before the meeting. Unless otherwise indicated in the notice thereof, any and all business may be transacted at a special meeting.

2.5 Quorum. At any meeting of the Board of Directors, a majority of the total number of the whole board shall constitute a quorum for all purposes. If a quorum shall fail to attend any meeting, a majority of those present may adjourn the meeting to any place, date, or time, without further notice or waiver thereof.

2.6 Participation in Meetings by Conference Telephone. Members of the Board of Directors, or of any committee thereof, may participate in a meeting of such board or committee by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other and such participation shall constitute presence in person at such meeting.

2.7 Chairperson of the Board. The Board of Directors shall elect, at its original meeting and each annual meeting, a Chairperson of the Board (the “Chairperson”) who shall be a director and who shall hold office until the next annual meeting of the Board and until his or her successor is elected and qualified or until his or her earlier resignation or removal by act of the Board. The Chairperson shall preside at meetings of the stockholders and the Board. In the absence of the Chairperson, the President shall preside at meetings of the stockholders and the Board.

2.8 Conduct of Business; Written Consents. At any meeting of the Board of Directors, business shall be transacted in such order and manner as the board may from time to time determine, and all matters shall be determined by the vote of a majority of the directors present, except as otherwise provided herein or required by law. Action may be taken by the Board of Directors without a meeting if all members thereof consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board of Directors.

2.9 Powers. The Board of Directors may, except as otherwise required by law, exercise all such powers and do all such acts and things as may be exercised or done by the corporation, including, without limiting the generality of the foregoing, the unqualified power:

(a) To declare dividends from time to time in accordance with law;

(b) To purchase or otherwise acquire any property, rights or privileges on such terms as it shall determine;

(c) To authorize the creation, making and issuance, in such form as it may determine, of written obligations of every kind, negotiable or non-negotiable, secured or unsecured, and to do all things necessary in connection therewith;

(d) To remove any officer of the corporation with or without cause, and from time to time devolve the powers and duties of any officer upon any other person for the time being;

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(e) To confer upon any officer of the corporation the power to appoint, remove and suspend subordinate officers, employees and agents;

(f) To adopt from time to time such stock, option, stock purchase, bonus or other compensation plans for directors, officers, employees and agents of the corporation and its subsidiaries as it may determine;

(g) To adopt from time to time such insurance, retirement, and other benefit plans for directors, officers, employees and agents of the corporation and its subsidiaries as it may determine; and

(h) To adopt from time to time regulations, not inconsistent with these bylaws, for the management of the corporation’s business and affairs.

2.10 Compensation of Directors. Directors, as such, may receive, pursuant to resolution of the Board of Directors, fixed fees and other compensation for their services as directors, including, without limitation, their services as members of committees of the Board of Directors.

ARTICLE 3 COMMITTEES

3.1 Committees of the Board of Directors. The Board of Directors, by a vote of a majority of the whole board, may from time to time designate committees of the board, with such lawfully delegable powers and duties as it thereby confers, to serve at the pleasure of the board and shall, for those committees and any others provided for herein, elect a director or directors to serve as the member or members, designating, if it desires, other directors as alternate members who may replace any absent or disqualified member at any meeting of the committee. Any committee so designated may exercise the power and authority of the Board of Directors to declare a dividend or to authorize the issuance of stock if the resolution which designates the committee or a supplemental resolution of the Board of Directors shall so provide. In the absence or disqualification of any member of any committee and any alternate member in his or her place, the member or members of the committee present at the meeting and not disqualified from voting, whether or not he or they constitute a quorum, may be unanimous vote appoint another member of the Board of Directors to act at the meeting in the place of the absent or disqualified member. The Board of Directors may, from time to time, suspend, alter, continue or terminate any committee or the powers and functions thereof.

3.2 Officers’ Committees. Subject to the approval of the Board, the Chairperson may appoint, or may provide for the appointment of, committees consisting of officers or other persons, with chairmanships, vice chairmanships and secretaryships and such duties and powers as the Chairperson may, from time to time, designate and prescribe. The Board or the Chairperson may, from time to time, suspend, alter, continue or terminate any of such committees or the powers and functions thereof.

3.3 Conduct of Business. Each committee may determine the procedural rules for meeting and conducting its business and shall act in accordance therewith, except as otherwise provided herein or required by law. Adequate provision shall be

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made for notice to members of all meetings; one-third of the members shall constitute a quorum unless the committee shall consist of one or two members, in which event one member shall constitute a quorum; and all matters shall be determined by a majority vote of the members present. Action may be taken by any committee without a meeting if all members thereof consent thereto in writing, and the writing or writings are filed with the minutes of the proceedings of such committee.

ARTICLE 4 OFFICERS

4.1 Generally. The officers of the corporation shall consist of a President, a Secretary, and any other officers as may from time to time be appointed by the Board of Directors. Officers shall be elected by the Board of Directors, which shall consider that subject at the Board’s first meeting after every annual meeting of stockholders. Each officer shall hold office until his or her successor is elected and qualified or until his or her earlier resignation or removal. Any number of offices may be held by the same person. One person may hold more than one of the offices specified in this Article and may have such other titles as the Board of Directors may determine.

4.2 President. The President shall be the chief executive officer of the corporation. Subject to the provisions of these bylaws and to the direction of the Board of Directors, he shall have the responsibility for the general management and control of the business and affairs of the corporation and shall perform all duties and have all powers which are commonly incident to the office of chief executive or which are delegated to him by the Board of Directors. He shall have power to sign all stock certificates, contracts and other instruments of the corporation which are authorized and shall have general supervision and direction of all of the other officers, employees and agents of the corporation.

4.3 Vice President. Each Vice President shall have such powers and duties as may be delegated to him by the Board of Directors. One Vice President shall be designated by the Board of Directors to perform the duties and exercise the powers of the President in the event of the President’s absence or disability. In the absence of the Chairperson and the President, any Vice President who is a director shall, in the order prescribed by a resolution of the Board of Directors, preside at meetings of the stockholders and the Board of Directors.

4.4 Treasurer. The Treasurer shall have the responsibility for maintaining the financial records of the corporation and shall have custody of all monies and securities of the corporation. He shall make such disbursements of the funds of the corporation as are authorized and shall render from time to time an account of all such transactions and of the financial condition of the corporation. The Treasurer shall also perform such other duties as the Board of Directors may from time to time prescribe.

4.5 Secretary. The Secretary shall issue all authorized notices for, and shall keep minutes of, all meetings of the stockholders and the Board of Directors. He shall have charge of the corporate books and shall perform such other duties as the Board of Directors may from time to time prescribe.

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4.6 Delegation of Authority. The Board of Directors may from time to time delegate the powers or duties of any officer to any other officers or agents, notwithstanding any provision thereof.

4.7 Removal. Any officer of the corporation may be removed at any time, with or without cause, by the Board of Directors.

4.8 Action with Respect to Ownership of Other Entities. Unless otherwise directed by the Board of Directors, the President shall have power to vote and otherwise act on behalf of the corporation, in person or by proxy, at any meeting of owners of or with respect to any action of owners of any other entity in which this corporation may hold an ownership interest and otherwise to exercise any and all rights and powers which this corporation may possess by reason of its ownership in the other entity.

ARTICLE 5 STOCK

5.1 Certificates of Stock. Each stockholder shall be entitled to a certificate signed by, or in the name of the corporation by the Chairperson or a Vice Chairperson of the Board of Directors, or the President or a Vice President, and by the Secretary or an Assistant Secretary, or the Treasurer or an Assistant Treasurer, certifying the number of shares owned by the stockholder. Any of or all the signatures on the certificate may be facsimile.

5.2 Transfers of Stock. Transfers of stock shall be made only upon the transfer books of the corporation kept at an office of the corporation or by transfer agents designated to transfer shares of the stock of the corporation. Except where a certificate is issued for a lost, stolen, or destroyed certificate as provided in this Article, an outstanding certificate for the number of shares involved shall be surrendered for cancellation before a new certificate is issued therefor.

5.3 Record Date. The Board of Directors may fix a record date, which shall not be more than sixty nor less than ten days before the date of any meeting of stockholders, nor more than sixty days prior to the time for the other action hereinafter described, as of which there shall be determined the stockholders who are entitled: to notice of or to vote at any meeting of stockholders or any adjournment thereof; to express consent to corporate action in writing without a meeting; to receive payment of any dividend or other distribution or allotment of any rights; or to exercise any rights with respect to any change, conversion or exchange of stock or with respect to any other lawful action.

5.4 Lost, Stolen, or Destroyed Certificates. In the event of the loss, theft, or destruction of any certificate of stock, another may be issued in its place pursuant to such regulations as the Board of Directors may establish concerning proof of such loss, theft or destruction and concerning the giving of a satisfactory bond or bonds of indemnity.

5.5 Regulations. The issue, transfer, conversion and registration of certificates of stock shall be governed by such other regulations as the Board of Directors may establish.

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ARTICLE 6 NOTICES

6.1 Notices.

(a) Except as otherwise specifically provided herein or required by law, all notices required to be given to any stockholder, director, officer, employee or agent, shall be in writing and may in every instance be effectively given by hand delivery to the recipient thereof, by depositing such notice in the mails, postage paid, or by sending such notice by means of electronic transmission. Any such notice shall be addressed to such stockholder, director, officer, employee, or agent at his or her last known address as the same appears on the books of the corporation. The time when such notice is received, if hand delivered, or dispatched, if delivered through the mails or by electronic transmission, shall be the time of the giving of the notice.

(b) Notice given pursuant to this section shall be deemed given by electronic transmission: (1) if by facsimile telecommunication, when directed to a number at which the stockholder or director has consented to receive notice; (2) if by electronic mail, when directed to an electronic mail address at which the stockholder or director has consented to receive notice; (3) if by a posting on an electronic network together with separate notice to the stockholder or director of such specific posting, upon the later of (A) such posting and (B) the giving of such separate notice; and (4) if by any other form of electronic transmission, when directed to the stockholder or director. An affidavit of the Secretary or other agent of the corporation that the notice has been given by a form of electronic transmission shall, in the absence of fraud, be prima facie evidence of the facts stated therein.

6.2 Waivers. A written waiver of any notice, signed by a stockholder, director, officer, employee or agent, whether before of after the time of the event for which notice is to be given, shall be deemed equivalent to the notice required to be given to such stockholder, director, officer, employee or agent. Neither the business nor the purpose of any meeting need be specified in such a waiver.

ARTICLE 7 MISCELLANEOUS

7.1 Facsimile Signatures. In addition to the provisions for use of facsimile signatures elsewhere specifically authorized in these bylaws, facsimile signatures of any officer or officers of the corporation may be used whenever and as authorized by the Board of Directors or a committee thereof.

7.2 Corporate Seal. The Board of Directors may provide a suitable seal, containing the name of the corporation, which seal shall be in the charge of the Secretary. If and when so directed by the Board of Directors or a committee thereof, duplicates of the seal may be kept and used by the Treasurer or by an Assistant Secretary or Assistant Treasurer.

7.3 Reliance upon Books, Reports, and Records. Each director, each member of any committee designated by the Board of Directors, and each officer of the corporation shall, in the performance of his or her duties, be fully protected in relying in

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good faith upon the books of account or other records of the corporation, including reports made to the corporation by any of its officers, by an independent certified public accountant, or by an appraiser selected with reasonable care.

7.4 Fiscal Year. The fiscal year of the corporation shall be as fixed by the Board of Directors.

7.5 Time Periods. In applying any provision of these bylaws which require that an act be done or not done a specified number of days prior to an event or that an act be done during a period of a specified number of days prior to an event, calendar days shall be used, the day of the doing of the act shall be excluded, and the day of the event shall be included.

7.6 Indemnification. The Corporation shall, to the fullest extent permitted by Section 145 of the General Corporation Law of Delaware, as the same may be amended and supplemented, indemnify any and all persons whom it shall have power to indemnify under said section from and against any and all of the expenses, liabilities or other matters referred to in or covered by said section, and the indemnification provided for herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

ARTICLE 8 AMENDMENTS

8.1 Amendments. These bylaws may be amended, suspended, or repealed in a manner consistent with law at any regular or special meeting of the Board of Directors by vote of a majority of the entire board or at any stockholders meeting called and maintained in accordance with these bylaws. Any amendment, suspension, or repeal may be evidenced by resolution or otherwise as the Board may deem appropriate.